Exhibit 99.1

Oi S.A. – under Judicial Reorganization
and Subsidiaries

Financial Statements for the Years Ended

December 31, 2020 and 2019

2

Oi S.A. – under Judicial Reorganization and Subsidiaries Balance Sheets as at December 31, 2020 and 2019 (In thousands of Brazilian reais - R$, unless otherwise stated)

		Company		Consolidated				Company		Consolidated
Assets	Notes	2020	2019	2020	2019	Liabilities and shareholders’ equity	Notes	2020	2019	2020	2019

Current assets						Current liabilities
Cash and cash equivalents	8	1,952,680	949,967	4,107,941	2,081,945	Trade payables	18	820,488	788,447	2,742,395	4,794,309
Cash investments	8	184,682	177,869	193,715	183,850	Trade payables - subject to the JRP	18	149,583	236,605	533,524	799,631
Due from related parties	29	33,912	380,963			Payroll, related taxes and benefits		284,171	159,382	742,378	852,585
Accounts receivable	9	1,400,570	1,383,264	3,974,238	6,334,526	Derivative financial instruments		10,967	1,152	10,967	1,152
Inventories		66,033	45,305	378,462	326,934	Borrowings and financing	19	408,027	319,569	424,957	326,388
Current recoverable taxes	10	45,159	74,724	358,121	542,726	Assignment of receivables	20	41,268		196,720
Other taxes	11	929,572	485,428	1,823,451	1,089,391	Current taxes payable	10			12,382	66,654
Judicial deposits	12	716,047	1,198,219	1,095,827	1,514,464	Other taxes	11	174,097	172,674	1,189,145	886,763
Dividends and interest on capital	29	2,466	3,499		426	Dividends and interest on capital		4,775	4,761	18,094	5,731
Pension plan assets	27	4,984	5,174	7,618	5,430	Licenses and concessions payable	21	17,828		43,415	58,582
Prepaid expenses	13	233,952	155,513	330,131	670,344	Leases payable	22	146,415	114,652	654,662	1,510,097
Held-for-sale assets	31	100,622	3,464,478	20,771,942	4,391,090	Tax refinancing program	23	55,784	54,894	93,715	86,721
Other assets	14	346,445	303,509	754,292	852,155	Provisions	24	471,867	286,604	781,942	547,996
						Liabilities associated to held-for-sale assets	31			9,195,376	494,295
		6,017,124	8,627,912	33,795,738	17,993,281	Other payables	25	459,036	438,613	1,373,436	1,405,013

								3,044,306	2,577,353	18,013,108	11,835,917

Non-current assets						Non-current liabilities
Due from related parties	29	7,587,660	5,202,853			Trade payables - subject to the JRP	18	1,444,477	935,401	5,020,972	3,293,427
Cash investments	8	3,174	4,827	10,341	33,942	Borrowings and financing	19	12,935,035	10,305,594	25,918,777	17,900,361
Deferred recoverable taxes	10	3,724,398		3,671,070	99,175	Due to related parties	19 and 29	1,591,964	783,404
Other taxes	11	445,187	1,232,879	1,447,166	2,995,559	Assignment of receivables	20	37,829		180,327
Judicial deposits	12	3,220,445	3,092,011	6,198,008	6,651,383	Deferred taxes payable	10		12,085
Pension plan assets	27	36,917	50,680	36,917	54,615	Other taxes	11	549,829	538,308	1,324,000	1,224,038
Prepaid expenses	13	76,087	105,813	128,385	583,736	Leases payable	22	541,805	541,707	2,327,016	6,639,929
Other assets	14	66,560	32,665	595,704	437,667	Tax refinancing program	23	156,845	208,790	252,502	330,782
Investments	15	7,353,440	14,497,222	123,579	133,765	Provisions	24	1,413,298	1,405,423	5,028,521	4,703,684
Property, plant and equipment	16	6,948,832	7,120,511	24,135,058	38,910,834	Provisions for pension funds	27	702,058	633,012	702,058	633,012
Intangible assets	17	3,045,378	2,304,371	3,697,821	3,997,865	Provision for negative shareholders’ equity	15	6,017,583	4,469,749
						Other payables	25	2,338,681	2,210,592	7,302,596	7,534,166
		32,508,078	33,643,832	40,044,049	53,898,541
								27,729,404	22,044,065	48,056,769	42,259,399

						Shareholders’ equity	26
						Capital		32,538,937	32,538,937	32,538,937	32,538,937
						Share issue costs		(801,073)	(801,073)	(801,073)	(801,073)
						Capital reserves		3,906,771	3,906,771	3,906,771	3,906,771
						Treasury shares		(33,315)	(33,315)	(33,315)	(33,315)
						Accumulated losses		(28,257,917)	(17,727,954)	(28,257,917)	(17,727,954)
						Other comprehensive income		398,089	(233,040)	398,089	(233,040)

								7,751,492	17,650,326	7,751,492	17,650,326

						Non-controlling interests	31			18,418	146,180

						Total shareholders’ equity		7,751,492	17,650,326	7,769,910	17,796,506

Total assets		38,525,202	42,271,744	73,839,787	71,891,822	Total liabilities and shareholders’ equity		38,525,202	42,271,744	73,839,787	71,891,822

The accompanying notes are an integral part of these financial statements.	3

Oi S.A. – under Judicial Reorganization and Subsidiaries Statements of Profit or Loss For the Years Ended December 31, 2020 and 2019 (In thousands of Brazilian reais - R$, unless otherwise stated)

		Company		Consolidated
	Notes	2020	2019	2020	2019 Restated

Net operating revenue	4 and 5	3,545,254	3,726,700	9,284,303	10,492,096

Cost of sales and/or services	5	(2,669,653)	(3,063,156)	(7,271,335)	(7,982,595)

Gross profit		875,601	663,544	2,012,968	2,509,501

Operating income (expenses)
Share of results of investees	5 and 15	(11,493,323)	(6,169,801)	31,624	(5,174)
Selling expenses	5	(586,690)	(826,647)	(2,217,796)	(2,607,049)
General and administrative expenses	5	(873,266)	(860,290)	(2,748,473)	(2,781,460)
Other operating income	5	2,383,573	1,747,031	4,727,424	4,096,067
Other operating expenses	5	(921,245)	(2,168,841)	(3,616,966)	(5,809,548)

		(11,490,951)	(8,278,548)	(3,824,187)	(7,107,164)

Loss before financial income (expenses) and taxes		(10,615,350)	(7,615,004)	(1,811,219)	(4,597,663)

Financial income	5 and 6	10,850,449	2,653,026	4,202,220	2,631,713
Financial expenses	5 and 6	(14,502,225)	(4,027,168)	(16,989,792)	(8,008,348)

Financial income (expenses)	5 and 6	(3,651,776)	(1,374,142)	(12,787,572)	(5,376,635)

Loss before taxes		(14,267,126)	(8,989,146)	(14,598,791)	(9,974,298)

Income tax and social contribution
Current	7	680	797	(20,975)	(56,303)
Deferred	7	3,736,483	(12,085)	3,571,895	69,041

Loss from continuing operations		(10,529,963)	(9,000,434)	(11,047,871)	(9,961,560)

Discontinued operations

Profit for the year from discontinued operations (net of taxes)	31			519,372	866,453

Loss for the year		(10,529,963)	(9,000,434)	(10,528,499)	(9,095,107)

Loss attributable to Company owners		(10,529,963)	(9,000,434)	(10,529,963)	(9,000,434)
Loss attributable to non-controlling interests				1,464	(94,673)

Loss allocated to common shares - basic and diluted		(10,254,142)	(8,764,803)	(10,254,142)	(8,764,803)
Loss allocated to preferred shares – basic and diluted		(275,821)	(235,631)	(275,821)	(235,631)

Weighted average number of outstanding shares (in thousands of shares)
Common shares - basic and diluted		5,796,448	5,788,447	5,796,448	5,788,447
Preferred shares – basic and diluted		155,915	155,615	155,915	155,615

Basic and diluted loss per share:	26(f)
Common shares – basic and diluted (R$)		(1.77)	(1.51)	(1.77)	(1.51)
Preferred shares – basic and diluted (R$)		(1.77)	(1.51)	(1.77)	(1.51)

Basic and diluted loss per share - continuing operations:	26(f)
Common shares – basic and diluted (R$)				(1.86)	(1.66)
Preferred shares – basic and diluted (R$)				(1.86)	(1.66)

Basic and diluted loss per share - discontinued operations:	26(f)
Common shares – basic and diluted (R$)				0.09	0.15
Preferred shares – basic and diluted (R$)				0.09	0.15

The accompanying notes are an integral part of these financial statements	4

Oi S.A. – under Judicial Reorganization and Subsidiaries Statements of Comprehensive Income For the Years Ended December 31, 2020 and 2019 (In thousands of Brazilian reais - R$, unless otherwise stated)

	Company		Consolidated
	2020	2019	2020	2019 Restarted

Loss for the year	(10,529,963)	(9,000,434)	(10,528,499)	(9,095,107)

Hedge accounting loss	(2,409)	(1,152)	(2,409)	(1,152)
Actuarial gains (losses)	580,134	(9,795)	579,956	(9,904)
Exchange losses on investment abroad	53,404	(13,734)	99,966	(16,372)

Comprehensive income for the year from continuing operations	(9,898,834)	(9,025,115)	(9,850,986)	(9,122,535)

Discontinued operations

Comprehensive income of discontinued operations			178	109

Total comprehensive income for the year	(9,898,834)	(9,025,115)	(9,850,808)	(9,122,426)

Comprehensive income attributable to owners of the Company	(9,898,834)	(9,025,115)	(9,898,834)	(9,025,115)
Comprehensive income attributable to non-controlling interests			48,026	(97,311)

The accompanying notes are an integral part of these financial statements.	5

Oi S.A. – under Judicial Reorganization and Subsidiaries

Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2020 and 2019

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Attributable to owners of the Company						Total controlling interests	Non-controlling interests	Total shareholders’ equity
	Share capital	Share issue costs	Capital reserves	Treasury shares	Accumulated losses	Other comprehensive income
Balance at January 1, 2019	32,038,471	(377,429)	11,532,995	(2,803,250)	(17,530,108)	(208,359)	22,652,320	243,491	22,895,811
Capital increase	500,466		3,837,009				4,337,475		4,337,475
Share issue costs		(423,644)					(423,644)		(423,644)
Share buyback				(2,572)			(2,572)		(2,572)
Pharol Agreement (Note 1)			(2,462,799)	2,772,507	(197,846)		111,862		111,862
Loss for the year					(9,000,434)		(9,000,434)	(94,673)	(9,095,107)
Absorption of capital reserves			(9,000,434)		9,000,434
Other comprehensive income						(24,681)	(24,681)	(2,638)	(27,319)
Balance at December 31, 2019	32,538,937	(801,073)	3,906,771	(33,315)	(17,727,954)	(233,040)	17,650,326	146,180	17,796,506
Profit (loss) for the year					(10,529,963)		(10,529,963)	1,464	(10,528,499)
Other comprehensive income						631,129	631,129	46,562	677,691
Decrease of non-controlling interests								(175,788)	(175,788)
Balance at December 31, 2020	32,538,937	(801,073)	3,906,771	(33,315)	(28,257,917)	398,089	7,751,492	18,418	7,769,910

The accompanying notes are an integral part of these financial statements.	6

Oi S.A. – under Judicial Reorganization and Subsidiaries Statements of Cash Flows For the Years Ended December 31, 2020 and 2019 (In thousands of Brazilian reais - R$, unless otherwise stated)

	Company		Consolidated
	2020	2019	2020	2019 Restated
Cash flows from operating activities of continuing operations
Pre-tax loss	(14,267,126)	(8,989,146)	(14,598,791)	(9,974,298)
Non-cash items
Charges, interest income, inflation adjustment, and exchange differences	8,107,641	1,497,512	11,024,642	2,761,702
Debt discount amortization and inflation adjustments and exchange differences	(6,057,803)	138,502	(1,746,789)	527,465
Fair value adjustment to other liabilities	62,014	14,686	193,248	59,214
Transaction with derivative financial instruments (Note 6)	134,987	(55,025)	134,987	(55,025)
Depreciation and amortization (Note 5)	1,504,162	1,736,318	4,341,705	4,537,583
Onerous obligation (Note 5)				1,230,820
Expected credit losses on trade receivables (Nota 5)	82,578	116,676	859,886	229,101
Impairment (reversals) / losses (Note 5)	(1,129,708)	2,111,022	(1,129,708)	2,111,022
Provisions/(Reversals) (Note 5)	163,519	(322,692)	578,239	211,690
Share of results of investees (Note 5)	11,493,323	6,169,805	(31,624)	5,174
Gain on the sale of investments			(79,114)
Gain (loss) on the disposal of assets	(42,364)	44,461	(119,921)	129,438
Concession Agreement Extension Fee - ANATEL	56,796	76,715	313,798	374,752
Employee and management profit sharing	73,009	55,884	345,556	190,187
Recovered taxes (Notes 5 and 6)	(116,035)	(1,491,170)	(391,461)	(3,617,919)
Inflation adjustment to provisions/(reversals) (Note 6)	352,972	420,770	879,178	1,589,551
Inflation adjustment to tax refinancing program (Note 6)	3,651	9,331	6,800	16,135
Other	(565,384)	(729,381)	(244,190)	(432,909)

	(143,767)	804,264	336,441	(106,317)

Changes in assets and liabilities
Accounts receivable	(99,883)	(306,254)	122,457	(306,240)
Inventories	(20,269)	11,835	(51,982)	(21,113)
Taxes	331,518	285,699	1,416,573	1,322,267
Increases/decreases of cash investments	1,468	28,382	21,801	40,141
Trade payables	528,393	(752,451)	105,315	(678,046)
Payroll, related taxes and benefits	51,780	(53,953)	(245,315)	(313,169)
Assignment of receivables	96,292		459,014
Licenses and concessions		(51,898)	(41,209)	(127,313)
Provisions	(321,923)	(239,359)	(640,505)	(462,299)
Changes in assets and liabilities held for sale			485,858	(29,829)
Other assets and liabilities	(61,643)	73,158	(111,625)	(252,683)

	505,733	(1,004,841)	1,762,059	(828,284)

Financial charges paid - debt	(792,320)	(925,514)	(805,975)	(926,910)
Financial charges paid - other			(151,639)	(60,909)
Income tax and social contribution paid - Company		(2,766)	(33,436)	(85,680)
Income tax and social contribution paid - third parties		(57,447)	(78,540)	(159,966)

	(792,320)	(985,727)	(1,069,590)	(1,233,465)

Cash flows from operating activities - continuing operations	(430,354)	(1,186,304)	787,233	(2,168,066)

Cash flows from operating activities - discontinued operations			3,619,470	4,358,169
Net cash generated by operating activities	(430,354)	(1,186,304)	4,406,703	2,190,103

The accompanying notes are an integral part of these financial statements.	7

Oi S.A. – under Judicial Reorganization and Subsidiaries Statements of Cash Flows For the Years Ended December 31, 2020 and 2019 (In thousands of Brazilian reais - R$, unless otherwise stated)

(continued)	Company		Consolidated
	2020	2019	2020	2019 Restated

Cash flows from investing activities - continuing operations
Purchases of tangibles and intangibles	(783,268)	(879,777)	(3,455,136)	(4,157,318)
Due from related parties and debentures - receipts	365,093	162
Proceeds from the sale of investments and capital assets	3,500	(2,710,765)	144,422	106,097
Cash received due to capital reduction in subsidiary - PT Participações	3,741,302
Cash received on the sale of investments - PT Ventures			4,132,422
Decrease in non-controlling interests			(175,788)
Dividends received from investments abroad (Note 31)				226,525
Judicial deposits	(59,134)	(252,519)	(194,651)	(472,111)
Redemptions of judicial deposits	531,939	516,100	646,875	716,344
Capital increase in subsidiaries	(2,229,632)

Cash flows from investing activities - continuing operations	1,569,800	(3,326,799)	1,098,144	(3,580,463)
Cash flows from investing activities - discontinued operations			(4,241,818)	(3,270,215)
Net cash used in investing activities	1,569,800	(3,326,799)	(3,143,674)	(6,850,678)

Cash flows from financing activities
Borrowings net of costs			2,485,898
Repayment of principal of borrowings and financing	(4,833)	(84)	(11,267)	(11,824)
Proceeds from (repayments of) derivative financial instrument transactions	(119,551)	72,113	(119,551)	72,113
Capital increase		4,000,000		4,000,000
Commitment to investors premium		(58,489)		(58,489)
Tax refinancing program	(54,706)	(99,143)	(81,671)	(151,720)
Payment of dividends and interest on capital		(314)		(437)
Leases	(144,823)	(117,500)	(596,597)	(540,838)
Share buyback		(2,572)		(2,572)

Cash flows from financing activities - continuing operations	(323,913)	3,794,011	1.676,812	3,306,233
Cash flows from financing activities - discontinued operations			(877,182)	(949,042)
Net cash used in financing activities	(323,913)	3,794,011	799,630	2,357,191

Foreign exchange differences on cash equivalents	187,180		205,014

Cash and cash equivalents transferred to held for sale			(241,677)

Cash flows for the year	1,002,713	(719,092)	2,025,996	(2,303,384)

Cash and cash equivalents

Closing balance	1,952,680	949,967	4,107,941	2,081,945
Opening balance	949,967	1,669,059	2,081,945	4,385,329

Changes in the year	1,002,713	(719,092)	2,025,996	(2,303,384)

8

Oi S.A. – under Judicial Reorganization and Subsidiaries Statements of Cash Flows For the Years Ended December 31, 2020 and 2019 (In thousands of Brazilian reais - R$, unless otherwise stated)

Additional Disclosures Relating to the Statement of Cash Flows

Non-cash transactions

	COMPANY		CONSOLIDATED
	2020	2019 Restated	2020	2019 Restated
Variance between economic and financial investment (acquisition of PP&E and intangible assets)	138,315	368,901	174,223	465,899
Offset of judicial deposits against provisions	158,180	172,628	376,376	395,143
Offsetting of recoverable taxes against taxes payable	1,078,648	1,116,895	4,377,247	4,554,108
Shares issued to the backstop investors		337,475		337,475
Capital increase in subsidiary		7,437,061
Settlement of payables for own shares (Notes 1 and 26 (b))		46,680		46,680

Reconciliation of liabilities resulting from financing activities

The changes in financial charges and the settlement of the debt resulting from financing activities are presented in Note 19.

9

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

1.	GENERAL INFORMATION

Oi S.A. – under Judicial Reorganization (“Company” or “Oi”), is a Switched Fixed-line Telephony Services (“STFC”) concessionaire, operating since July 1998 in Region II of the General Concession Plan (“PGO”), which covers the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, and the Federal District, in the provision of STFC as a local and intraregional long-distance carrier. The Company also provides domestic and international long-distance services in all Regions under concessions granted by Agência Nacional de Telecomunicações - ANATEL (National Telecommunications Agency), the regulator of the Brazilian telecommunications industry (“ANATEL” or “Agency”).

The Company is headquartered in Brazil, in the city of Rio de Janeiro, at Rua do Lavradio, 71 – 2º andar.

The Company also holds: (i) through its wholly-owned subsidiary Telemar Norte Leste S.A. – under Judicial Reorganization (“Telemar”) a concession to provide fixed telephone services in Region I and nationwide International Long-distance services; and (ii) through its indirect subsidiary Oi Móvel S.A. – under Judicial Reorganization (“Oi Móvel”) a license to provide mobile telephony services in Region I, II and III.

In Africa, the Company provides fixed and mobile telecommunications services through own subsidiaries and the subsidiaries of Africatel Holdings B.V. (“Africatel”), and in Asia the Company provides fixed, mobile, and other telecommunications services basically related through its subsidiary Timor Telecom (Note 31).

The Company is registered with the Brazilian Securities and Exchange Commission (“CVM”) and the U.S. Securities and Exchange Commission (“SEC”). Its shares are traded on B3 S.A. – Brasil, Stock Exchange, OTC (“B3”) and its American Depositary Receipts (“ADRs”) representing Oi common shares and preferred shares are traded on the New York Stock Exchange (“NYSE”).

Concession agreements

The local and nationwide STFC long-distance concession agreements entered into by the Company and its subsidiary Telemar with ANATEL are effective until December 31, 2025. These concession agreements provide for reviews on a five-year basis and in general have a higher degree of intervention in the management of the business than the licenses to provide private services. At the end of 2018, ANATEL published Public Hearing No. 51/2018 to address the revision of the Concession Agreements for the concession’s last five-year period (2021-2025) and the new General Universal Service Targets Plan (PGMU V).

The contribution period to the Public Hearing ended on March 26, 2019 and after being processed by ANATEL, it was approved under Decision 619/2020, PGMU amendment proposal, sent to the Ministry of Communications (Official Letter 478/2020/GPR-ANATEL, of Dec 1, 2020), in addition to the new wording of the Concession Agreements (Resolution 737/2020).

10

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

In December 2020, Oi filed a Cancellation Request against Ruling No. 619/2020 and Resolution No. 737/2020, which jointly approved the PGMU V proposal and the draft Concession Agreements for the Switched Fixed-line Telephony Service (“STFC”) for 2021-2025, as stated in case file No. 53500.040174/2018-78.

On January 28, 2021, the Government enacted Decree 10610/2021, which repeals Decree 9619/2018 and approves the PGMU V, applicable to 2021-2025. Among the provisions of the new PGMU we highlight the introduction of the backhaul obligation, under which carriers may use the balance resulting from the changes in targets of the previous PGMU. The PGMU V also provides for the end of the obligation to build fixed wireless new access facilities required by PGMU VI and the infrastructure already in place shall be maintained until the end of the concession.

It is worth noting that Law 13879/2019 opens the legal possibility of changing the provision of STFC services from public utility regime to the private law regime at the time the radiofrequency permits, telecommunications service concessions, and satellite exploitation rights are extended. On June 17, 2020, the authorities enacted Decree 10402, which regulates Law 13879/2019 and sets the deadline for ANATEL to issue the rules that will govern changing from concessions to permits.

As a result, ANATEL issued Resolution 741/2021, which approves the Regulation for the Adaptation of the Concessions of the Fixed Commuted Telephone Service (STFC) as Authorizations of the same service. This regulation sets the rules for the migration from the concession regime to an authorization regime, pending, however, the definition of the Migration Balance Calculation Methodology and its quantification, on a case-by-case basis, by concessionaire (the work is being conducted by a consulting firm engaged by ANATEL/UIT and is expected to be approved by the Agency’s Board of Directors by the end of the first half of 2021).

On December 30, 2020, Oi filed a Request for Arbitration Proceedings with ANATEL for the discussion of issues regarding our Concession Agreements. This request is currently under review by ANATEL.

With the approval of the Judicial Reorganization Plan (“JRP”, “Plan” or “Original Plan”), ANATEL initiated some procedures aiming at monitoring the Company’s financial situation, as well as to assess its Company’s ability to discharge its obligations arising from the terms of the concession agreements. In March 2019, ANATEL decided, among other issues, to maintain the special monitoring of the provision of telecommunications services of the Oi Group companies in 2019 by imposing actions related to transparency, corporate governance, and corporate control, financial and operating performance, and asset and credit management, as informed in the Notice to the Market disclosed by the Company on May 8, 2019.

On February 10, 2020, as reported in the Notice to the Market released by the Company, ANATEL’s Board of Directors concluded there was no longer the need for special monitoring based on the decision issued in May 2019 as it considers that the Company’s and its subsidiaries’ short-term liquidity risk has been extinguished and revoked the obligations previously imposed on the Oi Group companies.

11

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Corporate Authorization

The Company’s financial statements were analyzed and approved by the Board of Directors, and authorized for issuance at the meeting held on March 29, 2021.

Judicial Reorganization

On June 20, 2016, the Company and its direct and indirect wholly owned subsidiaries Oi Móvel, Telemar, Copart 4 Participações S.A. – under Judicial Reorganization (“Copart 4), Copart 5 Participações S.A. – under Judicial Reorganization (“Copart 5”, merged with and into the Company), Portugal Telecom International Finance B.V. - under Judicial Reorganization (“PTIF”), and Oi Brasil Holdings Cooperatief U.A. - under Judicial Reorganization (“Oi Holanda”) (collectively with the Company, the “Oi Companies”, or “Debtors”) filed a petition for judicial reorganization with the Court of the State of Rio de Janeiro (“Judicial Reorganization Proceeding”).

On December 19, 2017, after confirming that the required quorum of classes I, II, III, and IV creditors was in attendance, the General Creditors’ Meeting was held and the Oi Companies’ JRP was approved by a vast majority of creditors on December 20, 2017.

On January 8, 2018, the judicial reorganization court (“Judicial Reorganization Court”) issued a decision that ratified the JRP and granted the judicial reorganization to the Oi Companies, which was published on February 5, 2018.

On July 31, 2018, the restructuring of the Oi Companies’ financial debt was completed with the implementation of the applicable terms and conditions provided for in the JRP, including the completion of the first capital increase provided for in the JRP, Capital Increase – Claim Capitalization.

On January 25, 2019 the Company completed the second capital increase provided for in the JRP (“Capital Increase - New Funds”), with the issue of 3,225,806,451 book-entry, registered common shares, without par value, including new common shares represented by ADSs, pursuant to the JRP and the subscription and commitment agreement entered into by the Company, its subsidiaries, and the Backstop Investors.

Capital Increase – New Funds

Exercise of Subscription Warrants and American Depositary Warrants (“ADWs”)

On October 28, 2018, the Company commenced the issuance and delivery of all warrants and ADWs exercised by their holders. The process was completed on January 4, 2019. All Warrants that were not exercised on or prior to January 2, 2019 have been cancelled.

Preferential offer and completion of the Capital Increase – New Funds, pursuant to the commitment agreement terms

As contemplated by Section 6 of the JRP, on November 13, 2018 the Company commenced a preemptive offering of common shares that was registered with the SEC under the Securities Act under which holders of common shares and preferred shares, including the ADS Depositary and The Bank

12

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

of New York Mellon, as depositary of the Preferred ADS program, received transferable rights for each common share or preferred share held as of November 19, 2018, which refers to as subscription rights.

The subscription rights expired on January 4, 2019. On January 16, 2019, the Company issued 1,530,457,356 common shares to holders of subscription rights that had exercised those subscription rights with respect to the initial common shares. On January 21, 2019, the Company issued 91,080,933 common shares to holders of subscription rights that had requested subscriptions for excess common shares. The proceeds of these subscriptions totaled R$2,011 million.

On January 25, 2019, the Company issued 1,604,268,162 common shares, representing the total number of common shares that were offered in the preemptive offering less the total number of initial common shares and excess common shares, to the Backstop Investors in a private placement under the terms of the commitment agreement for the aggregate amount of R$1,989 million (“Share Balance”). Because of the subscription and payment of the Share Balance, the Company completed, on this date, the Capital Increase – New Funds, through the subscription and payment of all 3,225,806,451 New Common Shares issued as part of the Capital Increase – New Funds, representing a contribution of new funds for the Company totaling R$4.0 billion. In addition, under the terms of the commitment agreement, on that date the Company issued, as compensation for their commitments under the commitment agreement, 272,148,705 common shares in a private placement to the Backstop Investors and paid US$13 million to the Backstop Investors. As a result of the outcome of the subscription and payment of the Capital Increase – New Funds and the Commitment Shares, the Company’s share capital increased to R$32,538,937,370.00, represented by 5,954,205,001 shares, divided into 5,796,477,760 registered common shares and 157,727,241 registered preferred shares, without par value.

Litigation discontinuation settlement between the Company and Pharol

On February 8, 2019, in order to discontinue any disputes that might harm the implementation of the JRP, the Company disclosed a Material Fact Notice informing that its Board of Directors approved, in accordance with CVM Instruction 567/2015, the acquisition of 1,800,000 preferred shares issued by the Company to ensure the compliance of the commitment assumed by the Company to transfer its treasury shares to Bratel, wholly-owned subsidiary of Pharol SGPS, S.A., in the context of the settlement entered into, subject matter of the Material Fact Notice of January 8, 2019 (“Settlement”), in transactions conducted in B3’s OTC to deliver the treasury shares to Bratel, which would be made within four business days from the confirmation of the settlement by the Judicial Reorganization Court.

On February 18, 2019, the Court issued a decision suspending conflict of jurisdiction injunction No. 157.099 during the period requested by the parties.

On April 3, 2019, the Company disclosed a notice to the market to inform on the confirmation of the settlement, referred to above, because the fifteen-day term for the publication of the related court decision has run out. Accordingly, as determined in the Settlement, the term for the compliance with the second part of the obligations established by both parties to the Settlement started on this same date, including: (a) the request to discontinue all the litigation involving the parties named in the Agreement and (b) the delivery to Bratel of 33.8 million Oi shares there were held in treasury, including 32 million common shares and 1.8 million preferred shares. In addition, several obligations and rights of the parties described in the Material Fact Notice released by Oi and the Communication released by Pharol, both on January 9, 2019, were fully clearly established.

13

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Default Payment Method provided for by Clause 4.3.6 of the Original Plan - Bondholders

On May 20, 2019, in strict compliance with the decision issued under Chapter 15 that determined that the cancelation of the notes regulated by New York Law should take place on June 14, 2019, the Company announced that it started the procedure so that the holders of the notes (a) Portugal Telecom International Finance B.V.’s €500,000,000 in 4.375% notes maturing in 2017 (ISIN No.: XS0215828913); (b) Portugal Telecom International Finance B.V.’s €750,000,000 in 5.875% notes maturing in 2018 (ISIN No.: XS0843939918); (c) Portugal Telecom International Finance B.V.’s €750,000,000 in 5.00% notes maturing in 2019 (ISIN No.: XS0462994343); (d) Portugal Telecom International Finance B.V.’s €1,000,000,000 in 4.625% notes maturing in 2020 (ISIN No.: XS0927581842); (e) Portugal Telecom International Finance B.V.’s €500,000,000 in 4.5% notes maturing in 2025 (ISIN No.: XS0221854200); (f) Oi Brasil Holdings Coöperatief U.A.’s €600,000,000 in 5.625% notes maturing in 2021 (ISIN No.: XS1245245045); (g) Oi Brasil Holdings Coöperatief U.A.’s US$1,500,000,000 in 5.75% notes maturing in 2022 (ISIN No.: US10553MAD39); (h) Oi S.A.’s €750,000,000 in 5.125% notes maturing in 2017 (ISIN No.: XS0569301327); (i) Oi S.A.’s US$750,000,000 9.500% maturing in 2019 (ISIN No.: 87944LAD1); (j) Oi S.A.’s BRL1,100,000,000 in 9.75% maturing in 2016 (ISIN No. US10553MAC55); and (k) Oi S.A.’s US$1,000,000,000 in 5.500% maturing in 2020 (ISIN No. 144A: US87944LAE92) (the “Legacy Notes”) are able to support their claims to receive on a future date or on the Company’s payment dates pursuant to Clause 4.3.6 of the Original Plan. On June 14, 2019, the Legacy Notes were duly cancelled.

The procedure detailed above is not applicable for the holders of the 6.25% Notes issued by Portugal Telecom International Finance B.V. – in Judicial Reorganization maturing in 2016 (ISIN No.: PTPTCYOM0008). The Company will provide at the appropriate time the information on the procedure to register the beneficiaries of the Default Payment Method provided for by Clause 4.3.6 of the Original Plan with regard to such series.

Prepetition Financing – Clause 5.3 of the Original Plan

On December 23, 2019, the Company disclosed a Material Fact Notice informing that its subsidiary Oi Móvel entered into a 1st issue indenture of collateralized, simple, nonconvertible debentures, with additional trust security, in a single series, for private placement, in the total amount of up to R$2,500,000,000.00 (“Oi Móvel Debentures” and “Oi Móvel Issue”, respectively). The main features of the Oi Móvel Issue and the Oi Móvel Debentures are as follows: (i) Term and Maturity Date: twenty-four (24) months from the issue date, except in the case of early redemption and early maturity of the Oi Móvel Debentures set forth in the related Debenture Indenture; (ii) Payout: U.S. dollar foreign exchange fluctuation plus interest of (i) twelve point sixty-six percent (12.66%) per year (PIK) for the first twelve months after the first repayment is made; (ii) thirteen point sixty-one percent (13.61%) per year thereafter; and (iii) Guarantees: the Oi Móvel Debentures are fully backed by collaterals and trust guarantees provided by Oi Móvel and the Company and its subsidiary Telemar.

The Oi Móvel Issue was approved based on the provisions of Clause 5.3 of the Original Plan and is part of the context of post-petition financing, in the “Debtor in Possession Financing” (“DIP Financing”) modality.

14

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Subsequently to the Material Fact Notice disclosed on December 23, 2019, the Company disclosed a Notice to the Market on February 4, 2020 informing shareholders and the general market that the subscription and payment of the Oi Móvel Issue had been completed for private placement in the amount of R$2,500,000,000.00.

Non-termination of the Judicial Reorganization

On December 6, 2019, the Company released a Material Fact Notice informing that the Oi Companies had filed a petition with the Judicial Reorganization Court requesting that the court oversight of the Oi Companies not to terminated on February 4, 2020, the date when the Plan’s homologation would complete two (2) years.

The non-termination of the judicial oversight did not introduce any changes to the current position of the Oi Companies and had no impact on the compliance with the Plan in force or on current receivables, or any other new funds that were obtained by the Oi Companies. It is worth noting that the continuity of court oversight at the end of the two-year period is a natural measure that has been applied in most judicial reorganization proceedings.

Notwithstanding the good progress of the Plan implementation, which has already concluded most of the steps provided for in the proceeding, which were important for the Company’s recovery, said petition presented the Judicial Reorganization Court with circumstances related to the complexity inherent to the Judicial Reorganization Proceeding’s magnitude and to the reforms underway in the legal and regulatory environment, and which would require actions still to be implemented as part of the Judicial Reorganization Proceeding.

On February 28, 2020, the Company released a Material Fact Notice informing its shareholders and the general market that on February 28, 2020 the Oi Companies filed with the Judicial Reorganization Court a petition exposing its interest in submitting for deliberation to a new general creditors’ meeting (“New GCM”) an amendment to the Plan (“Amendment to Plan” or “amendment to the JRP”) aimed at achieving greater operating and financial flexibility to continue its investment project and the compliance with its strategic transformation plan (“Strategic Plan”), both broadly disclosed to the market.

In line with the foregoing, on March 6, 2020, the Company disclosed a Material Fact Notice informing that the Judicial Reorganization Court awarded a decision, on the same date, granting the Company’s request for a New General Creditors’ Meeting to deliberate on an amendment to the Plan, prescribing that:

(i)	the Oi Companies filed with the court, within 180 days from the decision’s issue date, the draft amendment to the JRP; and

(ii)	the Trustee organized the New General Creditors’ Meeting, which shall be held within 60 days from the submission of the draft amendment to the JRP.

Amendment to the Judicial Reorganization Plan

On June 15, 2020, the Oi Companies filed with the Judicial Reorganization Court the draft Amendment to the JRP for the purposes of increasing the flexibility of the Original JRP by creating a more efficient corporate and operating structure, aiming at maximizing the Company’s value to the benefit of all its stakeholders. This initiative was fully aligned with the Strategic Plan, which is being transparently implemented.

15

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

On August 13, 2020, the Oi Companies filed with the Judicial Reorganization Court an updated draft of the Amendment to the JRP that adjusts certain terms and conditions. This proposal reflected the several discussions with creditors, potential investors, and other stakeholders, including discussions held with the mediator appointed by the Judicial Reorganization Court, for the purpose of discussing improvements to the Amendment to the JRP.

The Amendment to the JRP was submitted to a vote by the Debtors and approved at the New GCM held on September 8, 2020, the date of the first notice to convene, at the SulAmérica, Convention Center, and was confirmed by the Judicial Reorganization Court on October 5, 2020, in a decision issued on October 8, 2020 that rejected all the allegations of procedural nullity of the New GCM, ruling out the allegation of unequal treatment among creditors and rejecting the requests for nullity of the voting and approval quorum of the Amendment to the JRP because it did not include any drafting and unresolved issues and, among other measures, has set a twelve-month period for ending the Debtors’ judicial reorganization, beginning on the date of said decision issue date, which may be extended, should there be a need to complete the acts relating to the disposals provided for in the Amendment to the JRP.

1.	Purposes of the Amendment to the JRP

The Amendment to the JRP, approved by the creditors and ratified by the Judicial Reorganization Court, as referred to above, aims at allowing the Oi Companies and their subsidiaries (“Oi Group”) to implement their long-term plan, with the necessary resolution of their debt, in the current context, and their continuity as going concerns by following said JRP and their Strategic Plan. The main purpose of the Oi Group’s strategy is transforming its business model by focusing on the use and rapid expansion of its extensive fiber optics infrastructure as a competitive edge, including its transportation networks (backbone, backhaul and data network), and primary and secondary access networks (dedicated links, metropolitan rings, and FTTH access networks), enabling and supporting the high-speed connection and service provision needs of its residential, business, corporate, and government customers, and the provision of infrastructure services for other telecommunication service providers in the country, including the facilitation of connections for the new 5G technology.

This strategy will be implemented by proceeding with the asset divestiture process, the possibility of taking part of moves toward consolidation in the industry and divesting its mobile communications operation and adopting of the model known as structural separation, which allows incorporating separate entities dedicated to investing, the operation and the maintenance of the telecommunications infrastructure and the provision of services to its end customers, including the product development, marketing, sales and customer service activities. This aims at making the Oi Group’s business model more sustainable, focused on its main competitive advantages, structured in an efficient and focused manner, and ensuring the continuity of the Oi Group and the consequent compliance with the means of recovery and payment of all prepetition claims.

16

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The Amendment to the JRP aims at introducing flexibility in meeting the Company’s strategic goals described above and its main purposes include:

(i)	provide for the possibility of forming isolated production units (“UPIs”) by separating certain businesses and/or isolated assets of the Oi Group and sell such separate units under the security and benefits assured by Law 11101/2005 (Business Recovery and Bankruptcy Law, or LRF), so as to maximize their worth and provide the resources necessary to pay prepetition creditors and discharge the Debtors’ obligations;

(ii)	improve the payment terms and conditions for a significant portion of small creditors as a way of reducing litigation and expediting up the settlement of these claims, as required by the Judicial Reorganization Court;

(iii)	allow the Debtors to raise additional financing and other funding to allow them to maintain the necessary investments and pay their creditors; and

(iv)	allow the segregation, using an Oi Group company, of some fiber optics assets and infrastructure to create a more flexible and efficient corporate structure to accelerate investments in the expansion of the fiber optics network. Such company may have access to financial and capital markets and raise additional funds at lower costs, thus ensuring the funds generated by the Debtors’ operations are used exclusively in such operations, thus, strengthening their operating structure.

2.	UPIs provided for in the Amendment to the JRP

The Amendment to the JRP provides for the creation of five (5) UPIs separate from the assets, liabilities and rights of the Debtors and associated with (a) the operation of telecommunications networks (“UPI InfraCo”); the telephony and data operation in the mobile communications market (“UPI Mobile Assets”); (c) the passive infrastructure (“UPI Towers” and “UPI Datacenter”); and (d) the TV business (“UPI TVCo”).

The UPIs are established as special purpose corporations (“SPCs”) and may be sold, under different models for each type of UPI described above, to ensure the debt payment and generate the funds necessary for the expansion of its fiber infrastructure and associated services, which are the key focus of Oi Group’s strategy. The divestment of the UPIs would allow Oi to maximize the business value of its investments by expanding its residential and business access services nationwide, exploit more efficiently its network components, and create new business opportunities for the exploitation of these networks by offering them to other carriers and service providers in the telecommunications industry, in light with the governing laws, regulations and the required permits from competent authorities, where applicable.

The Amendment to the JRP contains detailed information on the composition of each UPI and the terms and conditions applicable to their disposal, including information on their structure and minimum price, available at www.recjud.com.br, for consultation purposes.

17

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

2.1.	UPI InfraCo

InfraCo SPC will concentrate infrastructure and fiber assets related to the Oi Group’s access and transportation networks already contributed to its capital, whether when they are directly assigned or even when they are assigned as right of use, in the form of Indefeasible Rights of Use (IRUs), as well as new infrastructure investments to be made in the future for the purpose of accelerating investments in the expansion of its fiber optics networks, based on a more flexible and efficient capital structure and greater possibility of attracting and using new funds. InfraCo SPC is seeking in the market the necessary funds to finance its investments in order to expand Oi Group’s operations in fiber optics and serve a larger number of customers from these segments nationwide.

The Amendment to the JRP establishes that Oi shall retain a material interest in the capital of InfraCo SPC through measures to ensure its active participation in the creation and expansion of a local leader in fiber optics infrastructure. As in other countries, the creation of InfraCo SPC followed a logic of structural separation between the services company and the infrastructure company for the purpose of maximizing business value through greater efficiency and innovation, with clear strategies focused on customer experience and product and service innovation on one hand and mass access to fiber infrastructures and optimization of its technical operation on the other.

The UPI InfraCo consists of 100% of the SPC shares, which concentrates the assets and liabilities related to the fiber optics and infrastructure activities described in Annex 5.3.4 to the Amendment to the JRP. Clause 5.3.9.4 of the Amendment to the JRP provides for the partial divestiture of the UPI InfraCo through a bidding process, under the terms of the Business Recovery and Bankruptcy Law, by submitting sealed bids for the disposal of the majority of the voting shares of InfraCo SPC, representing its shareholding control. This bid should ensure the Company the payment of at least R$6.5 billion, in addition to the guarantee from the acquirer that there will be adequate funds for the payment of possible remaining debts of InfraCo SPC, including the full payment of InfraCo’s debt outlined in Clause 5.3.8.1 to the Amendment to the JRP and the compliance with its investment plan, according to certain parameters to be established in the related UPI InfraCo Invitation to Bid Notice. At the completion of the partial sale of the UPI InfraCo, the buyer will be assured an interest equivalent to 51.0% of the total capital stock, not exceeding 51.0% of the economic capital of InfraCo SPC, and the Debtors are reserved the right to, at their sole discretion, determine the division of the capital stock of InfraCo SPC into common and preferred shares of InfraCo in the sale, within the limits established by law, thus guaranteeing that the Company shall retain a significant equity interest in SPC InfraCo, which might be possibly liable for the Debtors’ obligations to JRP creditors.

As a result of the large demand for the asset during the preliminary market analysis conducted by a financial advisor, the minimum economic value (EV) of InfraCo SPC (as at December 31, 2021) to be considered in the proposals will be R$20 billion, within the previous reference range of 25.5% to 51% of the economic value, in order to ensure an active bid dispute among the different stakeholders for the control of InfraCo (51% of the voting capital of InfraCo SPC) until the auction. The interested parties must also assume the commitment to pay a secondary installment of the acquisition price of not less than R$6.5 billion and a primary installment of the acquisition price amounting up to R$5 billion, to guarantee the payment of any remaining debts of InfraCo SPC, including the payment of the amount of InfraCo SPC’s debt provided for in Clause 5.3.8.1 of the Amendment to the JRP and the implementation of the planned investment plan, in exchange for receiving new common shares issued

18

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

by InfraCo SPC, at the price per share paid in the partial sale of UPI InfraCo, adjusted as provided for in the Amendment to the JRP.

The Oi Group may, by the date of publication of the UPI InfraCo Notice, accept the binding bid with the highest economic value (EV) assigned to InfraCo SPC for the partial acquisition of UPI InfraCo, pursuant to the terms of the Amendment to the JRP, undertaking to grant such bidder the right to top, at its sole discretion, any offer per share issued by InfraCo SPC above its own biding bid, provided it submits an offer for an amount higher than at least 1% of the price per share issued by InfraCo SPC set in the best offer made during the bidding process for partial sale of the UPI InfraCo. The Amendment to the JRP also provides for mechanisms for evaluating binding bids for the partial acquisition of the UPI InfraCo that take into consideration not only the price per share offered and its minimum price of the economic value (EV) of InfraCo SPC, but also the possibility of evaluating better conditions for determining the best bid to be taken into consideration as the preferential bid for the judicial bidding process.

On January 25, 2021, Oi released a Material Fact Notice informing its shareholders and the market in general that on January 22, 2021 it had received binding proposals from third parties for the partial acquisition of the UPI InfraCo, all above the minimum price set in the Amendment to the JRP and that the proposals received are under analysis by the Company, which may engage in negotiations with the bidder of the best offer, on an exclusive basis, for the purpose of negotiating the final agreements that will be disclosed during the bidding process, by means of the corresponding Invitation to Bid Notice to be published in due course.

On February 4, 2021, Oi released a Material Fact Notice informing its shareholders and the market in general that, in view of the binding offer terms and conditions for partial acquisition of the UPI InfraCo jointly submitted by Globenet Cabos Submarinos S.A., BTG Pactual Economia Real Fundo de Investimento em Participações Multiestratégia, and other investment funds managed or controlled by companies belonging to the BTG Group (the “Offer” and the “Bidders”), on this same date entered into an Exclusivity Agreement (“Agreement”) with the Bidders, for a limited period of time, for the purpose of negotiating exclusively with the Bidders the sale terms and conditions, as well as the documentation and appendices relating to the Offer. The purpose of the Agreement is to grant the negotiations underway between the parties the necessary security and agility, and, if the negotiations between the parties regarding the terms and documentation are satisfactorily concluded, allow that Oi is in a position to grant the Bidders the right to top other bids received in the course of the bidding process for the sale of the UPI InfraCo, pursuant to Clause 5.3.9.4.6 of the Amendment to the JRP confirmed by the JRP. The Agreement is initially effective until March 6, 2021 and will be automatically renewed for an additional period of thirty (30) days, unless otherwise stated by any of the parties. The initial effective date was March 6, 2021, which was automatically renewed for another thirty-day period, to become effective until April 5, 2021, as reported by Oi in a Notice to the Market disclosed on March 5, 2021.

On February 18, 2021, Oi disclosed a Material Fact Notice informing that its subsidiary BrT Multimídia had entered into an indenture for the issue of collateralized, simple, nonconvertible debentures, backed by collaterals, for private placement, in the total amount of up to R$ 2,500,000,000.00 (“InfraCo Debentures” and “InfraCo Issue”, respectively). The main features of the InfraCo Issue and the Infraco Debentures are as follows: (i) Term and Maturity Date: twenty-four (24)

19

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

months from the issue date, except in the case of early redemption and early maturity of the InfraCo Debentures set forth in the Debenture Indenture; (ii) Interest: unit par value adjusted using the accumulated National Broad Consumer Price Index (IPCA) variance, plus interest of 11% per year; (iii) Guarantees: the InfraCo Debentures shall be backed by collateral and a trust security provided by InfraCo; (iv) Conversion: the InfraCo Debentures shall be convertible into redeemable preferred shares representing the majority of InfraCo’s voting shares; and (v) Subscription: the InfraCo Debentures must be subscribed and paid-in by April 15, 2021.

The InfraCo Issue was approved pursuant to the provisions of Section 5 of the Amendment to the JRP. As provided for by the Amendment to the JRP and the InfraCo Issue indenture, Oi, through its subsidiaries Oi Móvel and Telemar, shall hold a call option on all the preferred shares held by the Debentureholders as a result of the Conversion. Alternatively, and at the sole discretion of Oi and its subsidiaries Oi Móvel and Telemar, InfraCo SPC may redeem all of the preferred shares held by the Debentureholders as a result of Conversion. The actual InfraCo Issue is subject to the authorizations and the compliance with certain conditions precedent set forth in the relevant InfraCo Issue indenture.

2.2.	UPI Mobile Assets

The Amendment to the JRP provides for the sale of UPI Mobile Assets in a bidding process, under the terms of the LRF, by submitting sealed bids for the acquisition of 100% of the shares of Mobile SPC, with payment of at least R$15.7 billion in cash.

On November 10, 2020, the Bid Notice (“UPI Mobile Assets Bid Notice”) submitted by the Debtors was published for the sale of the UPI Mobile Assets, which consisted of 100% of the shares Cozani RJ Infraestrutura e Redes de Telecomunicações S.A., a joint stock company with corporate taxpayer identification number (CNPJ/ME) 36.012.579/0001-50 and registered with the Rio de Janeiro State Division of Corporations under NIRE 33.300.333.291, with registered head offices at Rua do Lavradio, 71, sala 201/801, Centro, CEP 20230-070, in the City of Rio de Janeiro, State of Rio de Janeiro (“Mobile SPC”) wholly owned by Oi Móvel, free and clear of any liens or encumbrances (“Mobile SPC Shares”), to the capital of which Oi Móvel will contribute, through one or more corporate transactions, the Assets, Liabilities and Rights of the UPI Mobile Assets described in Appendix 5.3.1 to the Amendment to the JRP and in the UPI Mobile Assets Bid Notice.

On December 14, 2020, the Company released a Material Fact Notice informing its shareholders and the market in general that a hearing was held in the Judicial Reorganization Court for opening the sealed bids submitted as part of the bidding process for the disposal of the UPI Mobile Assets, in the manner and terms provided for in the Amendment to the JRP and in the UPI Mobile Assets Bid Notice. During said hearing, it was verified that there was only one bid for the acquisition of the UPI Mobile Assets, which was submitted jointly by Telefônica Brasil S.A., TIM S.A., and Claro S.A. (the “Bidders”) pursuant to the precise terms and conditions of the binding proposal for the acquisition of the UPI Mobile Assets submitted by the Bidders, amounting to R$16.5 billion, of which R$756 million relates to transition services to be provided by Oi to the Bidders for up to 12 months, plus a commitment to enter into long-term take-or-pay agreements for transmission capacity services with Oi, whose net present value (NPV), calculated for purposes and in the manner provided in the Amendment to the JRP, is R$819 million, which shall be paid in cash, subject to the terms and conditions provided for in the related binding proposal and the related Share Purchase Agreement set forth in Annex 5.3.9.1 to the Amendment to the JRP.

20

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Due to the submission of a single sealed bid for the acquisition of the UPI Mobile Assets, the Judicial Reorganization Court confirmed the Bidders’ proposal as the winning bid of the bidding process for the sale of the UPI Mobile Assets, after securing the favorable opinions of the State of Rio de Janeiro Public Prosecution Office and the Trustee.

As provided for by the Bid Notice of the UPI Mobile Assets, the related Share Purchase and Sale Agreement will be entered into with the Bidders and the actual completion of Mobile SPC shares’ transfer will be subject to compliance with the terms and conditions set forth in such agreement, including the prior consent of ANATEL (the National Telecommunications Agency) and the approval of the purchase and sale of the shares by the Administrative Economic Defense Council (“CADE”) (Brazilian antitrust authority).

2.3.	UPI Towers

The Amendment to the JRP provides for the sale of the UPI Towers in a bidding process, under the terms of the LRF, by submitting sealed bids for the acquisition of 100% of the shares of Towers SPC held by the Debtors.

On October 19, 2020, the Bid Notice (“UPI Towers Bid Notice”) submitted by the Debtors was published for the sale of the UPI Towers, which consisted of 100% of the shares issued by special purpose corporation Caliteia RJ Infraestrutura e Redes de Telecomunicações S.A., a joint stock company with CNPJ/ME 35.978.982/0001-75 and registered with the Rio de Janeiro State Division of Corporations under NIRE 33.300.333.215, with registered head offices at Rua do Lavradio, 71, sl. 201/801, Centro, CEP 20230-070, in the City of Rio de Janeiro, State of Rio de Janeiro (“Towers SPC”), wholly owned by Telemar and Oi Móvel, specifically incorporated for being sold as a UPI as part of the Judicial Reorganization Proceeding, and with share capital paid in by the Assets, Liabilities and Rights of the UPI Towers, described in Annex 5.3.2 to the Amendment to the JRP and in the UPI Towers Bid Notice.

On November 26, 2020, the Company released a Material Fact Notice informing its shareholders and the market in general that a hearing was held in the Judicial Reorganization Court for opening the sealed bids submitted as part of the bidding process for the disposal of the UPI Towers, in the manner and terms provided for in the Amendment to the JRP and in the UPI Towers Bid Notice. During the hearing, it was verified that there was only one sealed bid for the acquisition of the UPI Towers, which was submitted by Highline do Brasil II Infraestrutura de Telecomunicações S.A. (“Highline”) pursuant to the precise terms and conditions of the binding proposal for the acquisition of the UPI Towers submitted by the latter, amounting to one billion, sixty-six million, nine hundred and two thousand, eight hundred and twenty-seven Brazilian reais (R$1,066,902,827.00) to be paid in cash, as described in the Material Fact Notice released on August 13, 2020, subject to the terms and conditions provided for in the related binding proposal and the related Stock Purchase Agreement set forth in Annex 5.3.9.2 to the Amendment to the JRP.

Due to the submission of a single sealed bid for the acquisition of the UPI Towers, the Judicial Reorganization Court confirmed Highline’s proposal as the winning bid of the bidding process for the sale of the UPI Towers, after securing the favorable opinions of the State of Rio de Janeiro Public Prosecution Office and the Trustee.

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Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

On December 23, 2020, the Company released a Notice to the Market informing its shareholders and the market in general that the Company, Telemar and Oi Móvel entered into the Share Purchase and Sale Agreement Through a UPI and Other Covenants (“Agreement”) with Highline for the sale of the UPI Towers to Highline and that the actual completion of the transaction with the transfer of Towers SPC’s shares to Highline is subject to the compliance with the conditions precedent usual for this type of transaction, as provided for in the Agreement.

2.4.	UPI Datacenter

The Amendment to the JRP provides for the sale of UPI Datacenter in a bidding process, under the terms of the LRF, by submitting sealed bids for the acquisition of 100% of the shares of Datacenter SPC held by the Debtors.

On October 19, 2020, the Bid Notice (“UPI Datacenter Bid Notice”) submitted by the Debtors was published for the sale of the UPI Datacenter, which consisted of 100% of the shares issued by special purpose corporation Drammen RJ Infraestrutura e Redes de Telecomunicações S.A., a joint stock company with CNPJ/ME 35.980.592/0001-30 and registered with the Rio de Janeiro State Division of Corporations under NIRE 33.300.333.231, with registered head offices at Rua do Lavradio, 71, sl. 201/801, Centro, CEP 20230-070, in the City of Rio de Janeiro, State of Rio de Janeiro (“Datacenter SPC”), the shares of which will be held by Oi, Telemar and Oi Móvel, specifically incorporated to be sold as a UPI as part of the Judicial Reorganization Proceeding, and with capital stock paid in exclusively and necessarily by the Assets, Liabilities and Rights of the UPI Datacenter, described in Annex 5.3.3 to the Amendment to the JRP and in the UPI Datacenter Bid Notice.

On November 26, 2020, the Company released a Material Fact Notice informing its shareholders and the market in general that a hearing was held in the Judicial Reorganization Court to open the sealed bids submitted as part of the bidding process for the disposal of the UPI Datacenter, in the manner and terms provided for in the Amendment to the JRP and in the UPI Datacenter Bid Notice. During the hearing, it was verified that there was only one sealed bid for the acquisition of the UPI Datacenter, which was submitted by Titan Venture Capital e Investimentos Ltda. (“Titan”) pursuant to the precise terms and conditions of the binding proposal for acquisition of UPI Datacenter submitted by the latter, as described in the Material Fact Notice dated June 15, 2020, amounting to three hundred and twenty-five million Brazilian reais (R$325,000,000.00) to be paid as follows: (i) a cash installment in the amount of two hundred and fifty million Brazilian reais (R$250,000,000.00); and (ii) the remaining amount of seventy-five million Brazilian reais (R$75,000,000.00) in installments to be paid in the manner and within the deadline set forth in the related binding proposal and the related Share Purchase and Sale Agreement contained in Exhibit 5.3.9.3 to the Amendment to the JRP.

Due to the submission of a single sealed bid for the acquisition of the UPI Datacenter, the Judicial Reorganization Court confirmed Titan’s proposal as the winning bid of the bidding process for the sale of the UPI Datacenter, after securing the favorable opinions of the State of Rio de Janeiro Public Prosecution Office and the Trustee.

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Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

On December 14, 2020, the Company released a Notice to the Market informing that on December 11, 2020 the Company, Telemar, and Oi Móvel had entered into the Agreement for the Purchase and Sale of Shares Through a UPI and Other Covenants (“Agreement”) with Titan, for the purpose of selling the UPI Datacenter to Titan for the total amount R$325,000,000.00, which will be paid after the compliance with certain conditions precedent, as follows: (i) a cash installment of R$250,000,000.00 (“Cash Installment”) paid at sight; and (ii) R$ 75,000,000.00 (“Remaining Amount”), in installments to be paid in the manner and timeframe set forth in the Agreement.

Accordingly, on March 15, 2021, the Company released a Material Fact Notice informing that, after compliance with all the contractual conditions precedent on March 12, 2021, it sold the UPI Data Center to Titan and transferred all the shares issued by Datacenter SPC to Titan, which, in turn, paid the Cash Installment, with the Remaining Amount to be paid in installments, in the manner and timeframe set forth in the Agreement.

The completion of the sale of the UPI Datacenter represents the implementation of yet another stage of the JRP and Strategic Plan, aimed at ensuring greater financial flexibility and efficiency, and the long-term sustainability of the Company by its market repositioning and its conversion into the largest telecommunications infrastructure provider in Brazil, based on the massification of fiber optics and high-speed internet, the provision of corporate solutions, and the preparation for the evolution to 5G, focused on business lines with higher added value and good growth prospects and forward looking.

2.5.	UPI TVCo

UPI TVCo will consist of 100% of TVCo SPC shares which will concentrate the assets, liabilities, and rights related to the pay TV business, described in Annex 5.3.5 to the Amendment to the JRP, which provides for the disposal of the UPI TVCo in a bidding process, under the terms of the LRF, by submitting sealed bids for the acquisition of 100% of TVCo SPC shares held by the Debtors, considering that the acquisition of the UPI TVCo will involve (i) the payment, in a single cash installment, of a minimum amount of R$20 million and (ii) the obligation of the corresponding acquirer to share with the Debtors and/or their associates 50% of the net revenue of the IPTV service to be offered to TVCo SPC customers using the FTTH network, under the terms and conditions to be established in the Bidding Notice for the disposal of the UPI TVCo.

3.	Payment of Creditors

The Amendment to the JRP provides for the possibility of making adjustments to the payment terms and conditions of the prepetition creditors and also mechanisms that would allow or require the Company to pay certain claims subject to the Plan within a term shorter than the term provided for in the ratified Plan.

The Amendment to the JRP contains detailed information on the payment proposals for each class of creditors.

3.1.	Labor Claims

The Amendment to the JRP also prescribes that labor creditors whose claims had not been fully settled by the date of the New GCM would have their claims up to a total of R$50,000 paid within 30 days of ratification of the Amendment to the JRP, provided that said labor claims (i) were listed in the trustee’s list of creditors; (ii) were the subject of a final and unappealable court decision that terminated the

23

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

underlying lawsuit and ratified the amount due to the related creditor; or (iii) in the case of creditors entitled to recover lawyers’ fee, a decision was rendered in the event of claim qualification or challenge filed by the date of the New GCM, provided that they elect this form of payment.

3.2.	Collateralized claims

The Amendment to the JRP prescribes that, in the event of the disposal of the UPI Mobile Assets, part of the funds to be paid by the winning bidder of the related bidding process and the buyer of the UPI Mobile Assets will, at the risk and expense of the Debtors and using the Debtors’ full instructions on the amount due to each Creditor with collateralized claims and the related data for payment, directly assigned by the buyer to the Creditors with collateralized claims for the prepayment of 100.0% of the remaining amount of Collateralized Claims (as defined in the Amendment to the JRP).

3.3.	Regulatory Agencies’ Claims

In light of the Amendment to the JRP, approved at the CGM held on September 8, 2020 and ratified by a court decision issued on October 5, 2020, the claims of Regulatory Agencies will be paid as provided for by Law 13988. This law allows the negotiation of all amounts established under Noncompliance Investigation Proceedings (PADOS) registered as enforceable debt, payable in 84 installments, after a 50% discount on the consolidated claim limited to the principal, a six-month grace period, and with the possible use of judicial deposits made as guarantee of the processed claims, fully transferable to ANATEL for the early settlement of as many initial installments as possible to be paid with the total amount of the deposits.

3.4.	Unsecured Claims

3.4.1.	Class III Unsecured Creditors.

3.4.1.1.	Straight-line payment option

Pursuant to the Amendment to the JRP, Class III Unsecured Creditors (as defined in the Plan), with claims of up to R$3,000 that have not yet been fully settled by the date of the New GCM and that have filed a claim qualification or challenge by the date of the New GCM, may elect to receive the full claim, via the on-line platform to be made available by the Oi Group www.credor.oi.com.br within 45 days after the New GCM. The option to receive R$3,000 may be exercised, within the same term, by the Class III Unsecured Creditors with claims higher than R$3,000 provided that (i) the claims had not yet been fully paid by the date of the New GCM; (ii) they had already filed a claim qualification or challenge by the date of the New GCM; and (iii) at the time the option is exercised, such creditors granted the Debtors, on the same platform, a receipt of full payment of their claims.

The Amendment to the JRP prescribes that the payment of the related claims is made through a deposit, in Brazilian legal tender, in a bank account in Brazil to be indicated by the corresponding Class III Unsecured Creditors, within no more than ninety (90) calendar days beginning on (a) the date of the Court Ratification of the Amendment to the JRP; or (b) the issue date of the final decision that, in the event the claim in not claimed or is disputed, determined the inclusion of their related Unsecured Claims in the General List of Creditors.

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Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

3.4.1.2.	Repurchase Obligation in Liquidity Events

The Amendment to the JRP includes an amendment to Clause 5.2 of the Original Plan to provide for the obligation of prepayment at a discount, by the Debtors, of the Unsecured Creditors that have elected Restructuring Options I or II, pursuant to Clauses 4.3.1.2 or 4.3.1.3 thereof, respectively, also when there is one or more Liquidity Events (as defined in the Amendment to the JRP) in the first five years from the court ratification of the JRP. Accordingly, the Amendment to the JRP establishes that the Oi Group shall allocate 100.0% of the Net Revenue from Liquidity Events (as defined in the Amendment to the JRP) exceeding R$6.5 billion to, in up to the payment rounds, anticipate the payment of the claims held by the Unsecured Creditors provide for in said Clause, at a discount of fifty-five percent (55%) on the related Total Balance of the Unsecured Claims, as described in Clause 5.4 of the Amendment to the JRP.

3.4.1.3.	Reverse Auction

The Amendment to the JRP allows the Debtors, at any time, during the five-year period after the ratification of the Amendment to the JRP, to hold one or more prepayment rounds to the Unsecured Creditors that offer the highest discount rate of their claims in each round held (“Reverse Auction”). In each Reverse Auction, the winning bidder shall be the Unsecured Creditors that successively offer the lowest amount novated unsecured claims under the terms of the Plan in each round, under the terms provided for in Clause 4.7.1 of the Amendment to the JRP.

The specific terms of each Reverse Auction, including the rules, the net present value (NPV) of the future payment flows of the related unsecured claims, as provided for in the Plan, to be taken into consideration, which cannot be lower than one hundred percent (100%) of the NPV of the related unsecured claims at any Reverse Auction, and the maximum amount of the related unsecured claims to be paid by the Debtors, including possible restrictions, will be detailed in the related notice to be disclosed prior to the Reverse Auction, at www.recjud.com.br, and subsequently sent to the interested Unsecured Creditors that complete their registration, as provided for in Clause 4.7.4 of the Amendment to the JRP.

3.4.1.4.	Bank guarantees

The Amendment to the JRP allows the Debtors to seek in the market a credit limit for hiring bank guarantees to be provided to the Unsecured Creditors. Clause 5.6.6 and following of the Amendment to the JRP provides for the possibility of the Unsecured Creditors to offer bank guarantee lines to the benefit of the Debtors, within the limit of their restructured claims, to be drawn on the condition that the Debtors reduce their exposure under guarantee in relation to the position as at December 31, 2017, while guaranteeing the reduction of the prepayment discount from 55% to 50%, to be applied at each Exercise Round of the Purchase Obligation, to volumes equivalent to those offered in new guarantee lines, as provided for in the Plan.

3.4.2.	Unsecured Claims of Small Businesses, listed in Class IV

Pursuant to the Amendment to the JRP, Small Businesses with Unsecured Claims listed in Class IV (as defined in the Plan), with claims of up to R$150,000 that have not yet been fully settled by the date of the New GCM and that have filed have filed a claim qualification or challenge by the date of the New GCM, may elect to receive the full claim, via the on-line platform to be made available by the Oi

25

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Group at www.credor.oi.com.br, within 45 days after the New GCM. The option to receive R$150,000 may be exercised, within the same term, by the Small Businesses with Unsecured Claims listed in Class IV with claims higher than R$150,000 provided that (i) the claims have not yet been fully paid by the date of the New GCM; (ii) they have already filed a claim qualification or challenge by the date of the New GCM; and (iii) at the time the option is exercised, such creditors grant the Debtors, on the same platform, a receipt of full payment of their claims.

The Amendment to the JRP prescribes that the payment of the related claims to be made through a deposit, in Brazilian legal tender, in a bank account in Brazil to be indicated by the corresponding Unsecured Small Business Creditor, within no more than ninety (90) calendar days beginning on (a) the date of the Court Ratification of the Amendment to the JRP; or (b) the issue date of the final decision that, in the event the claim in not claimed or is disputed, determined the inclusion of their related Unsecured Small Business Claims in the General List of Creditors.

4.	Termination of the Judicial Reorganization

The decision to ratify the Amendment to the JRP set a twelve-month period to terminate the judicial reorganization, beginning on the issue date of such decision, i.e., October 8, 2020, and may be extended if there is a need to finalize the acts related to the disposals of the assets provided for in the Amendment to the JRP.

5.	Oi’s activities once the measures provided for in the Amendment to the JRP are implemented

If the corporate restructuring carried out to segregate the UPIs and the sale of these UPIs as provided for by the Amendment to the JRP is implemented, the Company will retain all activities, assets, rights and obligations not expressly transferred to the UPIs, including certain fiber optics, fiber backbone and copper backhaul assets related to the Oi Group’s transportation network, residential, BUSINESS and corporate customers (including utility assets), in addition to the Digital and IT services (Oi Soluções), as well as the field maintenance and installation operations at Serede - Serviços de Rede S.A. (“Serede”) and customer service operations at Brasil Telecom Call Center S.A. (“BrT Call Center”).

With these measures, the goal is to ensure that this set of assets is sufficient to guarantee the continuity of the Company as a going concern and the payment of its debts under the terms of the Amendment to the JRP.

For more information regarding the Amendment to the JRP and the implementation of the measures set forth therein refer to the documents disclosed on this date by the Company and available on its website (www.oi.com.br/ri or http://www.recjud.com.br/) and on CVM’s Empresas.NET System (www.cvm.gov.br;).

6.	Full Content of the Amendment to the JRP

The full Amendment to the JRP is available to the Company’s shareholders at the Company’s headquarters and on its website (www.oi.com.br/ri or http://www.recjud.com.br/), CVM’s Empresas.NET System (www.cvm.gov.br;), and the website of B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br).

26

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Company subsidiaries

The table below shows the equity interests held in the capital of the Company’s subsidiaries:

Companies related to the continuing operations

Company	Core business	Home country	Direct 2020	Indirect 2020	Direct 2019	Indirect 2019
Oi Holanda	Raising funds in the international market	The Netherlands	100%		100%
Portugal Telecom Internacional Finance B.V	Raising funds in the international market	The Netherlands	100%		100%
CVTEL, BV	Investment management	The Netherlands	100%		100%
Carrigans Finance S.à.r.l.	Investment management	Luxembourg	100%		100%
Rio Alto Gestão de Créditos e Participações S.A. (“Rio Alto”)	Receivables portfolio management and interests in other entities	Brazil	100%		100%
Oi Serviços Financeiros S.A. (“Oi Serviços Financeiros”)	Financial services	Brazil	99.87%	0.13%	99.87%	0.13%
Bryophyta SP Participações S.A.	Development, building, and operation of telecommunications networks	Brazil	99.80%	0.20%	99.80%	0.20%
Telemar	Fixed telephony – Region I	Brazil	100%		100%
Paggo Empreendimentos S.A.	Payment and credit systems	Brazil		100%		100%
Paggo Acquirer Gestão de Meios de Pagamentos Ltda.	Payment and credit systems	Brazil		100%		100%
Paggo Administradora Ltda. (“Paggo Administradora”)	Payment and credit systems	Brazil		100%		100%
Serede – Serviços de Rede S.A. (“Serede”)	Network services	Brazil	17.51%	82.49%	17.51%	82.49%
Brasil Telecom Call Center S.A. (“BrT Call Center”)	Call center and telemarketing services	Brazil		100%		100%
BrT Card Serviços Financeiros Ltda. (“BrT Card”)	Financial services	Brazil		100%		100%
Pointer Networks S.A. (“Pointer”)	Wi-Fi internet	Brazil		100%		100%
Pointer Peru S.A.C	Wi-Fi internet	Peru		99.96%		100%
VEX Venezuela C.A	Wi-Fi internet	Venezuela		100%		100%
VEX USA Inc.	Wi-Fi internet	United States of America		100%		100%
VEX Ukraine LLC	Wi-Fi internet	Ukraine		40%		40%
PT Participações, SGPS, S.A. (“PT Participações”)	Management of equity investments	Portugal	100%		100%
Oi Investimentos Internacionais S.A. (“Oi Investimentos”)	Business consulting and management services, preparation of projects and economic studies, and investment management	Portugal		100%		100%
Africatel GmbH & Co.KG.	Investment management	Germany		100%		100%
Africatel GmbH	Investment management	Germany		100%		100%
Africatel Holdings, BV	Investment management	The Netherlands		86%		86%
TPT - Telecomunicações Publicas de Timor, S.A. (“TPT”)	Provision of telecommunications, multimedia and IT services, and purchase and sale of related products in Timor	Portugal		76.14%		76.14%
Directel - Listas Telefónicas Internacionais, Lda. (“Directel”)	Telephone directory publishing and operation of related databases, in international operations	Portugal		100%		100%
Directel Cabo Verde – Serviços de Comunicação, Lda.	Telephone directory publishing and operation of related databases in Cape Verde	Cape Verde		60%		60%
Kenya Postel Directories, Ltd.	Production, publishing and distribution of telephone directories and other publications	Kenya		60%		60%
Elta - Empresa de Listas Telefónicas de Angola, Lda.	Telephone directory publishing	Angola		55%		55%
Timor Telecom, S.A.	Telecommunications services concessionaire in Timor	Timor		44%		44%
LTM - Listas Telefónicas de Moçambique, Lda.	Management, publishing, operation and sale of telecommunications subscriber and classified ads directories	Mozambique		50%		50%
Cozani RJ Infraestrutura e Redes de Telecomunicações S.A.	Infrastructure maintenance and leasing services and provision of telecommunications services	Brazil	0.05%	99.95%
Jonava RJ Infraestrutura e Redes de Telecomunicações S.A	Infrastructure maintenance and leasing services and provision of telecommunications services	Brazil	0.08%	99.92%
Garliava RJ Infraestrutura e Redes de Telecomunicações S.A	Infrastructure maintenance and leasing services and provision of telecommunications services	Brazil	0.08%	99.92%

27

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Companies/businesses classified as assets held for sale and related to discontinued operations

Company	Core business	Home country	Direct 2020	Indirect 2020	Direct 2019	Indirect 2019
Oi Móvel (*)	Mobile telephony – Regions I, II, and III	Brazil		100%		100%
Brasil Telecom Comunicação Multimídia S.A. (“BrT Multimídia”)	Telecommunications in general	Brazil		100%		100%
Drammen RJ Infraestrutura e Redes de Telecomunicações S.A.	Infrastructure maintenance and leasing services and provision of telecommunications services	Brazil	48.37%	51.63%

(*) Only the Mobility business (UPI Mobile Assets) and the TV business (UPI TVCo) of Oi Móvel

Companies classified as assets held for sale

Company	Core business	Home country	Direct 2020	Indirect 2020	Direct 2019	Indirect 2019
CST – Companhia Santomense de Telecomunicações, S.A.R.L.	Operation of fixed and mobile telecommunication public services in Sao Tomé and Principe	Sao Tomé		51%		51%
Calitéia RJ Infraestrutura e Redes de Telecomunicações S.A.	Infrastructure maintenance and leasing services	Brazil	0.01%	99.99%

The equity interests in joint arrangements and interests in associates are measured using the equity method and are as follows:

Company	Core business	Home country	Direct 2020	Indirect 2020	Direct 2019	Indirect 2019
Companhia AIX de Participações (“AIX”)	Data traffic	Brazil		50%		50%
Paggo Soluções e Meios de Pagamento S.A. (“Paggo Soluções”)	Financial company	Brazil		50%		50%
Hispamar Satélites S.A. (“Hispamar”)	Satellite operation	Brazil		19.04%		19.04%

Going concern

The financial statements for the year ended December 31, 2020, has been prepared assuming that the Company will continue as a going concern and in compliance with the legal requirements applicable to a judicial reorganization. The judicial reorganization is aimed at ensuring the continuation of the Oi Companies as going concerns. The continuity of the Company as a going concern was strengthen with the approval of the Amendment to the JRP (Nota 1) and ultimately depends on the successful outcome of the judicial reorganization and the realization of other forecasts of the Oi Companies.

28

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The Company has been successfully discharging the obligations set forth in the judicial reorganization proceedings and even though there are no indications in this regard, we emphasize that the conditions and circumstances point to material uncertainties because of their own nature that may affect the success of the judicial reorganization and cast significant doubts as to the Oi Companies’ ability to continue as going concerns. As at December 31, 2020 and after the implementation of the JRP, total shareholders’ equity was R$7,769,910 (R$7,751,492 in the Company), loss for the year then ended was R$10,528,499 (R$10,529,963 in the Company), and working capital totaled R$15,782,630 (R$2,972,818 in the Company). As at December 31, 2019 and after the implementation of the JRP, total shareholders’ equity was R$17,796,506 (R$17,650,326 in the Company), loss for the year then ended was R$9,095,107 (R$9,000,434 in the Company), and working capital totaled R$6,157,364 (R$6,050,559 in the Company).

On January 31, 2020, the World Health Organization announced that COVID-19 was a global health emergency and on March 3, 2020, the World Health Organization categorized COVID-19 as a pandemic.

By the closing date of these Financial Statements, we had no records of material deviations in our operations and results, even though the scenario is adverse and there are still uncertainties regarding the duration and effects of the pandemic. In addition, the Company has intensified the digitalization of processes, sales and services, telemarketing and teleagent channels, which has allowed a rapid and growing recovery and resumption of pre-COVID levels.

2.                  SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The Company’s individual and consolidated financial statements have been prepared and are being presented in accordance with the pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), which are consistent with the International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB). All relevant information part of the Financial Statements, and only this information, corresponds to the information the Company’s management uses while managing the Company.

(a)	Reporting basis

The financial statements have been prepared based on the historic cost, except for certain financial instruments measured at their fair values, as described in the accounting policies in item (b) of the accounting policies below.

The preparation of financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company’s management in the application of the Group’s accounting policies. Those areas that involve a higher degree of judgment or complexity or areas where assumptions and estimates are significant are disclosed in note (c) below.

29

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Restatement of the comparative balances of discontinued operation

The Company is restating the comparative balances of the statement of profit or loss, statement of comprehensive income, statement of cash flows and statement of value added, and the corresponding notes thereto, in line with CPC 31/IFRS 5, which requires that an entity restates the disclosures related to all operations that have been discontinued at the balance sheet date of the last reporting period presented. The effects of the restatement are shown in Note 31.

(b)	Significant accounting policies

Consolidation criteria of subsidiaries by the full consolidation method

Full consolidation was prepared in accordance with IFRS 10/CPC 36 (R3) - Consolidated Financial Statements and incorporates the financial statements of the Company’s direct and indirect subsidiaries. The main consolidation procedures are as follows:

•	the balances of assets, liabilities, income and expenses are consolidated, according to their accounting nature;

•	intragroup assets and liabilities and material revenue and expenses are eliminated;

•	investments and related interests in the equity of subsidiaries are eliminated;

•	non-controlling interests in equity and profit or loss for the year are separately stated; and

•	exclusive investment funds (Note 8) are consolidated;

Functional and presentation currency

The Company and its subsidiaries operate mainly as telecommunications industry operators in Brazil, Africa, and Asia, and engage in activities typical of this industry. The items included in the financial statements of each group company are measured using the currency of the main economic environment where it operates (“functional currency”). The individual and consolidated financial statements are presented in Brazilian reais (R$), which is the Company’s functional and presentation currency.

Transactions and balances

Foreign currency-denominated transactions are translated into the functional currency using the exchange rates prevailing on the transaction dates. Foreign exchange gains and losses arising on the settlement of the transaction and the translation at the exchange rates prevailing at yearend, related foreign currency-denominated monetary assets and liabilities are recognized in the income statement, except when qualified as hedge accounting and, therefore, deferred in equity as cash flow hedges.

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Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Group companies with a different functional currency

The profit or loss and the financial position of all Group entities, none of which uses a currency from a hyperinflationary economy, whose functional currency is different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities are translating at the rate prevailing at the end of the reporting period;

•	revenue and expenses disclosed in the statement of profit or loss are translated using the average exchange rate;

•	all the resulting foreign exchange differences are recognized as a separate component of equity in other comprehensive income; and

•	goodwill and fair value adjustments, arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate.

As at December 31, 2020 and 2019, the foreign currency-denominated assets and liabilities were translated into Brazilian reais using mainly the following foreign exchange rates:

	Closing rate		Average rate
Currency	2020	2019	2020	2019
Euro	6.3779	4.5305	5.8989	4.4159
US dollar	5.1967	4.0307	5.1578	3.9461
Cape Verdean escudo	0.0578	0.0411	0.0535	0.0401
Sao Tomean dobra	0.260300	0.000192	0.023705	0.000188
Kenyan shilling	0.0476	0.0398	0.0484	0.0387
Namibian dollar	0.3540	0.2878	0.3139	0.2732
Mozambican metical	0.0700	0.0631	0.0742	0.0627

Segment reporting

The Company’s management plan to implement the corporate restructuring in order to segregate and sell the UPIs, in the form of the Amendment to the JRP, generated a change in the information on the operating segments that excludes discontinued operations and is presented considering the business segments that will not be transferred to the UPIs, i.e., the continuing business segments.

Management monitors and tracks the performance of the service offerings segmented per customer, while results are analyzed on a consolidated basis as regards the funds to be allocated to performance assessment and strategic decision-making, which include the results of the discontinued UPIs not yet sold, consistent with the internal reports provided to the Company’s chief decision-making body, the Board of Directors. Information on the operating segments and a consolidated view of results of operations are presented in Notes 28 and 31, respectively.

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Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Business combinations

The Company uses the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred, and the equity instruments issued. The consideration transferred includes the fair value of assets and liabilities resulting from a contingent consideration contract, where applicable. The identifiable assets acquired and the liabilities and contingent liabilities assumed in a business combination are measured initially measured as their fair values at the date of acquisition. The Company depreciates amounts recognized based on the appreciation of the acquired assets, according to the useful lives of the underlying assets, and tests such assets to determine any asset impairment losses when there is evidence of impairment; on the other hand, the Company tests for impairment amounts based on future profitability (goodwill) on an annual basis.

Cash and cash equivalents

Comprise cash and imprest cash fund, banks, and highly liquid short-term investments (usually maturing within less than three months), immediately convertible into a known cash amount, and subject to an immaterial risk of change in value, which are stated at fair value at the end of the reporting period and which do not exceed their market value, and whose classification is determined as shown below (Note 8).

Financial assets

Financial assets are classified according to their purpose into: (i) amortized cost; (ii) fair value through other comprehensive income; and (iii) fair value through profit or loss.

The Company classifies its financial assets into the following measurement categories: (1) assets measured at amortized cost—i.e., financial assets that meet the following conditions: (i) the business model under which financial assets are held to obtain contractual cash flows; and (ii) the contractual terms of the financial asset generate, on specified dates, cash flows that are only payments of principal and interest on the outstanding principal (accounts receivable, loans and cash equivalents). Amortized cost is written down by impairment losses; (2) financial assets at fair value through other comprehensive income. Interest income is calculated using the effective interest method, foreign exchange gains and losses, and impairment are recognized in profit or loss. Other net earnings (losses) are recognized in other comprehensive income. Upon derecognition, accumulated losses in other comprehensive income are reclassified to profit or loss; and (3) financial assets at fair value through profit or loss. Net earnings (losses), including interest, are recognized directly in profit or loss.

Accounts receivable

Accounts receivable derive mainly from billed telecommunications services and services provided to customers not billed by yearend, classified as at amortized cost which does not differ from their fair values, net of the allowance for expected losses.

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Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The Company recognizes the allowance for expected credit losses on trade receivables based on historical credit loss experience according to observable data to reflect the effects of current and future conditions, provided that such data is available without undue cost or effort. The Company assumes the credit risk for a financial asset from its initial recognition when contractual payments are not yet past due, unless reasonable and supportable information is available to show otherwise.

Non-current assets held for sale and discontinued operations

Non-current assets are classified as assets held for sale when their carrying amount is recoverable, principally through a sale, and when such sale is highly probable. These assets are stated at the lower of their carrying amount and their fair value less costs to sell. Any impairment loss on a group of assets held for sale is initially allocated to goodwill and, then, to the remaining assets and liabilities on a pro rata basis.

A discontinuing operation is a component of an entity or a business unit that can be clearly distinguished operationally from the rest of the Company. The classification of a discontinuing operation is made when the operation is sold or meets the criteria to be classified as held for sale.

We emphasize that in 2020, the Amendment to the JRP (Note 1) provides for the creation and sale of five (5) UPIs separated from the assets, liabilities and rights associated with (a) telephony and data operation in the mobile communications market (“UPI Mobile Assets”); (b) passive infrastructure (“UPI Towers” and “UPI Datacenter”); (c) telecommunications network operation (“UPI InfraCo”); and (d) the TV business (“UPI TVCo”). The assets and liabilities allocated to the UPIs that meet the recognition criteria as held-for-sale assets and discontinued operations are presented in Note 31.

Investments

Financial information on subsidiaries and joint ventures, as well as associates, is recognized in the individual financial statements of the parent Company using the equity method of accounting. Other investments are carried at cost, less an allowance for write-down to realizable value, when applicable.

The financial statements of the subsidiaries are fully consolidated in the Consolidated Financial Statements from the time control is obtained until the date it no longer exists. The investments in joint ventures are recognized in the Consolidated Financial Statements by the equity method of accounting.

The accounting policies of the subsidiaries and joint ventures are aligned with the policies adopted by the Company (Note 15).

Property, plant and equipment

Property, plant and equipment are stated at cost of purchase or construction, less accumulated depreciation. Historical costs include expenses directly attributable to the acquisition of assets. They also include certain costs on facilities, when it is probable that the future economic benefits related to such costs will flow into the Company, and asset dismantlement, removal and restoration costs. The borrowings and financing costs directly attributable to the purchase, construction or production of a qualifying asset are capitalized in the initial cost of such asset. Qualifying assets are those that necessarily require a significant time to be ready for use.

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Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Subsequent costs are added to the carrying amount as appropriate, when, and only when, these assets generate future economic benefits and can be reliably measured. The residual balance of the replaced asset is derecognized. Maintenance and repair costs are recorded in profit or loss for the period when they are incurred, and they are capitalized when, and only when, they clearly represent an increase in installed capacity or the useful lives of assets.

Assets under finance leases are recorded in property, plant and equipment at the lower of fair value or the present value of the minimum lease payments, from the initial date of the agreement.

Depreciation is calculated on a straight-line basis, based on the estimated useful lives of the assets, which are annually reviewed by the Company (Note 16).

Intangible assets

Acquired intangible assets with finite useful lives are recognized at cost, less amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over the asset’s estimated useful life. The estimated useful life and method of amortization are reviewed at the end of each annual reporting period, and the effect of any changes in estimates is accounted for on a prospective basis. Intangible assets with indefinite useful lives are carried at cost less accumulated impairment losses.

Software licenses purchased are capitalized based on the costs incurred to purchase the software and make it ready for use.

Software maintenance costs are expensed as incurred.

Regulatory licenses related to the merged capital gains are amortized over the STFC concession period. The other regulatory licenses for the operation of the mobile telephony services are recognized at cost of acquisition and amortized over the effective period of the related licenses (Note 17).

Impairment of long-lived assets

Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts might be impaired. Impairment losses, if any, are recognized in the amount by which the carrying amount of an asset exceeds its recoverable value. Recoverable value is the higher of fair value less cost to sell and the value in use. For impairment test purposes, assets are grouped into the smallest identifiable group for which there is a cash-generating unit (CGU), which is identified pursuant to the operating segment. In 2020, the Company grouped its assets at the UPI and assets from continuing operations level, totaling six (6) CGUs: Mobile Assets, Infrastructure, TV, Towers, Datacenter, and Assets from Continuing Operations.

These calculations required the use of judgments and assumptions that may be influenced by different external and internal factors, such as economic trends, industry trends and interest rates, changes in business strategies, and changes in the type of services and products provided by the Company to the market. The use of different assumptions can significantly change the financial information.

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Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

For impairment test purposes, the Company considered the fair value net of selling expenses for the CGUs for which binding bids were received and the value in use for the remaining CGUs. The cash flow projections used to calculate the value in use cover a ten-year period and take into consideration the average useful lives of the assets and the cash flow period of the judicial reorganization plan, and are consistent with those used in previous years. The discount rate used in the cash flows corresponds to the weighted average cost of capital of 9.94% (10.94% in 2019), which is reviewed at least annually by the Company.

Pursuant to CPC 01/IAS 36, a loss or reversal of the impairment loss allowance must be allocated to the carrying amount of the cash-generating unit’s assets. As at December 31, 2020, a loss was allocated to CGU TV on assets corresponding of R$329 million and a reversal was allocated to CGU Assets from continuing operations on regulatory licenses totaling R$1,130 million, an impact arising from the changes introduced by the Amendment to the JPR (Note 1), basically related to the disposals of the UPIs (Notes 5 and 17).

Adjustment to present value

The Company values its financial assets and financial liabilities to identify instances of applicability of the discount to present value. For recognition purposes, the adjustment to present value is calculated taking into consideration the contractual cash flows and stated interest rates, and the interest rate of liabilities in certain cases.

Generally, when applicable, the discount rate used is the average return rate on investments for financial assets or interest charged on Company borrowings for financial liabilities. The balancing item is the asset or liability that has originated the financial instrument, when applicable, and the deemed borrowing costs are allocated to the Company’s profits over the transaction term.

Under the terms and conditions of the Original JRP and the Amendment to the JRP, certain balances of trade payables and contingencies involving ANATEL were adjusted to fair value on the date of the novation of prepetition liabilities, pursuant to the requirements of IFRS 9/CPC 48, equivalent to the present value at the time, calculated based on an internal valuation that took into consideration the cash flows of these liabilities and assumptions related to the discount rates, consistent with the maturity and currency of each financial liability.

The present value of the lease agreements is measured by discounting fixed future payment flows, which do not take into account projected inflation, using the incremental interest rate, according to market conditions, estimated using the Company-specific risk spread.

Additionally, assets acquired under lease agreements, as well as unrecognized revenue generated by the assignment of communication towers are adjusted to present value.

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Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Impairment of financial assets

The Company assesses at yearend whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is considered impaired when there is objective evidence, as a result of one or more events that occurred after the initial recognition of the asset, and that loss event had an impact on the estimated future cash flows of that asset that can be estimated reliably.

In the case of equity investments classified as available for sale, a significant or prolonged decline in their fair value below cost is also objective evidence of impairment.

Borrowings and financing

Borrowings and financing are stated at amortized cost, plus inflation adjustment or foreign exchange differences and interest incurred through the end of the reporting period (Note 19).

On the restructuring/novation date of financial liabilities subject to judicial reorganization, the Company recognized loan borrowing and financing commitments at fair value pursuant to the requirements of IFRS 9/CPC 48. The fair value at the restructuring date of each financial liability was calculated based on an internal valuation that took into consideration the cash flows from these liabilities and assumptions related to the discount rates, consistent with the maturity and the currency of each financial liability.

A borrowing and financing financial liability is derecognized when the debt is extinct or there is a substantial changes in the contractual terms. Under the terms and conditions of the Amendment to the JRP, there is the obligation to prepay the claims of class II and III creditors at discount if one or more liquidity events occur (Note 1). Such prepayment obligations do not meet the liability derecognition or substantial change in the contractual terms criteria since they depend on the compliance with certain conditions precedent provided for by the Plan and which are beyond of the Company’s control.

Transaction costs incurred are measured at amortized cost and recognized in liabilities, as a reduction to the balance of borrowings and financing, and are expensed over the relevant agreement term.

Leases

The Company recognizes a right-to-use asset and a lease liability in its balance sheet with respect to the leased assets. The right-to-use asset is measured at cost, which consists of the initial amount of the lease liability measurement, plus initial direct costs incurred, estimated costs to decommission and remove the asset at the end of the lease, other payments made before the lease commencement date, and calculated at present value, discounted by the incremental lending rate. The discount rates used by the Company were obtained in accordance with market conditions, estimated using the Company-specific risk spread.

Financial liabilities and equity instruments

Debt or equity instruments issued the Company and its subsidiaries are classified as financial liabilities or equity instruments, according to the contractual substance of the transaction.

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Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Provisions

The amount recognized as provision is the best estimate of the disbursement required to settle the present obligation at the end of the reporting period, based on the opinion of the management and its in-house and outside legal counsel, and the amounts are recognized based on the cost of the expected outcome of ongoing lawsuits (Note 23).

For measuring the amount of the provisions to be recognized, the Company basically adopts two methodologies: (i) the statistical measurement model and (ii) the individual measurement model. In order to choose the methodology to be used, the Company takes into consideration, among other criteria, the number of lawsuits, the lawsuit amount, the estimated amount of a possible payment, and the nature of the lawsuit.

The statistical measurement model is usually used in situations where there are (i) a significant volume of administrative or judicial proceedings with similar nature; (ii) individually the proceedings have low amounts; and (iii) it is possible to determine a statistical model based on historic information about the rates of unfavorable sentences, the amount of the payments, and the changes in the number of proceedings. Usually in this model the Company uses the calculation of the expected amount, as prescribed by paragraph 39 of CPC 25/IAS 37, and requests opinions from outside specialists to assess the likelihood of a loss. The main contingencies measured under this model are labor and civil (PEX and small claims) lawsuits.

The individual measurement model is usually used in situations where (i) the proceeding involves a high amount; (ii) it is reasonably possible to make an individual assessment of likelihood that a disbursement will be required; and (iii) there is no similarity in the nature of the proceedings. In this model the Company uses opinions from outside specialists in the involved areas to assess the likelihood of a loss. The main contingencies measured under this model are tax and strategic civil proceedings.

The increase in the obligation as a result of the passage of time is recognized as financial expenses.

Onerous obligation

The Company recognizes a present obligation when events render the contracting of services onerous.

A contract becomes onerous when: (i) the obligations under the contract exceed the economic benefits expected to be received over the contract period; and (ii) the costs are unavoidable.

The Company measures the onerous obligation according to the lower net cost of fulfilling the contract, which is determined based on the lower of: (i) the cost of fulfilling the contract or (ii) the cost of any compensation or penalties derived from the noncompliance of the contract.

The base assumptions used to calculate the onerous obligation must be periodically reviewed and measured whenever there are significant changes of these assumptions.

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Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Employee benefits

Pension plans: private pension plans and other postretirement benefits sponsored by the Company and its subsidiaries for the benefit of their employees are managed by two foundations. Contributions are determined based on actuarial calculations, when applicable, and charged to profit or loss on the accrual basis (Note 26).

The Company and its subsidiaries have defined benefit and defined contribution plans.

In the defined contribution plan, the sponsor makes fixed contributions to a fund managed by a separate entity. The contributions are recognized as employee benefit expenses as incurred. The sponsor does not have the legal or constructive obligation of making additional contributions, in the event the fund lacks sufficient assets to pay all employees the benefits related to the services provided in the current year and prior years.

The defined benefit is annually calculated by independent actuaries, who use the projected unit credit method. The present value of the defined benefit is determined by discounting the estimated future cash outflows, using the projected inflation rate plus long-term interest. The obligation recognized in the balance sheet as regards the defined benefit pension plans presenting a deficit, corresponds to the present value of the benefits defined at the balance sheet date, less the fair value of the plan’s assets.

The actuarial gains and losses resulting from the changes in the actuarial valuations of the pension plans, whose actuarial obligations or actuarial assets are recorded by the Company, are fully recognized in other comprehensive income, in equity (Note 25).

The asset recognized in balance sheet corresponds to the present value of available economic benefits, consisting of refunds or reductions in future contributions to the plan.

Employee profit sharing: the provision for the employee profit sharing plan is accounted on an accrual basis, which is paid by April of the year following the recognition of the provision, takes into consideration a set of operating and financial goals approved with the employees’ labor union, under a specific collective labor agreement. This cost is recognized annually in personnel expenses.

Share-based compensation: the Company has a share-based compensation plan, settled with stock, under which the entity receives the services of employees as consideration for equity instruments. The fair value of employee services, received in exchange for the granted stock, is recognized as an expense. The total amount to be recognized is determined by reference to the fair value of the stock granted, based on the achievement of performance targets, corresponding to the number of shares that the beneficiary will be entitled to in each year vested shares are delivery. Total expenses are recognized over the period during which the specific vesting conditions must be met.

At the end of the reporting period, the Company revisits the estimated number of vesting shares taking into account non-market vesting conditions and length of service conditions. The Company recognizes the impact of the revision of the initial estimates, if any, in the statement of profit or loss, with a contra entry in equity.

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Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The amounts received, net of any directly attributable transaction costs, are credited to share capital (nominal value) when the shares are exercised.

Payroll taxes payable in connection with the grant of stock options are considered an integral part of the grant itself, and their collection is treated as a cash-settled transaction.

Revenue recognition

Revenues correspond basically to the amount of the payments received or receivable from sales of services in the regular course of the Company’s and its subsidiaries’ activities.

Revenue is recognized when the control over goods or services is transferred to the customers and in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for such goods or services.

The Company applied the judgments that significantly affect the determined amount and the recognition timing of the revenue from a contract with a customer, taking into account the five-step recognition model: (i) identify the contract; (ii) identify the separate performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; and (v) recognition da revenue when (or as) the entity satisfies a performance obligation.

Service revenue is recognized when services are provided. Local and long distance calls are charged based on time measurement according to the legislation in effect. The services charged based on monthly fixed amounts are calculated and recorded on a straight-line basis. Prepaid services are recognized as unearned revenues and recognized in revenue as services are used by customers.

Revenue from sales of handsets and accessories is recognized when these items are delivered and accepted by the customers. Discounts on services provided and sales of cell phones and accessories are taken into consideration in the recognition of the related revenue. Revenues involving transactions with multiple elements are identified in relation to each one of their components and the recognition criteria are applied on an individual basis.

Revenue arising from the receipt of trade payables that had already been written off as losses but were subsequently recovered and received in the collection process, are recognized in profit or loss, in other operating income.

Revenue is not recognized when there is significant uncertainty as to its realization (Notes 4 and 5).

Expense recognition

Expenses are recognized on the accrual basis, considering their relation with revenue realization. Prepaid expenses attributable to future years are deferred over the related periods. The incremental costs to obtain a contract with a customer (contract compliance costs), consisting basically of sales, are recognized in profit or loss on a systematic basis, consistent with the transfer of goods and services to the customers.

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Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Financial income and expenses

Financial income is recognized on an accrual basis and comprises interest on receivables settled after the due date, gains on short-term investments and gains on derivative instruments. Financial expenses consist primarily of interest effectively incurred, adjustments to present value, and other charges on borrowings, financing, and financial derivative contracts. They also include banking fees and costs, financial intermediation costs on the collection of trade receivables, and other financial transactions (Notes 5 and 6).

Current and deferred income tax and social contribution

Income tax and social contribution are recorded on an accrual basis. Taxes attributed to temporary differences and tax loss carryforwards are recorded in assets or liabilities, as applicable, only under the assumption of future realization or payment. The Company prepares technical studies that consider the future generation of taxable income, based on management expectations, considering the continuity of the companies as going concerns. The Company writes down the carrying amount of deferred tax assets to the extent it is no longer probable that sufficient taxable income will be available to allow the utilization of all or part of the deferred tax assets.

Any write-down of deferred tax assets is reversed when it is probable that sufficient taxable income will be available. The technical studies are updated annually, approved by the Board of Directors and reviewed by the Supervisory Board, and the tax credits are adjusted based on the results of these reviews. Deferred tax assets and liabilities are measured using the tax rates applicable for the period in which the liability is expected to be settled or the asset is expected to be realized, based on the tax rates set forth in the tax law prevailing at the end of each reporting period, or when new legislation has been substantially enacted. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the end of each reporting period, to recover or settle the carrying amount of these assets and liabilities (Note 7).

Earnings per share

Basic earnings per share are calculated through profit or loss for the year attributable to the owners of the Company, divided by the weighted average number of common and preferred shares outstanding in the year. Diluted earnings per share are calculated using said weighted average number of outstanding shares adjusted by potentially dilutive instruments convertible into shares in the reporting years, pursuant to CPC 41/IAS 33. (Note 25 (f).)

(c)	Estimates and critical accounting judgments

The Company’s management uses estimates and assumptions based on historical experience and other factors, including expected future events, which are considered reasonable and relevant, and also requires judgments related to these matters. Actual results of operations and the financial position may differ from these estimates. The estimates that represent a significant risk of causing material adjustments to the carrying amounts of assets and liabilities are as follows:

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Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Revenue recognition and accounts receivable

The Company’s revenue recognition policy is significant as it is a material component of operating results. Determining the amount and the timing of revenue recognition by Management, collection ability, and the rights to receive certain network usage revenue is based on judgment related to the nature of the tariff collected for the services provided, the price of certain products, and the right to collect this revenue. If changes in conditions cause management to conclude that such criteria are not met in certain operations, the amount of trade receivables might be affected. In addition, the Company depends on guidelines to measure certain revenue set by ANATEL (Brazilian telecommunications industry regulator).

Expected losses on trade receivables

The recognition of expected losses on trade receivables takes into account the measures implemented to restrict the provision of services to and collect late payments from defaulting customers, as well as the credit risk on an individual and collective basis. The estimate of expected credit loss on trade receivables is recognized in an amount considered sufficient to cover possible losses on the realization of these receivables and is prepared based on historical default rates and on prospective information, such as projections of future conditions that impact collections.

There are cases of agreements with certain customers to collect past-due receivables, including agreements that allow customers to settle their debts in installments. The actual amounts not received may be different from the allowance recognized, and additional accruals might be required.

Depreciation and amortization of assets with finite useful lives

Property, plant and equipment items and intangible assets with finite useful lives are depreciated and amortized, respectively, on a straight-line basis, over the useful lives of the related asset. The depreciation and amortization rates of the most significant assets are shown in Notes 16 and 17, respectively.

The useful lives of certain assets may vary as they are used in the fixed-line or mobile telephony segments. The Company reviews the useful lives of assets annually.

Impairment of long-lived assets

The recoverable amounts of long-lived assets are determined by comparing the calculations of their value in use and their sales prices. These calculations required the use of judgments and assumptions that may be influenced by different external and internal factors, such as economic trends, industry trends and interest rates, changes in business strategies, and changes in the type of services and products sold by the Company to the market. The use of different assumptions may significantly change our financial statements.

For CGU impairment test purposes, the Company considered the fair value net of selling expenses for the CGUs for which binding bids were received and the value in use for the remaining CGUs.

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Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

After measuring value in use, the Company updated the projections used to determine the value in use of long-lived assets (property, plant and equipment and intangible assets) for the purpose assessing evaluating potential indications of impairment of these assets, including by considering possible impacts of Covid-19 (Note 32 (d)). The updating of the aforementioned projections took into consideration, among other aspects: (i) updating of the assumptions and criteria used in the projections of future cash flows; (ii) updating and standardization of the WACC used in the calculation of the value in use to reflect the current economic context; and (iii) definition of sensitivity scenarios to assess possible impacts.

These forecasts cover a ten-year period, taking into account the useful lives of the assets and are consistent with prior years’ cash flows. The discount rate used in the cash flows corresponds to the weighted average cost of capital of 9.94% (10.94% in 2019).

Pursuant to CPC 01/IAS 36, an impairment loss is allocated to reduce the carrying amount of the assets of a cash-generating unit, firstly to reduce the carrying amount of any goodwill based on expected future profitability and, subsequently, the other assets of the cash-generating unit proportionately to the carrying amount of each asset of the cash-generating units.

In 2020, as a result of the asset impairment test, the Company recognized a reversal of previously recognized impairment losses related to the expected future profitability of assets with finite useful lives of the CGU Assets from continuing operations, due to developments in the financial scenarios and indicators taken into account to estimate in the cash flows in the amendment to the JRP, and recognized an impairment loss of CGU TV. A perda ao valor recuperável, reconhecida em 2019, considerando as projeções de fluxos de caixa à época, foi integralmente alocada à mais valia de licenças regulatórias (Notas 5 e 17).

Leases

The assumptions related to the appropriated discount rates used in the fair value calculation of the present value of the lease payments are subject to significant fluctuations due to different external and internal factors, including economic trends and the Company’s financial performance. The use of different assumptions to measure the present value of our leases may have a material impact on the estimated present value of the right-of-use asset and the lease liability in the balance sheet.

Fair value of financial liabilities

The assumptions related to the discount rates used in the fair value calculation of our financial liabilities are subject to significant fluctuations due to different external and internal factors, including economic trends and the Company’s financial performance. The use of different assumptions to measure the fair value of the financial liabilities can have a material impact on the estimated fair value of these financial liabilities and the amounts recognized as borrowings and financing in the balance sheet, as well as the amounts recognized in profit or loss.

Provisions

Pursuant CPC 25/IAS 37, the Company recognized provisions for contingencies basically originated at the juridical and administrative levels, with labor, tax, and civil nature, as detailed in Note 23.

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Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Depending on the nature of the contingency, the Company’s management uses the statistical measurement or the individual measurement methodology to calculate provisions for contingencies. In any of these methodologies, the Company uses a set of assumptions, information, an internal and external risk assessment, and statistical models that management considers to be appropriate, including the successful implementation of the Judicial Reorganization Plan; however, it is possible that these change in the future, which could result in change in the future provisions for losses.

Deferred income tax and social contribution

The Company recognizes and settles taxes on income based on the results of operations determined in accordance with the Brazilian corporate law, taking into consideration the provisions of the tax law, which are materially different from the amounts calculated for CPC and IFRS purposes. Pursuant to CPC 32/IAS 12, the Company recognizes deferred tax assets and liabilities based on the differences between the carrying amounts and the taxable bases of the assets and liabilities.

The Company regularly tests deferred tax assets for impairment and recognizes an allowance for impairment losses when it is probable that these assets may not be realized, based on the history of taxable income, the projection of future taxable income, and the time estimated for the reversal of existing temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in the recognition of an allowance for impairment losses for the entire or a significant portion of the deferred tax assets.

Employee benefits

The actuarial valuation is based on assumptions and estimates related to interest rates, return on investments, inflation rates for future periods, mortality indices, and an employment level projection related the pension fund benefit liabilities. The accuracy of these assumptions and estimates will determine the creation of sufficient reserves for the costs of accumulated pensions and healthcare plans, and the amount to be disbursed annually on pension benefits.

These assumptions and estimates are subject to significant fluctuations due to different internal and external factors, such as economic trends, social indicators, and our capacity to create new jobs and retain our employees. All assumptions are reviewed at the end of the reporting period. If these assumptions and estimates are not accurate, there may be the need to revise the reserves for pension benefits, which could significantly impact Company results.

Reclassifications of the comparative period’s accounting balances

The Company made some reclassifications in the note on financial income (expenses) for the year ended December 31, 2019 for better comparability and understanding of the transactions and balances in the Individual and Consolidated Financial Statements for the period ended December 31, 2020. These reclassifications do not affect the Company’s or equity as at December 31, 2019 and profit or loss for the year then ended. We highlight below the stated reclassifications:

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Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	COMPANY			CONSOLIDATED
	2019			2019
	Originally stated	Reclassification	Currently stated	Originally stated	Reclassification	Currently stated
Adjustment to present value	15,567	(15,567)		48,756	(48,756)
Inflation adjustment and foreign exchange differences on the fair value adjustment	107,295	(107,295)		334,269	(334,269)
Inflation adjustment and exchange differences on third-party debt discount		122,862	122,862		383,025	383,025
Inflation adjustment and exchange differences on related-party debt discount		585,179	585,179
Interest and foreign exchange differences on intragroup loans	1,344,267	(585,179)	759,088
Total reclassifications of financial income	1,467,129		1,467,129	383,025		383,025
Total financial income	2,653,026		2,653,026	2,662,463		2,662,463
Adjustment to present value	(408,633)	408,633		(910,491)	910,491
Amortization of third-party debt discount		(408,633)	(408,633)		(910,491)	(910,491)
Amortization of related-party debt discount		(437,912)	(437,912)
Interest and foreign exchange differences on intragroup loans	(930,426)	437,912	(492,514)
Total reclassifications of financial expenses	(1,339,059)		(1,339,059)	(910,491)		(910,491)
Total financial expenses	(4,027,168)		(4,027,168)	(8,772,181)		(8,772,181)
Financial income (expenses)	(1,374,142)		(1,374,142)	(6,109,718)		(6,109,718)

(d)	New and revised standards and interpretations

d.1)       New standards adopted as at January 1, 2020:

New and revised standards		Effective beginning on or after:
IAS 1	Presentation of Financial Statements	January 1, 2020
IAS 8	Accounting Policies, Changes in Accounting Estimates and Errors (Amendment - Definition of material)	January 1, 2020
IFRS 3	Business Combinations (Revised - definition of business) Conceptual framework revised for financial reports	January 1, 2020
IFRS 16	Leases (introduces a change as a result of benefits related to Covid 19 granted to lessees in lease contracts)	January 1, 2020

The amendments to said standards had no impacts on the Company’s financial statements.

d.2)       The new and revised standards and interpretations issued by the IASB that are effective in future reporting periods and that the Company decided not to early adopt are the following, effective for periods beginning on or after January 1, 2021:

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Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

New and revised standards		Effective beginning on or after:
Standard enhancement	Setting benchmark interest rates for application pf IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16	January 1, 2021
IAS 37	Onerous contract – classification of the cost of fulfilling an onerous contract.	January 1, 2022
IAS 16	Property, plant and equipment - classification of property, plant and equipment items before being ready for their intended use	January 1, 2022
IFRS 3	Conceptual framework	January 1, 2022
Standard enhancement	IFRS 1 – aspects of first-time adoption in a subsidiary; IFRS 9 - ‘10 percent’ test criterion to reverse financial liabilities; IFRS 16 - illustrative examples of leases; and IAS 41 – fair value measurement aspects	January 1, 2022
IAS 1	Classification of liabilities wither as current or non-current.	January 1, 2023
IFRS 4	Insurance contract – temporary exemptions to the application of IFRS 9 for insurers	January 1, 2023
IFRS 17	New Insurance Contracts standard superseding IFRS 4	January 1, 2023

The Company does not anticipate any impact from these amounts to accounting standards.

3.                  FINANCIAL INSTRUMENTS AND RISK ANALYSIS

3.1.	Fair value measurement

CPC 46/IFRS 13 defines fair value as the price for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties, in an arm’s length transaction on measurement date. The standard clarifies that the fair value must be based on the assumptions that market participants would consider in pricing an asset or a liability, and establishes a hierarchy that prioritizes the information used to build such assumptions. The fair value measurement hierarchy attaches more importance to available market inputs (i.e., observable data) and a less weight to inputs based on data without transparency (i.e., unobservable data). Additionally, the standard requires that an entity consider all nonperformance risk aspects, including the entity’s credit, when measuring the fair value of a liability.

CPC 40/IFRS 7 establishes a three-level hierarchy to measure and disclose fair value. The classification of an instrument in the fair value measurement hierarchy is based on the lowest level of input significant for its measurement. We present below a description of the three-level hierarchy:

Level 1—inputs consist of prices quoted (unadjusted) in active markets for identical assets or liabilities to which the entity has access on measurement date.

Level 2—inputs are different from prices quoted in active markets used in Level 1 and consist of directly or indirectly observable inputs for the asset or liability. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active; or inputs that are observable for the asset or liability or that can support the observed market inputs by correlation or otherwise for substantially the entire asset or liability.

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Level 3—inputs used to measure an asset or liability are not based on observable market variables. These inputs represent management’s best estimates and are generally measured using pricing models, discounted cash flows, or similar methodologies that require significant judgment or estimate.

The Company and its subsidiaries have measured their financial assets and financial liabilities at their market or actual realizable values (fair value) using available market inputs and valuation techniques appropriate for each situation. The interpretation of market inputs for the selection of such techniques requires considerable judgment and the preparation of estimates to obtain an amount considered appropriate for each situation. Accordingly, the estimates presented may not necessarily be indicative of the amounts that could be obtained in an active market. The use of different assumptions for the calculation of the fair value may have a material impact on the amounts obtained.

Some of the Company’s financial liabilities classified as at amortized cost were measured at fair value at the date of novation of these financial liabilities and kept at amortized cost in the subsequent measurement, according to the accounting guidance in CPC 48/IFRS 9, and as a result of the implementation of the Judicial Reorganization Plan ratified in January 2018.

The carrying amounts and the estimated fair values of our main financial assets and financial liabilities as at December 31, 2020 and 2019 are summarized as follows:

	Accounting measurement	COMPANY		CONSOLIDATED
		2020
		Carrying amount	Fair value	Carrying amount	Fair value
Assets
Cash and banks	Fair value	174,952	174,952	692,742	692,742
Cash equivalents	Fair value	1,777,728	1,777,728	3,415,199	3,415,199
Cash investments	Fair value	187,856	187,856	204,056	204,056
Due from related parties	Amortized cost	7,621,572	7,621,572
Accounts receivable (i)	Amortized cost	1,463,298	1,463,298	4,586,657	4,586,657
Dividends and interest on capital	Amortized cost	1,466	1,466
Financial asset at fair value	Fair value	71,594	71,594	71,594	71,594

Liabilities
Trade payables (i)	Amortized cost	2,414,548	2,414,548	8,296,891	8,296,891
Borrowings and financing (ii)
Borrowings and financing	Amortized cost	2,556,144	2,556,144	10,542,777	10,542,777
Due to related parties	Amortized cost	1,591,964	1,591,964
Public debentures	Amortized cost	2,590,369	2,590,369	4,034,603	4,034,603
Private debentures				3,569,805	3,569,805
Senior Notes	Amortized cost	8,196,549	9,821,284	8,196,549	9,821,284
Derivative financial instruments	Fair value	10,967	10,967	10,967	10,967
Dividends and interest on capital	Amortized cost	4,775	4,775	18,094	18,094
Licenses and concessions payable (iii)	Amortized cost	17,828	17,828	43,415	43,415
Tax refinancing program (iii)	Amortized cost	212,629	212,629	346,217	346,217
Leases payable (iv)	Amortized cost	688,220	688,220	2,981,678	2,981,678

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Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Accounting measurement	COMPANY		CONSOLIDATED
		2019
		Carrying amount	Fair value	Carrying amount	Fair value
Assets
Cash and banks	Fair value	152,465	152,465	575,863	575,863
Cash equivalents	Fair value	797,502	797,502	1,506,082	1,506,082
Cash investments	Fair value	182,696	182,696	217,792	217,792
Due from related parties	Amortized cost	5,583,816	5,583,816
Accounts receivable (i)	Amortized cost	1,383,264	1,383,264	6,334,526	6,334,526
Dividends and interest on capital	Amortized cost	3,499	3,499	426	426
Financial asset at fair value	Fair value			40,689	40,689
Held-for-sale assets
Held-for-sale financial asset (Note 31)	Fair value	1,474,699	1,474,699	1,474,699	1,474,699
Dividends receivable (Note 31)	Amortized cost	2,435,014	2,435,014	2,435,014	2,435,014

Liabilities
Trade payables (i)	Amortized cost	1,960,453	1,960,453	8,887,367	8,887,367
Derivative financial instruments	Fair value	1,152	1,152	1,152	1,152
Borrowings and financing (ii)
Borrowings and financing	Amortized cost	2,060,582	2,060,582	8,354,777	8,354,777
Due to related parties	Amortized cost	783,404	783,404
Public debentures	Amortized cost	2,344,962	2,344,962	3,652,353	3,652,353
Senior Notes	Amortized cost	6,219,619	6,565,782	6,219,619	6,565,782
Dividends and interest on capital	Amortized cost	4,761	4,761	5,731	5,731
Licenses and concessions payable (iii)	Amortized cost			58,582	58,582
Tax refinancing program (iii)	Amortized cost	263,684	263,684	417,503	417,503
Leases payable (iv)	Amortized cost	656,359	656,359	8,150,026	8,150,026

For the closing of the year ended December 31, 2020:

(i) The balances of accounts receivable have near terms and, therefore, they are not adjusted to fair value. The balances of trade payables subject to the judicial reorganization were adjusted to fair value at the date of novation of the liabilities and are represented by the amounts expected to be settled (Note 18).

(ii) The balance of the borrowings and financing with the BNDES, Local Banks, and ECAs correspond to exclusive markets, and the fair value of these instruments is similar to their carrying amounts. The balances of borrowings and financing refers to the bonds issued in the international market, for which is there is a secondary market, and their fair values differ from their carrying amounts.

(iii) The licenses and concessions payable and the tax refinancing program are stated at the amounts that these obligations are expected to be discharged and are not adjusted to fair value.

(iv) The leases payable are represented by the amounts that the obligations are expected to be settled, adjusted at present value.

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Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The levels of the financial assets, cash and cash equivalents and cash investments, held-for-sale assets, and derivative financial instruments at fair value as at December 31, 2020 and 2019 are as follows:

	Fair value measurement hierarchy	COMPANY		CONSOLIDATED
		Fair value	Fair value	Fair value	Fair value
		2020	2019	2020	2019
Assets
Cash and banks	Level 1	174,952	152,465	692,742	575,863
Cash equivalents	Level 1	1,777,728	797,502	3,415,199	1,506,082
Cash investments	Level 1	187,856	182,696	204,056	217,792
Held-for-sale financial asset	Level 3		1,474,699		1,474,699
Liabilities
Derivative financial instruments	Level 2	10,967	1,152	10,967	1,152

There were no transfers between levels in the years ended December 31, 2020 and 2019.

The Company and its subsidiaries have measured their financial assets and financial liabilities at their market or actual realizable values (fair value) using available market inputs and valuation techniques appropriate for each situation, as follows:

(a)	Cash, cash equivalents and cash investments

Foreign currency-denominated cash equivalents and cash investments are basically kept in checking deposits denominated in euro and US dollars.

The fair value of securities traded in active markets is equivalent to the amount of the last closing quotation available at the end of the year, multiplied by the number of outstanding securities.

For the remaining contracts, the Company carries out an analysis comparing the current contractual terms and conditions with the terms and conditions effective for the contract when they were originated. When terms and conditions are dissimilar, fair value is calculated by discounting future cash flows at the market rates prevailing at the end of the year, and when similar, fair value is similar to the carrying amount on the reporting date.

(b)	Held-for-sale assets

As at December 31, 2019, held-for-sale assets represented the indirect interest held by PT Ventures in the dividends receivable and the fair value of the financial investment in Unitel, both classified as held for sale. The assets from the investment held in PT Ventures were measure substantially at the fair value of the investment for sale, which occurred on January 23, 2020. As at December 31, 2020, the Company does not have more receivables arising from the sale of PT Ventures and thus it does not recognize any amounts as held for sale elated to these assets. PT Ventures was sold for a total amount of US$1 billion, of which: (i) US$699.1 million were paid to Africatel by Sonangol on January 24, 2020; (ii) US$60.9 million were prepaid to Africatel before the completion of the transaction as prepayment of dividends; and (iii) US$240 million were paid by Sonangol to Africatel from February to July 31, 2020. See Note 31 for further information.

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(c)	Derivative financial instruments

The Company conducts derivative transactions to manage certain market risks, mainly the foreign exchange risk. At the closing date of the year ended December 31, 2020, these instruments include Non-deliverable Forward (NDF) contracts.

It is worth noting that the Company does not use derivatives for purposes other than the hedging these risks and the method used to calculate the fair value of the derivative instruments contracted throughout the year was the future cash flows method associated to each contracted instrument, discounted using the market rates prevailing at the reporting date.

3.2.	Financial risk management

The Company’s and its subsidiaries’ activities expose them to several financial risks, such as: market risk (including currency fluctuation risk, interest rate risk on fair value, interest rate risk on cash flows), credit risk, and liquidity risk. According to their nature, financial instruments may involve known or unknown risks, and it is important to assess to the best judgment the potential of these risks. The Company and its subsidiaries may use derivative financial instruments to mitigate certain exposures to these risks.

The Company’s risk management process is a three-step process, taking into account its consolidated structure: strategic, tactical, and operational. At the strategic level, the Company’s executive committee agrees with the Board of Directors the risk guidelines to be followed each financial year. A Financial Risk Management Committee is responsible for overseeing and ensuring that Oi comply with the existing policies. At the operating level, risk management is carried out by the Company’s treasury officer, in accordance with the policies approved by the Board of Directors.

The Financial Risk Management Committee meets on a monthly basis and currently consists of the Chief Finance and Investor Relations Officer, Chief Compliance and Risks Officer, the Chief Accounting and Revenue Officer, and no more than other to officers from the finance department and at least one ex-finance officer.

The Hedging and Cash Investments Policies, approved by the Board of Directors, document the management of exposures to market risk factors generated by the financial transactions of the Oi Group companies. In line with the Hedging Policy pillars, the strategy is focused on the preservation of the Company’s cash flows, maintaining its liquidity, and complying with the financial covenants.

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Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

3.2.1.	Market risk

(a)	Foreign exchange risk

Financial assets

The Company is not exposed to any material foreign exchange risk involving foreign currency-denominated financial assets as at December 31, 2020 for which the Company does not enter into any currency hedging transaction.

Financial liabilities

The Company and its subsidiaries have foreign currency-denominated or foreign currency-indexed borrowings and financing. The risk associated with these liabilities is related to the possibility of fluctuations in foreign exchange rates that could increase the balance of such liabilities. The Company’s and its subsidiaries’ borrowings and financing exposed to this risk represent approximately 64.0% of total liabilities from borrowings and financing (2019 – 52.3%), less the contracted currency hedging transactions.

To minimize this type of risk, after the sale of PT Ventures was completed in January 2020, the Company elected to keep part of the funds received with this sale in offshore cash, as a natural hedge both to cover the payment of foreign currency-denominated interest to be made in 2020 and the portion of the Company’s US dollar-denominated operating expenses. The Company hedges 100% of the cash flows of these transactions in 2020 through this natural hedge. Additionally, the Company hedged part of the Company’s US dollar-denominated operating expenses for the surplus. As at December 31, 2020, the Company was a party to currency forward hedging transactions to hedge the interest on the qualified bonds maturing in February 2021, as well as US dollar-denominated expenses for the first months of the year.

The currency hedging percentage for purposes of covenant compliance and the financial expenses of the existing borrowings and financing, including the impacts of changes in foreign exchange rates on the fair value adjustment gain, is 40.8%.

Foreign currency-denominated financial assets and financial liabilities are presented in the balance sheet as follows (includes intragroup balances transferred to Company amounts):

	COMPANY
	2020		2019
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and banks	148,750	148,750	108,160	108,160
Due from related parties	7,621,168	7,621,168	5,583,816	5,583,816
Held-for-sale assets
Held-for-sale financial asset			1,474,699	1,474,699
Dividends receivable			2,435,014	2,435,014
Financial liabilities
Borrowings and financing (Note 19)	10,833,843	10,833,843	7,683,578	7,683,578
Derivative financial instruments	10,967	10,967	1,152	1,152
	CONSOLIDATED
	2020		2019
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and banks	526,133	526,133	400,874	400,874
Cash equivalents	1,410	1,410	1,096	1,096
Held-for-sale assets
Held-for-sale financial asset			1,474,699	1,474,699
Dividends receivable			2,435,014	2,435,014
Financial liabilities
Borrowings and financing (Note 19)	16,841,746	16,841,746	9,521,291	9,521,291
Derivative financial instruments	10,967	10,967	1,152	1,152

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Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The amounts of the derivative financial instruments as at December 31, 2020 and 2019 are summarized as follows:

	Derivatives designated for hedge accounting
			COMPANY		CONSOLIDATED
	Notional (US$)	Maturity (years)	Fair value		Fair value
			Amounts (payable)/receivable		Amounts (payable)/receivable
			2020	2019	2020	2019
USD/R$ Non-deliverable forwards (NDFs)		< 1 year	(3,561)	(1,152)	(3,561)	(1,152)

	Derivatives not designated for hedge accounting
			COMPANY		CONSOLIDATED
	Notional (US$)	Maturity (years)	Fair value		Fair value
			Amounts (payable)/receivable		Amounts (payable)/receivable
			2020	2019	2020	2019
USD/R$ Non-deliverable forwards (NDFs)		< 1 year	(7,406)		(7,406)

As at December 31, 2020 and 2019, the main hedging transactions conducted with financial institutions with the objective minimizing the foreign exchange risk were as follows:

Non-deliverable Forward (NDF) contracts

US$/R$: Refer to future dollar purchase transactions using NDFs to hedge against the depreciation of the Brazilian real against the US dollar. The key strategy for these contracts is to eliminate foreign exchange differences during the contract period, mitigating unfavorable changes in foreign exchange rates on dollar-denominated debts or operating expenses.

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Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

As at December 31, 2020 and 2019, the Company recognized as result of derivative transactions the amounts shown below:

	COMPANY		CONSOLIDATED
	2020	2019	2020	2019
Forward currency transaction – financial results	134,987	55,025	134,987	55,025
Forward currency transaction – operating results	3,478	17,088	3,478	17,088
Total	138,465	72,113	138,465	72,113

And the movements in foreign exchange hedges designated for hedge accounting were recognized in other comprehensive income.

Table of movements in hedge accounting effects in other comprehensive income
	COMPANY	CONSOLIDATED
Balance in 2019	(1,152)	(1,152)
Amortization of hedges to profit or loss	(2,409)	(2,409)
Balance in 2020	(3,561)	(3,561)

Foreign exchange risk sensitivity analysis

Pursuant to CPC 40 (R1)/IFRS 7, as at December 31, 2020, management estimated the depreciation scenarios of the Brazilian real in relation to other currencies, at the end of the reporting period.

The foreign exchange rates used for the probable scenario are the closing rates prevailing in December 2020. The probable rates were then depreciated by 25% and 50% and used as benchmark for the possible and remote scenarios, respectively.

	Rate
Description	2020	Depreciation
Probable scenario
U.S. dollar	5.1967	0%
Euro	6.3779	0%
Possible scenario
U.S. dollar	6.4959	25%
Euro	7.9724	25%
Remote scenario
U.S. dollar	7.7951	50%
Euro	9.5669	50%

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Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The impacts of foreign exchange exposure on the foreign currency-denominated debt, taking into consideration derivatives and offshore cash, in the sensitivity scenarios estimated by the Company, are shown in the table below (excludes intragroup balances):

		2020
		COMPANY			CONSOLIDATED
Description	Individual risk	Probable scenario	Possible scenario	Remote scenario	Probable scenario	Possible scenario	Remote scenario
US dollar debts	Dollar appreciation	11,912,033	14,890,041	17,868,049	23,871,894	29,839,867	35,807,840
Derivatives (net position - USD)	Dollar depreciation	7,406	9,258	11,109	7,406	9,258	11,109
US dollar cash	Dollar depreciation	(89,206)	(111,508)	(133,809)	(168,389)	(210,487)	(252,584)
Euro debt	Euro appreciation	260,772	325,964	391,157	3,813,244	4,766,555	5,719,866
Euro cash	Euro depreciation	(59,544)	(74,430)	(89,316)	(359,154)	(448,942)	(538,730)
Fair value adjustment	Dollar/euro depreciation	(2,860,378)	(3,575,472)	(4,290,567)	(10,817,931)	(13,522,414)	(16,226,897)
Total assets/liabilities indexed to exchange fluctuation		9,171,083	11,463,853	13,756,623	16,347,070	20,433,837	24,520,604
Total (gain) loss			2,292,770	4,585,540		4,086,767	8,173,534

(b)	Interest rate risk

Financial assets

Cash equivalents and cash investments in local currency are substantially maintained in financial investment funds exclusively managed for the Company and its subsidiaries, and investments in private securities issued by prime financial institutions. Most of the portfolio of exclusive funds consists of repurchase agreements pegged to the SELIC rate (Central Bank’s policy rate).

The interest rate risk linked to these assets arises from the possibility of decreases in these rates and consequent decrease in the return on these assets.

Financial liabilities

The Company and its subsidiaries have borrowings and financing subject to floating interest rates, based on the Long-term Interest Rate (TJLP), the CDI, or the Benchmark Rate in the case of real-denominated debt as at December 31, 2020. After the approval of the JRP, the Company does not have borrowings and financing subject to the foreign currency-denominated floating interest rate.

As at December 31, 2020, approximately 35.9% (47.5% in 2019) of the consolidated incurred debt was subject to floating interest rates. The most material exposure of Company’s and its subsidiaries’ debt after is to CDI.  Therefore, a continued increase in this interest rate would have an adverse impact on future interest payments.

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

These assets and liabilities are presented in the balance sheet as follows:

	COMPANY
	2020		2019
	Carrying amount	Market value	Carrying amount	Market value
Financial assets
Cash equivalents	1,777,728	1,777,728	797,502	797,502
Cash investments	187,856	187,856	182,696	182,696
Due from related parties	404	404
Financial liabilities
Borrowings and financing (Note 19)	4,101,183	4,101,183	3,724,989	3,724,989

	CONSOLIDATED
	2020		2019
	Carrying amount	Market value	Carrying amount	Market value
Financial assets
Cash equivalents	3,413,789	3,413,789	1,504,986	1,504,986
Cash investments	204,056	204,056	217,792	217,792
Financial liabilities
Borrowings and financing (Note 19)	9,501,988	9,501,988	8,705,458	8,705,458

Interest rate fluctuation risk sensitivity analysis

Management believes that the most material risk related to interest rate fluctuations arises from its liabilities pegged to the CDI and TJLP. This risk is associated to an increase in those rates. TJLP has been successively cut since December 2019, when it was set at 5.57%. Beginning January 2020, the TJLP was cut again to 5.09% p.a. and subsequently to 4.94% p.a. starting April 2020, to 4.91% p.a. for July-September 2020, and to 4.55% p.a. for October-December 2020. Before the end of the quarter, in turn, the National Monetary Council had already decided and announced to keep the downward trend, this time to 4.39% per year, effective for January-March 2021.

Pursuant to CPC 40 (R1)/IFRS 7, Management estimated the fluctuation scenarios of the CDI and TJLP rates as at December 31, 2020. The rates used for the probable scenario were the rates prevailing at the end of the reporting year.

The rates were stressed by 25% and 50%, and used as benchmark for the possible and remote scenarios.

2020
Interest rate scenarios
Probable scenario		Possible scenario		Remote scenario
CDI	TJLP	CDI	TJLP	CDI	TJLP
1.90%	4.55%	2.38%	5.69%	2.85%	6.83%

Such sensitivity analysis considers payment outflows in future dates. Thus, the aggregate of the amounts for each scenario is not equivalent to the fair values, or even the fair values of these liabilities. The impacts of exposure to interest rates, in the sensitivity scenarios estimated by the Company, are shown in the table below:

54

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

		2020
		COMPANY			CONSOLIDATED
Description	Individual risk	Probable scenario	Possible scenario	Remote scenario	Probable scenario	Possible scenario	Remote scenario
Debt pegged to CDI	CDI increase	638,188	802,541	968,798	1,133,211	1,425,047	1,720,264
Debt pegged to TJLP	TJLP increase	728,000	844,711	963,111	2,727,311	3,163,027	3,604,667
Total assets/liabilities pegged to the interest rate		1,366,188	1,647,252	1,931,909	3,860,522	4,588,074	5,324,931
Total (gain) loss			281,064	565,721		727,552	1,464,409

3.2.2.	Credit risk

The concentration of credit risk associated to trade receivables is immaterial due to the diversification of the portfolio. The expected losses on trade receivables are adequately covered by an allowance intended to cover possible losses on their realization.

Transactions with financial institutions (cash investments and borrowings and financing) are made with prime entities, avoiding the concentration risk. The credit risk of financial investments is assessed by setting caps for investment in the counterparts, taking into consideration the ratings released by the main international risk rating agencies for each one of such counterparts. As at December 31, 2020, approximately 90.49% of the consolidated cash investments were made with counterparties with an AAA, AA, A, and sovereign risk rating.

3.2.3.	Liquidity risk

The liquidity risk also arises from the possibility of the Company being unable to discharge its liabilities on maturity dates and obtain cash due to market liquidity restrictions. Management uses its resources mainly to fund capital expenditures incurred on the expansion and upgrading of the network, invest in new businesses.

The Company’s management monitors the continual forecasts of the liquidity requirements to ensure that the company has sufficient cash to meet its operating needs and fund capital expenditure to modernize and expand its network.

Capital management

The Company seeks to manage its equity structure according to best market practices.

The objective of the Company’s capital management strategy is to ensure that liquidity levels and financial leverage allow the sustained growth of the Group, the compliance with the strategic investment plan, and generation of returns to our shareholders.

We may change our capital structure, according to existing economic and financial conditions, to optimize our financial leverage and debt management.

55

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The indicators used to measure capital structure management are: gross debt to accumulated twelve-month EBITDA (earnings before interest (financial income and expenses), taxes, depreciation, and amortization), and the interest coverage ratio, as shown below:

Gross debt-to-EBITDA between 2x and 4.0x
Interest coverage ratio (*) higher than 1.75

(*) Measures the Company’s capacity to cover its future interest obligations.

As at December 31, 2020, the impact of COVID-19 on the world’s economy continues to contribute to the keeping the Brazilian real at its lowest level for the period, with a material impact on the Company’s gross debt. This depreciation, however, to date represents a merely accounting impact, since the debt matures over the long term. On the qualified bond includes outflows of foreign currency-denominated cash to pay interest thereon. However, the next instalment maturing in February 2021 is hedged by NDFs.

3.2.4.	Risk of accelerated maturity of borrowings and financing

At the end of December 31, 2020 there was no risk of accelerated maturity of the Company’s debt.

It is worth emphasizing that, in line with the provisions of the Plan, as amended, BNDES (Brazilian development bank) agrees that, as of the Court Ratification of the Amendment to the JRP (October 8, 2020) and until the first of the financial settlement of the disposal of the UPI Mobile Assets or by May 30, 2022, the obligation to comply with the financial ratios set forth in the agreement will be temporarily stayed by BNDES and, therefore, during such period, its noncompliance will not imply a possible breach of the agreement, as reported in Note 19, ‘Covenants’ section.

4.                  NET OPERATING REVENUE

	COMPANY		CONSOLIDATED
	2020	2019	2020	2019 Restated

Gross operating revenue	4,523,709	4,919,559	12,267,543	13,700,263

Deductions from gross revenue	(978,455)	(1,192,859)	(2,983,240)	(3,208,167)
Taxes	(969,267)	(1,188,127)	(2,705,318)	(3,105,263)
Other deductions	(9,188)	(4,732)	(277,922)	(102,904)

Net operating revenue	3,545,254	3,726,700	9,284,303	10,492,096

56

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

5.                  REVENUE AND EXPENSES BY NATURE

	COMPANY		CONSOLIDATED
	2020	2019	2020	2019 Restated
Net operating revenue	3,545,254	3,726,700	9,284,303	10,492,096
Operating income (expenses):
Interconnection	(74,642)	(93,123)	(169,453)	(176,592)
Personnel (i)	(438,994)	(436,163)	(1,738,139)	(1,866,169)
Third-party services	(984,606)	(1,130,455)	(3,173,965)	(3,523,205)
Grid maintenance service	(484,003)	(635,591)	(469,153)	(616,446)
Handset and other costs			(10,171)	(767)
Advertising and publicity	(70,082)	(91,187)	(313,815)	(445,332)
Rentals and insurance	(457,047)	(440,359)	(1,481,808)	(1,615,697)
(Provisions)/reversals	(36,772)	322,692	(135,893)	(211,690)
Expected losses on trade receivables	(5,222)	(116,676)	(133,684)	(299,102)
Impairment reversals/(losses) (ii)	1,129,708	(2,111,022)	1,129,708	(2,111,022)
Taxes and other income (expenses) (iii)	(11,216,452)	(5,445,549)	(20,748)	320,820
Other operating income (expenses), net (iv)	(18,329)	572,047	(236,695)	(6,974)
Operating expenses excluding depreciation and amortization	(12,656,442)	(9,605,386)	(6,753,816)	(10,552,176)
Depreciation and amortization	(1,504,162)	(1,736,318)	(4,341,706)	(4,537,583)
Total operating expenses	(14,160,604)	(11,341,704)	(11,095,522)	(15,089,759)
Loss before financial income (expenses) and taxes	(10,615,350)	(7,615,004)	(1,811,219)	(4,597,663)
Financial income (expenses):
Financial income	10,850,449	2,653,026	4,202,220	2,631,713
Financial expenses	(14,502,225)	(4,027,168)	(16,989,792)	(8,008,348)
Total financial income (expenses)	(3,651,776)	(1,374,142)	(12,787,572)	(5,376,635)
Pre-tax loss	(14,267,126)	(8,989,146)	(14,598,791)	(9,974,298)
Income tax and social contribution	3,737,163	(11,288)	3,550,920	12,738
Loss for the year from continuing operations	(10,529,963)	(9,000,434)	(11,047,871)	(9,961,560)
Discontinued operations
Profit for the year from discontinued operations (net of taxes) (Nota 31)			519,372	866,453
Loss for the year	(10,529,963)	(9,000,434)	(10,528,499)	(9,095,107)
Loss attributable to Company owners	(10,529,963)	(9,000,434)	(10,529,963)	(9,000,434)
Loss attributable to non-controlling interests			1,464	(94,673)

Operating expenses by function:

Cost of sales and/or services	(2,669,653)	(3,063,156)	(7,271,335)	(7,982,595)
Selling expenses	(586,690)	(826,647)	(2,217,796)	(2,607,049)
General and administrative expenses	(873,266)	(860,290)	(2,748,473)	(2,781,460)
Other operating income	2,383,573	1,747,031	4,727,424	4,096,067
Other operating expenses	(921,245)	(2,168,841)	(3,616,966)	(5,809,548)
Share of results of investees	(11,493,323)	(6,169,801)	31,624	(5,174)
Total operating expenses	(14,160,604)	(11,341,704)	(11,095,522)	(15,089,759)

(i)	Takes into consideration employee training expenses amounting to R$19,060 (R$34,551 in 2019) on a consolidated basis.

57

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(ii)	Reversal of/impairment loss on long-lived assets, Note 2 (b), in Impairment of long-lives assets.

(iii)	Includes the share of profit (loss) of investees.

(iv)	In 2020, represented primarily by personnel expenses totaling R$85,057 referring to tax on revenue (PIS) and the loss allowance of R$113,782 due to for expected losses on receivables from government customers. In 2019, refers primarily to: (a) the recognition of income from PIS and COFINS credits arising on the deduction of ICMS from PIS and COFINS tax base, as well as the recovery of unduly paid amounts on that tax base, as ruled in the final and unappealable court decision issued in March and September 2019, amounting to R$592,770 in the Company and R$1,517,919 on a consolidated basis (Note 11) and (b) the recognition of expenses on the provision related to an onerous contract for the supply of satellite capacity, amounting to R$1,230,820 on a consolidated basis, and (c) recognition of expenses related to the derecognition arising from the reconciliation of prior periods’ tax credits and incentives, which are not expected to be realized, amounting to R$167,395 on a consolidated basis.

58

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

6.                  FINANCIAL INCOME (EXPENSES)

	COMPANY		CONSOLIDATED
	2020	2019	2020	2019 Restated
Financial income
Monetary correction and exchange differences on third-party debt discount	846,718	122,862	3,159,739	383,025
Monetary correction and exchange differences on related-party debt discount	6,843,456	585,179
Interest on and monetary correction to other assets (i)	396,544	945,770	436,632	1,897,232
Income from cash investments	57,769	161,772	113,670	233,045
Interest and foreign exchange differences on intragroup loans	2,458,407	759,088
Exchange differences on translating foreign cash investments	232,590	(51,542)	461,896	(52,013)
Other income	14,965	129,897	30,283	170,424
Total	10,850,449	2,653,026	4,202,220	2,631,713

Financial expenses and other charges
a) Borrowing and financing costs
Amortization of third-party debt discount	(590,700)	(408,633)	(1,412,950)	(910,491)
Amortization of related-party debt discount	(1,041,671)	(437,912)
Monetary correction to and exchange losses on third-party	(2,645,629)	(345,931)	(6,219,237)	(640,068)
Interest on borrowings from third parties	(1,166,532)	(891,140)	(1,553,036)	(1,295,545)
Interest on debentures	(100,807)	(206,870)	(545,749)	(322,218)
Interest and foreign exchange differences on intragroup loans	(6,662,313)	(492,514)
Subtotal:	(12,207,652)	(2,783,000)	(9,730,972)	(3,168,322)
b) Other charges
Interest on leases	(81,050)	(74,479)	(354,348)	(334,029)
Gain (loss) on cash investments classified as held for sale	398,799	145,325	161,284	(185,027)
Tax on transactions and bank fees	(100,443)	(123,512)	(212,166)	(355,715)
Interest on, monetary correction of, and foreign exchange differences on other liabilities (ii)	(1,869,249)	(556,332)	(5,021,073)	(1,891,078)
Monetary correction of (provisions)/reversals	(352,972)	(420,770)	(877,700)	(1,589,511)
Interest on taxes in installments - tax financing program	(3,651)	(9,331)	(6,801)	(16,137)
Derivative transactions	(134,987)	55,025	(134,987)	55,025
Other expenses (iii)	(151,020)	(260,094)	(313,029)	(523,514)
Subtotal:	(2,294,573)	(1,244,168)	(7,258,820)	(4,840,026)
Total	(14,502,225)	(4,027,168)	(16,989,792)	(8,008,348)
Financial income (expenses)	(3,651,776)	(1,374,142)	(12,787,572)	(5,376,635)
(i)	In 2019, refers to the accounting recognition amounting to R$898 million in the Company and R$2,100 million on a consolidated basis related to the inflation adjustment to PIS and COFINS credits arising from the deduction of ICMS from the tax base of PIS and COFINS, as well as the recovery of unduly paid amounts as PIS and COFINS, under a final and unappealable court decision reached in March and September 2019 (Note 11).

(ii)	This line item includes interest related to the present value adjustment associated with the liabilities of onerous contracts and trade payables subject to the Judicial Reorganization, and related exchange differences and monetary correction.

(iii)	Represented mainly by financial banking fees and commissions.
59

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

7.                  INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes encompass the income tax and the social contribution. The income tax rate is 25% and the social contribution rate is 9%, generating aggregate nominal tax rate of 34%.

The provision for income tax and social contribution is broken down as follows:

	COMPANY		CONSOLIDATED
	2020	2019	2020	2019 Restated
Income tax and social contribution
Current taxes	680	797	(20,974)	(56,303)
Deferred taxes (Note 10)	3,736,483	(12,085)	3,571,894	69,041
Total	3,737,163	(11,288)	3,550,920	12,738

	COMPANY		CONSOLIDATED
	2020	2019	2020	2019 Restated
Pre-tax loss	(14,267,126)	(8,989,146)	(14,598,791)	(9,974,298)
Income tax and social contribution
Income tax and social contribution on taxed income	4,850,823	3,056,310	4,963,589	3,391,261
Equity in investees	(3,907,730)	(2,097,732)	10,752	(1,759)
Tax effect of interest on capital		(22)
Tax incentives (i)		37	74	1,263
Permanent deductions (add-backs) (ii)	1,847,293	(38,419)	(417,378)	(593,406)
Reversal of (Allowance for) impairment losses on deferred tax assets (iii)	946,777	(931,462)	(519,426)	(2,474,232)
Tax effects of deferred tax assets of foreign subsidiaries (iv)			(486.691)	(310,389)
Income tax and social contribution effect on profit or loss	3,737,163	(11,288)	3,550,920	12,738

(i)	Refer basically to the income surtax (10%) payable by subsidiaries.

(ii)	The tax effects from permanent add-backs are represented mainly by the effects of the foreign exchange differences on fair value adjustments to the restructured liabilities included in the JRP.

(iii)	Allowance for the realizable value (impairment) of deferred tax assets (Note 10).

(iv)	Effects of unrecognized deferred tax assets held by foreign subsidiaries that do not have a history of profitability and/or an expectation to generate taxable income.

60

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

8.                  CASH, CASH EQUIVALENTS AND CASH INVESTMENTS

Cash investments and cash investments made by the Company and its subsidiaries in the years ended December 31, 2020 and 2019 are measured at their fair values.

(a)	Cash and cash equivalents
	COMPANY		CONSOLIDATED
	2020	2019	2020	2019
Cash and banks	174,952	152,465	692,742	575,863
Cash equivalents	1,777,728	797,502	3,415,199	1,506,082
Total	1,952,680	949,967	4,107,941	2,081,945

	COMPANY		CONSOLIDATED
	2020	2019	2020	2019
Repurchase agreements (i)	1,518,113	619,892	2,919,122	1,192,708
Certificated of Bank Deposit (CDB)	185,564	90,427	343,084	173,854
Private securities (ii)	71,254	84,467	134,411	134,818
Time deposits			1,407	1,096
Other	2,797	2,716	17,175	3,606
Cash equivalents	1,777,728	797,502	3,415,199	1,506,082

(b)	Short- and long-term cash investments

	COMPANY		CONSOLIDATED
	2020	2019	2020	2019
Private securities (iii)	170,660	167,084	177,827	196,203
Government securities	17,196	15,612	26,229	21,589
Total	187,856	182,696	204,056	217,792
Current	184,682	177,869	193,715	183,850
Non-current	3,174	4,827	10,341	33,942

(i)	Represented, mainly, by exclusive investment funds, most the portfolio of which consists of government securities with yields pegged to SELIC (Central Bank’s policy rate). The portfolio is preferably allocated to highly liquid spot market instruments for all investments.

(ii)	Represented mainly by highly liquid treasury financial bills of private banks pegged to CDI.

(iii)	Represented mainly by investments whose yields are pegged to SELIC and CDB rates.

The Company and its subsidiaries hold cash investments in Brazil and abroad for the purpose of earning interest on cash, benchmarked to CDI in Brazil, LIBOR for the US dollar-denominated portion, and EURIBOR for the euro-denominated portion.

61

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

9.                  ACCOUNTS RECEIVABLE

	COMPANY1		CONSOLIDATED
	2020	2019	2020	2019
Billed services	1,471,972	1,348,859	3,984,006	5,910,643
Unbilled services	378,225	401,008	1,024,380	842,726
Handheld devices, accessories, and other assets		95,354		354,928
Subtotal	1,850,197	1,845,221	5,008,386	7,108,297
Expected losses on trade receivables	(449,627)	(461,957)	(1,034,148)	(773,771)
Total	1,400,570	1,383,264	3,974,238	6,334,526

1 These amounts include the related-party balances, as shown in Note 29.

The aging list of trade receivables is as follows:

	COMPANY		CONSOLIDATED
	2020	2019	2020	2019
Current	1,469.935	1,465.321	3.650.943	5.732.948
Past-due up to 60 days	120,279	114,255	564,145	527,459
Past-due from 61 to 90 days	14,665	17,282	88,377	104,694
Past-due from 91 to 120 days	11,898	12,066	76,252	99,299
Past-due from 121 to 150 days	12,366	12,004	78,409	83,083
Over 150 days past-due	221.054	224.293	550.260	560.814
Total	1,850,197	1,845,221	5,008,386	7,108,297

The movements in the expected credit losses on trade receivables are as follows:

	COMPANY	CONSOLIDATED
Balance at January 1, 2019	(390,728)	(787,145)
Expected losses on trade receivables	(116,676)	(488,269)
Trade receivables written off as uncollectible	45,447	501,643
Balance in 2019	(461,957)	(773,771)
Expected losses on trade receivables	(19,850)	(508,220)
Trade receivables written off as uncollectible	32,180	314,629
Transfer to held-for-sale assets		(66,786)
Balance in 2020	(449,627)	(1,034,148)

10.               CURRENT AND DEFERRED INCOME TAXES

	ASSETS
	COMPANY		CONSOLIDATED
	2020	2019	2020	2019
Current recoverable taxes
Recoverable income tax (IRPJ) (i)	10,466	13,215	179,780	209,513
Recoverable social contribution (CSLL) (i)	3	3	73,435	81,215
IRRF/CSLL - withholding income taxes (ii)	34,690	61,506	104,906	251,998
Total current	45,159	74,724	358,121	542,726

Deferred recoverable taxes
Income tax and social contribution on temporary differences1	3,724,398		3,671,070	99,175
Total non-current	3,724,398		3,671,070	99,175

1 See movements table below.

62

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	LIABILITIES
	COMPANY		CONSOLIDATED
	2020	2019	2020	2019
Current taxes payable
Income tax payable			11,752	54,358
Social contribution payable			630	12,296
Total current			12,382	66,654

Deferred taxes payable
Income tax and social contribution on temporary differences1		12,085
Total non-current		12,085

1 See movements table below.

(i)	Refer mainly to prepaid income tax and social contribution that will be offset against federal taxes payable in the future.

(ii)	Withholding income tax (IRRF) credits on cash investments, derivatives, intragroup loans, government entities, and other amounts that are used as deductions from income tax payable for the years, and social contribution withheld at source on services provided to government agencies.

Movements in deferred income tax and social contribution

	COMPANY
	Balance in 2019	Recognized in deferred tax benefit/ expenses	Recognized directly in equity	Balance in 2020
Deferred tax assets arising on:
Temporary differences
Provisions	340,441	81,022		421,463
Provisions for suspended taxes	121,805	3,690		125,495
Provisions for pension funds	(13,257)	159	(37,708)	(50,806)
Expected losses on trade receivables	174,311	(7,146)		167,165
Profit sharing	17,153	13,099		30,252
Foreign exchange differences	943,055	2,604,978		3,548,033
Merged goodwill (i)	1,411,748	(279,756)		1,131,992
Onerous obligation	430,764	105,473		536,237
Leases	9,808	3,940		13,748
ORA - MTM - Derivatives		1,211		1,211
Other temporary add-backs and deductions	220,519	(2,552)		217,967
Deferred taxes on temporary differences	3,656,347	2,524,118	(37,708)	6,142,757
CSLL tax loss carryforwards	4,437,246	554,726		4,991,972
Total deferred tax assets	8,093,593	3,078,844	(37,708)	11,134,729
Deferred tax liabilities
Temporary differences and income tax and social contribution of goodwill (ii)	(1,178,218)	(289,139)		(1,467,357)
Allowance for impairment loss (iii)	(6,927,460)	946,778	37,708	(5,942,974)
Total deferred tax assets (liabilities)	(12,085)	3,736,483		3,724,398

63

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	CONSOLIDATED
	Balance in 2019	Recognized in deferred tax benefit/ expenses	Recognized directly in equity	Balance in 2020
Deferred tax assets arising on:
Temporary differences
Provisions	1,175,247	48,157		1,223,404
Provisions for suspended taxes	164,554	4,985		169,539
Provisions for pension funds	(14,105)	161	(197,243)	(211,187)
Expected losses on trade receivables	432,420	54,613		487,033
Profit sharing	81,319	51,837		133,156
Foreign exchange differences	1,736,933	1,705,522		3,442,455
Merged goodwill (i)	1,411,749	(279,757)		1,131,992
Onerous obligation	1,977,824	460,601		2,438,425
Leases	92,374	103,958		196,332
ORA - MTM - Derivatives		1,211		1,211
Other temporary add-backs and deductions	860,878	218,874		1,079,752
Deferred taxes on temporary differences	7,919,193	2,370,162	(197,243)	10,092,112
CSLL tax loss carryforwards	14,762,087	1,799,883		16,561,970
Total deferred tax assets	22,681,280	4,170,045	(197,243)	26,654,082
Deferred tax liabilities
Temporary differences and income tax and social contribution of goodwill (ii)	(2,297,344)	(126,464)		(2,423,808)
Allowance for impairment loss (iii)	(20,284,761)	(519,426)	197,243	(20,606,944)
Subtotal deferred taxes – assets (liabilities)	99,175	3,524,155		3,623,330
Transfer to held for sale		47,740		47,740
Total deferred tax assets (liabilities)	99,175	3,571,895		3,671,070

(i)	Refer to: (i) deferred income tax and social contribution assets calculated as tax benefit originating from the goodwill paid on acquisition of the Company and recognized by the merged companies in the course of 2009. The realization of the tax credit arises from the amortization of the goodwill balance based on the STFC license and in the appreciation of property, plant and equipment, the utilization of which is estimated to occur through 2025, and (ii) deferred income tax and social contribution assets originating from the goodwill paid on the acquisition of interests in the Company in 2008-2011, recognized by the companies merged with and into Telemar Participações S.A. (“TmarPart”) and by TmarPart merged with and into the Company on September 1, 2015, which was based on the Company’s expected future profitability and the amortization of which is estimated to occur through 2025.

(ii)	Refers basically to the tax effects on the appreciation of property, plant and equipment and intangible assets, merged from TmarPart.

(iii)	The Company, based on the schedule of expected generation of future taxable income, supported by a technical feasibility study and the comparison with the estimate of the annual realization amount of asset and liability temporary differences, revised its deferred taxes recovery estimate and identified and recognized the reversal of the allowance at recoverable amount, impact arising from the changes of the Amendment to the JPR (Nota 1), basically related to the disposals of the UPIs.

The stock of tax loss carryforwards in Brazil and foreign subsidiaries is approximately R$38,099,633 and R$14,432,380, and corresponds to R$12,953,875 and R$3,608,095 in deferred tax assets, respectively, which can be carried forward indefinitely and offset against taxes payable in the future.

64

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

11.               OTHER TAXES

	ASSETS
	COMPANY		CONSOLIDATED
	2020	2019	2020	2019
Recoverable State VAT (ICMS) (i)	221,582	254,684	1,056,583	1,301,684
PIS and COFINS (ii)	1,153,103	1,463,569	2,115,486	2,736,009
Other	74	54	98,548	47,257
Total	1,374,759	1,718,307	3,270,617	4,084,950
Current	929,572	485,428	1,823,451	1,089,391
Non-current	445,187	1,232,879	1,447,166	2,995,559

	LIABILITIES
	COMPANY		CONSOLIDATED
	2020	2019	2020	2019
State VAT (ICMS)	129,638	141,147	389,852	526,618
ICMS Convention No. 69/1998	47,476	46,681	136,462	220,467
PIS and COFINS (iii)	274,605	311,597	560,554	574,063
FUST/FUNTTEL/broadcasting fees (iv)	258,245	204,219	665,169	669,193
Telecom Inspection Fund (FISTEL) fee (v)	654		488,538
Other (vi)	13,308	7,338	272,570	120,460
Total	723,926	710,982	2,513,145	2,110,801
Current	174,097	172,674	1,189,145	886,763
Non-current	549,829	538,308	1,324,000	1,224,038

(i) Recoverable ICMS arises mostly from prepaid taxes and credits claimed on purchases of property, plant and equipment, which can be offset against ICMS payable within 48 months, pursuant to Supplementary Law 102/2000.

(ii) The Company and its subsidiaries filed legal proceedings to claim the right to deduct ICMS from the PIS and COFINS tax bases and the recovery of past unduly paid amounts, within the relevant statute of limitations.

In 2019, the 1st and 2nd Region Federal Courts (Brasília and Rio de Janeiro) issued final and unappealable decisions favorable to the Company on two of the three main lawsuits of the Company relating to the discussion about the non-levy of PIS and COFINS on ICMS.

These credits were cleared for offset by the Federal Revenue Service between May and October 2019 so that the Company has been using them to pay federal taxes due since June 2019. The total amount of the credit was approximately R$3 billion, added to the three lawsuits.

(iii) Represented primarily by the Social Integration Program Tax on Revenue (PIS) and Social Security Funding Tax on Revenue (COFINS) on revenue, financial income, and other income.

(iv) The Company and its subsidiaries Telemar and Oi Móvel filed lawsuits to discuss the correct calculation of the contribution to the FUST and in the course of the lawsuits made escrow deposits to suspend its collection. These discussions are also being judged by higher courts and a possible transformation of the deposited amounts into definitive payments should not occur within two (2) years.

65

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(v) The Company and its subsidiaries, Telemar and Oi Móvel, together with other industry companies, filed a lawsuit aiming at removing the obligation to pay the Installation Inspection Fee (TFI) and the Operation Fee (TFF). The court awarded a sentence rejecting the claims, which led to the filing of an appeal, which is still awaiting judgment. As the 2020 TFF payment deadline is about to expire and the appeal is pending judgment, the companies filed request for an early appeal, granted on March 18, 2020, to suspend the payment of the 2020 TFF until the appeal is judged.

(vi) Represented primarily by inflation adjustment to suspended taxes and withholding tax on intragroup loans and interest on capital.

12.               JUDICIAL DEPOSITS

In some situations, the Company makes, as ordered by courts or even at its own discretion to provide guarantees, judicial deposits to ensure the continuity of ongoing lawsuits. These judicial deposits can be required for lawsuits with a likelihood of loss, as assessed by the Company based on the opinion of its legal counselors, as probable, possible, or remote. The Company recognizes in current assets that amount it expects to withdraw from escrow deposits or the amount of escrow deposits it expects to offset against provisions in the coming twelve months.

As set forth by relevant legislation, judicial deposits are adjusted for inflation.

	COMPANY		CONSOLIDATED
	2020	2019	2020	2019
Civil	2,718,735	3,201,414	4,433,968	5,027,848
Tax	888,000	771,995	1,985,621	2,301,986
Labor	344,990	337,741	902,294	883,125
Subtotal:	3,951,725	4,311,150	7,321,883	8,212,959
Estimated loss	(15,233)	(20,920)	(28,048)	(47,112)
Total	3,936,492	4,290,230	7,293,835	8,165,847
Current	716,047	1,198,219	1,095,827	1,514,464
Non-current	3,220,445	3,092,011	6,198,008	6,651,383

13.               PREPAID EXPENSES

	COMPANY		CONSOLIDATED
	2020	2019	2020	2019
Costs incurred on the performance of a contract (IFRS 15) (i)	187,927	236,319	255,407	1,016,337
Advertising and publicity	511	814	20,928	55,695
Insurance	12,245	10,868	46,357	25,807
Bank guarantee	5,860	6,888	24,956	31,297
Other	103,496	6,437	110,868	124,944
Total	310,039	261,326	458,516	1,254,080
Current	233,952	155,513	330,131	670,344
Non-current	76,087	105,813	128,385	583,736

(i) Represented by commission costs incurred in the compliance with agreements. The movements in the year are as follows:

66

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	COMPANY	CONSOLIDATED
Balance at January 1, 2019	238,647	862,584
Incurred costs	147,180	510,874
Allocation to profit or loss	(149,508)	(357,121)
Balance in 2019	236,319	1,016,337
Incurred costs	103,847	838,247
Allocation to profit or loss	(152,239)	(789,087)
Transfer to held-for-sale assets		(810,090)
Balance in 2020	187,927	255,407

14.               OTHER ASSETS

	COMPANY		CONSOLIDATED
	2020	2019	2020	2019
Sureties from related parties	60,340	56,754
Receivables - SISTEL (i)	89,620		427,451
Advances to and amounts recoverable from suppliers	69,480	124,760	294,553	767,900
Amounts receivable from the sale of property, plant and equipment items	84,031	81,998	308,806	302,947
Amounts receivable	54,145	9,589	177,626	53,406
Advances to employees	16,802	17,178	48,257	79,830
Other	38,587	45,895	93,303	85,739
Total	413,005	336,174	1,349,996	1,289,822
Current	346,445	303,509	754,292	852,155
Non-current	66,560	32,665	595,704	437,667

(i) The receivables from Fundação Sistel arise from the Company’s interest in the distribution of the PBS-A plan surplus, duly approved by the National Pension Plan Authority (PREVIC). As at December 31, 2020, the Company had claim to twenty-three (23) installments of receivables that are adjustable according to the Plan’s profitability.

15.               INVESTMENTS

	COMPANY		CONSOLIDATED
	2020	2019	2020	2019
Investment in subsidiaries	7,339,368	14,483,150
Joint arrangements			25,081	28,632
Investments in associates			50,799	48,578
Tax incentives, net of allowances for losses	10,273	10,273	31,876	31,876
Other investments	3,799	3,799	15,823	24,679
Total	7,353,440	14,497,222	123,579	133,765

67

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Summary of the movements in investment balances

	COMPANY	CONSOLIDATED
Balance at January 1, 2019	16,931,222	117,840
Equity in investees (*)	(5,270,564)	809
Advance for future capital increase in subsidiary (**)	2,720,368
Dividends and interest on capital	(3,509)
Other	119,705	15,116
Balance in 2019	14,497,222	133,765
Equity in investees (*)	(9,460,467)	(1,378)
Capital increase in subsidiaries (**)	2,262,121
Reclassification from/to held-for-sale investments (***)	58,966
Dividends	(4,402)
Other		(8,808)
Balance in 2020	7,353,440	123,579

(*) Breakdown shown below.

(**) Refers to the advance for capital increase held by subsidiary Telemar to discharge its obligations. In December 2020, part of the advance for future capital increase amounting to R$2,050,000 was capitalized. The actual capital increase used preapproved by ANATEL.

(***) Reclassification of held-for-sale from foreign operations.

The main data related to direct equity interests in subsidiaries, for equity accounting purposes, are as follows:

			COMPANY
			2020
			In thousands of shares		Equity interests - %
Subsidiaries	Shareholders’ equity	Profit (loss) for the year	Common	Preferred	Total capital	Voting capital
Telemar	7,156,690	(10,067,385)	154,032,213	190,464,750	100	100
Rio Alto	3,908	29	215,538,129	215,538,129	100	100
Oi Holanda	(2,045,888)	(552,359)	100		100	100
Oi Serviços Financeiros	2,970	3,958	799		100	100
PTIF	(3,924,376)	(1,004,957)	0.042		100	100
CVTEL	(3,297)	(828)	18		100	100
Carrigans	147		0.100		100	100
Serede	(251,411)	65,409	24,431,651		17.51	17.51
PT Participações (*)	229,466	99,751	1,000,000		100	100
Drammen	79,524	16,249	30,847,363		48.37	48.37

(*) The interest in the equity and the share of results of PT Participações are represented by: (i) investment of R$172,263 and share of losses of subsidiaries of R$19,230, classified in investments; and (ii) investments of R$57,203 and share of losses of R$113,297, classified in held-for-sale assets.

68

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

			COMPANY
			2019
			In thousands of shares		Equity interests - %
Subsidiaries	Shareholders’ equity	Profit (loss) for the year	Common	Preferred	Total capital	Voting capital
Telemar	14,521,304	(5,277,122)	154,032,213	189,400,783	100	100
Rio Alto	4,004	176	215,538,129	215,538,129	100	100
Oi Holanda	(1,493,529)	(129,937)	100		100	100
Oi Serviços Financeiros	3,287	4,394	799		100	100
PTIF	(2,919,419)	(300,105)	0.042		100	100
CVTEL	(1,325)	(394)	18		100	100
Carrigans	107		0.100		100	100
PT Participações	3,421,062	(429,635)	1,000,000		100	100
Serede	(316,820)	(184,123)	24,431,651		17.51	17.51

	Equity in investees		Investment value		Provision for negative shareholders’ equity
Subsidiaries	2020	2019	2020	2019	2020	2019
Telemar	(10,067,385)	(5,277,122)	7,156,690	14,521,304
Rio Alto	29	176	3,908	4,004
Oi Holanda	(552,359)	(129,937)			2,045,888	1,493,529
Oi Serviços Financeiros	3,958	4,394	2,970	3,287
PTIF	(1,004,957)	(300,105)			3,924,376	2,919,419
CVTEL	(264)	(394)			3,297	1,325
Carrigans			147	107
Serede	11,453	(32,240)			44,022	55,476
PT Participações (i)	99,751	(429,635)	229,466	3,421,062
Drammen	5,977		38,466
Unrealized profits or losses with investees	10,474	(4,938)	(35,075)	(45,552)
Share of results of investees (Note 5)	(11,493,323)	(6,169,801)
Reclassified from held-for-sale assets	13,545	429,635	(57,204)	(3,421,062)
Reclassification of equity in investees to the provision for equity deficiency (ii)	1,546,127	462,676
Investees’ share of other comprehensive income	473,184	6,926
Total	(9,460,467)	(5,270,564)	7,339,368	14,483,150	6,017,583	4,469,749

(i)	In 2020, the Company sold the entire stake it held in PT Ventures (Note 31 (a)) and the proceeds from this sale were transferred to the Company by means of a capital reduction of its subsidiary PT Participações, amounting to R$3,663,391. The investments held in PT Ventures were classified as held-for-sale assets in the balance sheet.

(ii)	Represented by the share of results of subsidiaries Oi Holanda, PTIF, CVTEL, and Serede.

69

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Summarized financial information

	2020
Subsidiaries	Assets	Liabilities	Revenue
Telemar (1)	30,029,239	22,872,549	4,985,552
Oi Holanda (1)	2,208,027	4,253,915
PTIF (1)	1,665,144	5,589,520
Rio Alto	5,386	1,478
Oi Serviços Financeiros	14,303	11,333	586
CVTEL		3,297
Serede	1,305,345	1,556,756	2,272,019
PT Participações	716,476	487,010	218,893
Drammen	107,558	28,034	40,481

(1) Amounts adjusted for consolidation and equity accounting purposes.

	2019
Subsidiaries	Assets	Liabilities	Revenue
Telemar (1)	34,884,055	20,362,751	5,953,040
Oi Holanda (1)	1,090,870	2,584,399
PTIF (1)	832,548	3,751,967
Rio Alto	5,332	1,328
Oi Serviços Financeiros	21,372	18,085	643
CVTEL	9	1,334
Serede	1,362,990	1,679,809	2,610,353
PT Participações	4,597,579	1,176,517

(1) Amounts adjusted for consolidation and equity accounting purposes.

70

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

16.               PROPERTY, PLANT AND EQUIPMENT

	COMPANY
	Works in progress	Automatic switching equipment	Transmission and other equipment (1)	Infrastructure	Buildings	Right of use - leases	Other assets	Total
Cost of PP&E (gross amount)
Balance at January 1, 2019	460,135	6,305,104	24,435,160	6,329,728	1,962,675		2,192,670	41,685,472
Initial adoption of IFRS 16						624,232		624,232
Contractual changes						60,503		60,503
Additions	1,043,428		77,364	116,892		41,242	10,395	1,289,321
Write-offs	(20,089)		(38,925)	(95,302)		(16,237)	(72)	(170,625)
Transfers	(1,391,233)	3,315	787,364	492,602	13,039		94,913
Transfer to held-for-sale assets				(332)	(178,729)			(179,061)
Balance in 2019	92,241	6,308,419	25,260,963	6,843,588	1,796,985	709,740	2,297,906	43,309,842
Corporate restructuring			(1,197)	(11,314)	(50,005)		(16,483)	(78,999)
Contractual changes						21,533		21,533
Additions	810,522		232,763		2,307	152,021	3,156	1,200,769
Write-offs	(7,560)	(35)	(269,297)	(309)	(17,368)	(88,792)	(1,847)	(385,208)
Transfers	(648,106)	234,635	1,333,196	(301,672)	14,688		(632,741)
Balance in 2020	247,097	6,543,019	26,556,428	6,530,293	1,746,607	794,502	1,649,991	44,067,937
Accumulated depreciation
Balance at January 1, 2019		(6,206,296)	(21,385,206)	(4,422,820)	(1,615,284)		(1,733,032)	(35,362,638)
Depreciation expenses		(18,311)	(486,768)	(445,440)	(33,148)	(54,590)	(37,986)	(1,076,243)
Write-offs			35,409	82,114		3,981	(7,599)	113,905
Transfers			492	(546)	112		(58)
Transfer to held-for-sale assets				325	135,320			135,645
Balance in 2019		(6,224,607)	(21,836,073)	(4,786,367)	(1,513,000)	(50,609)	(1,778,675)	(36,189,331)
Corporate restructuring			645	3,492	32,138		11,877	48,152
Depreciation expenses		(24,116)	(825,256)	(114,631)	(24,230)	(75,361)	(51,723)	(1,115,317)
Write-offs		35	107,389	208	17,043	10,873	1,843	137,391
Transfers		(229,768)	318,851	(438,981)	(42,108)		392,006
Balance in 2020		(6,478,456)	(22,234,443)	(5,336,279)	(1,530,157)	(115,097)	(1,424,672)	(37,119,105)
PP&E, net
Balance in 2019	92,241	83,812	3,424,890	2,057,221	283,985	659,131	519,231	7,120,511
Balance in 2020	247,097	64,563	4,321,985	1,194,014	216,450	679,405	225,319	6,948,832
Annual depreciation rate (average)		10%	12%	10%	9%	8%	15%
(1)	Transmission and other equipment include transmission and data communication equipment.

71

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	CONSOLIDATED
	Works in progress	Automatic switching equipment	Transmission and other equipment (1)	Infrastructure	Buildings	Right of use - leases	Other assets	Total
Cost of PP&E (gross amount)
Balance at January 1, 2019	3,351,613	20,077,960	62,092,721	30,343,531	4,463,690		6,466,170	126,795,685
Initial adoption of IFRS 16						8,167,932		8,167,932
Contractual changes						520,809		520,809
Additions	6,870,257		226,022	295,795	5,054	283,494	96,435	7,777,057
Write-offs	(104,781)		(61,464)	(1,059,118)		(136,734)	(421)	(1,362,518)
Transfers	(7,958,762)	135,576	5,076,356	2,463,974	39,025		243,831
Transfer to held-for-sale assets				(50,854)	(271,292)			(322,146)
Reclassified from held-for-sale assets (ii)							781	781
Balance in 2019	2,158,327	20,213,536	67,333,635	31,993,328	4,236,477	8,835,501	6,806,796	141,577,600
Contractual changes						809,262		809,262
Additions	7,155,675	53	477,901	47,905	5,468	1,515,130	111,222	9,313,354
Expenses on impairment losses			(329,330)					(329,330)
Write-offs (i)	(86,181)	(595)	(608,648)	(2,069)	(20,001)	(1,251,088)	(4,855)	(1,973,437)
Transfers	(7,077,897)	331,961	6,957,110	363,356	36,947		(611,477)
Transfer to held-for-sale assets	(197,009)	(3,339,183)	(22,389,657)	(1,687,488)	(142,695)	(6,321,774)	(1,432,438)	(35,510,244)
Balance in 2020	1,952,915	17,205,772	51,441,011	30,715,032	4,116,196	3,587,031	4,869,248	113,887,205
Accumulated depreciation
Balance at January 1, 2019		(18,940,570)	(47,888,763)	(23,034,282)	(2,814,575)		(5,691,932)	(98,370,122)
Depreciation expenses		(271,449)	(2,519,706)	(1,456,608)	(101,432)	(952,225)	(247,836)	(5,549,256)
Write-offs			53,452	979,614		22,315	(7,514)	1,047,867
Transfers		85	(565)	(787)	776		491
Transfer to held-for-sale assets				16,267	189,198			205,465
Reclassified from held-for-sale assets							(720)	(720)
Balance in 2019		(19,211,934)	(50,355,582)	(23,495,796)	(2,726,033)	(929,910)	(5,947,511)	(102,666,766)
Depreciation expenses		(268,439)	(3,882,008)	(432,887)	(89,845)	(1,061,116)	(234,318)	(5,968,613)
Write-offs		594	410528	975	18,373	215,188	4,479	650,137
Transfers		(177,601)	418,437	(611,211)	(43,369)		413,744
Transfer to held-for-sale assets		2,753,392	11,886,566	1,230,408	73,177	1,097,308	1,192,244	18,233,095
Balance in 2020		(16,903,988)	(41,522,059)	(23,308,511)	(2,767,697)	(678,530)	(4,571,362)	(89,752,147)
PP&E, net
Balance in 2019	2,158,327	1,001,602	16,978,053	8,497,532	1,510,444	7,905,591	859,285	38,910,834
Balance in 2020	1,952,915	301,784	9,918,952	7,406,521	1,348,499	2,908,501	297,886	24,135,058
Annual depreciation rate (average)		10%	12%	10%	9%	11%	15%
(1)	Transmission and other equipment include transmission and data communication equipment.

(i)	Refer basically to the impacts arising from the divestments of providers infrastructure services involving the management of Towers.

(ii)	Represented basically by assets of the UPIs transferred to held-for-sale assets (Note 31).

72

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Additional disclosures

Pursuant to ANATEL’s concession agreements, the property, plant and equipment items of the Concessionaires that are indispensable for the provision of the Switched Fixed-line Telephony Services (“STFC”) provided for in said agreements are considered returnable assets.

As at December 31, 2020, the residual balance of the Company’s returnable assets is R$2,970,465 (R$3,040,263 in 2019) and consists of assets and installations in progress, switching and transmission equipment, payphones, outside network equipment, power equipment, and systems and operation support equipment. On a consolidated basis, this balance amounts to R$9,095,432 (R$9,048,877 in 2019).

In the year ended December 31, 2020, financial charges and transaction costs incurred on works in progress were capitalized at the average rate of 7% per year.

Movements in the rights of use - leases

	COMPANY
	Towers	Physical space	Vehicles	Properties	Total
Lease cost (gross amount)
Balance at January 1, 2019
Initial adoption of IFRS 16	577,340	45,342		1,550	624,232
Contractual changes	59,944	559			60,503
Additions	14,342	1,816	25,084		41,242
Write-offs	(7,544)	(8,415)	(278)		(16,237)
Balance in 2019	644,082	39,302	24,806	1,550	709,740
Contractual changes	25,151	(3,316)		(302)	21,533
Additions	33,430	86,427	32,104	60	152,021
Write-offs	(25,652)	(59,920)	(3,220)		(88,792)
Balance in 2020	677,011	62,493	53,690	1,308	794,502
Accumulated depreciation
Balance at January 1, 2019
Depreciation expenses	(45,096)	(6,108)	(3,175)	(211)	(54,590)
Write-offs	3,655	294	32		3,981
Balance in 2019	(41,441)	(5,814)	(3,143)	(211)	(50,609)
Depreciation expenses	(49,194)	(14,428)	(11,558)	(181)	(75,361)
Write-offs	2,276	7,728	869		10,873
Balance in 2020	(88,359)	(12,514)	(13,832)	(392)	(115,097)
Right of use, net
Balance in 2019	602,641	33,488	21,663	1,339	659,131
Balance in 2020	588,652	49,979	39,858	916	679,405

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	CONSOLIDATED
	Towers	Physical space	Stores	Vehicles	Properties	Power distributed	Total
Lease cost (gross amount)
Balance at January 1, 2019
Initial adoption of IFRS 16	7,353,507	521,523	117,480	93,615	81,807		8,167,932
Contractual changes	500,690	6,614	6,680		6,825		520,809
Additions	65,559	29,008	13,555	174,455	917		283,494
Write-offs	(35,836)	(82,091)	(8,701)	(8,804)	(1,302)		(136,734)
Balance in 2019	7,883,920	475,054	129,014	259,266	88,247		8,835,501
Contractual changes	747,366	7,717	19,058	22,267	12,849	5	809,262
Additions	909,795	490,945	3,047	77,281	9,123	24,939	1,515,130
Write-offs	(807,203)	(335,869)	(2,523)	(92,372)	(13,121)		(1,251,088)
Transfer to held-for-sale assets	(6,156,519)	(165,203)			(52)		(6,321,774)
Balance in 2020	2,577,359	472,644	148,596	266,442	97,046	24,944	3,587,031
Accumulated depreciation
Balance at January 1, 2019
Depreciation expenses	(737,439)	(92,896)	(31,456)	(70,787)	(19,647)		(952,225)
Write-offs	13,176	3,967	1,580	3,028	564		22,315
Balance in 2019	(724,263)	(88,929)	(29,876)	(67,759)	(19,083)		(929,910)
Depreciation expenses	(781,439)	(119,913)	(32,572)	(103,997)	(22,296)	(899)	(1,061,116)
Write-offs	103,120	63,285	684	45,556	2,543		215,188
Transfer to held-for-sale assets	1,074,383	22,886			39		1,097,308
Balance in 2020	(328,199)	(122,671)	(61,764)	(126,200)	(38,797)	(899)	(678,530)
Right of use, net
Balance in 2019	7,159,657	386,125	99,138	191,507	69,164		7,905,591
Balance in 2020	2,249,160	349,973	86,832	140,242	58,249	24,045	2,908,501

(i)	Represented basically by assets of the UPIs transferred to held-for-sale assets (Note 31).

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

17.               INTANGIBLE ASSETS

	COMPANY
	Intangibles in progress	Data processing systems	Regulatory licenses	Other	Total
Cost of intangible assets (gross amount)
Balance at January 1, 2019	12,656	2,526,470	14,477,394	539,661	17,556,181
Additions	5,392			36	5,428
Transfers	(5,559)	70,294		(64,735)
Balance in 2019	12,489	2,596,764	14,477,394	474,962	17,561,609
Additions	104			41	145
Transfers	(12,509)	(31,360)	739	43,130
Balance in 2020	84	2,565,404	14,478,133	518,133	17,561,754
Accumulated amortization
Balance at January 1, 2019		(2,510,785)	(9,515,969)	(459,387)	(12,486,141)
Amortization expenses		(33,412)	(624,616)	(2,047)	(660,075)
Impairment loss expenses (see Note 5 (iii))			(2,111,022)		(2,111,022)
Balance in 2019		(2,544,197)	(12,251,607)	(461,434)	(15,257,238)
Amortization expenses		(15,497)	(371,294)	(2,055)	(388,846)
Reversal of impairment loss expenses			1,129,708		1,129,708
Transfers			1,974	(1,974)
Balance in 2020		(2,559,694)	(11,491,219)	(465,463)	(14,516,376)
Intangible assets, net
Balance in 2019	12,489	52,567	2,225,787	13,528	2,304,371
Balance in 2020	84	5,710	2,986,914	52,670	3,045,378
Annual amortization rate (average)		20%	20%	23%

	CONSOLIDATED
	Intangibles in progress	Data processing systems	Regulatory licenses	Other	Total
Cost of intangible assets (gross amount)
Balance at January 1, 2019	27,195	8,981,694	18,602,742	1,904,547	29,516,178
Additions	369,695	8,402		44,248	422,345
Transfers	(384,526)	410,487		(25,961)
Balance in 2019	12,364	9,400,583	18,602,742	1,922,834	29,938,523
Additions	258,073	1,324		28,016	287,413
Write-offs		(60,216)			(60,216)
Transfers	(261,326)	98,060	(117,764)	281,030
Transfer to held-for-sale assets (i)		(1,971,390)	(3,812,085)	(1,211,048)	(6,994,523)
Balance in 2020	9,111	7,468,361	14,672,893	1,020,832	23,171,197
Accumulated amortization
Balance at January 1, 2019		(8,116,461)	(12,751,835)	(1,699,436)	(22,567,732)
Amortization expenses		(381,874)	(772,179)	(107,851)	(1,261,904)
Transfers		8		(8)
Impairment loss expenses (see Note 5 (iii))			(2,111,022)		(2,111,022)
Balance in 2019		(8,498,327)	(15,635,036)	(1,807,295)	(25,940,658)
Amortization expenses		(322,566)	(518,590)	(67,470)	(908,626)
Reversal of impairment loss expenses			1,129,708		1,129,708
Write-offs		12,191			12,191
Transfers			1,974	(1,974)
Transfer to held-for-sale assets (i)		1,857,364	3,328,365	1,048,280	6,234,009
Balance in 2020		(6,951,338)	(11,693,579)	(828,459)	(19,473,376)
Intangible assets, net
Balance in 2019	12,364	902,256	2,967,706	115,539	3,997,865
Balance in 2020	9,111	517,023	2,979,314	192,373	3,697,821
Annual amortization rate (average)		20%	20%	23%

(i)       Represented basically by assets of the UPIs transferred to held-for-sale assets (Note 31).

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

18.               TRADE PAYABLES

	COMPANY[1]		CONSOLIDATED
	2020	2019	2020	2019
ANATEL (*)	2,253,571	2,340,556	7,054,295	7,572,101
Services	589,789	734,669	1,476,270	3,423,011
Infrastructure, network and plant maintenance materials	455,787	500,272	2,459,582	2,607,888
Rental of polls and rights-of-way	85,504	79,102	115,154	118,966
Other	27,464	24,656	314,279	289,508
Adjustment to present value (**)	(997,567)	(1,718,802)	(3,122,689)	(5,124,107)
Total	2,414,548	1,960,453	8,296,891	8,887,367
Current	970,071	1,025,052	3,275,919	5,593,940
Non-current	1,444,477	935,401	5,020,972	3,293,427

Trade payables subject to the Judicial Reorganization	1,594,060	1,172,006	5,554,496	4,093,058
Trade payables not subject to the Judicial Reorganization	820,488	788,447	2,742,395	4,794,309
Total	2,414,548	1,960,453	8,296,891	8,887,367

1 These amounts include the related-party balances, as shown in Note 29.

(*) Regulatory Agency’s claim pursuant to the Amendment to the JRP, the amount of which recognized as enforceable debt was the subject matter of the Transaction Agreement entered into pursuant to Law 13988/2020.

(**) The calculation takes into consideration the contractual flows provided for in the JRP and the Transaction Agreement entered into with ANATEL, discounted using rates that range from 14.9% per year to 17.2% per year considering the maturities of each liability (ANATEL and other payables).

Aging list of non-current trade payables

	COMPANY	CONSOLIDATED
2022	244,575	1,121,998
2023	216,488	709,601
2024	409,664	1,330,486
2025	418,216	1,347,526
2026 to 2030	45,132	2,762,236
2031 and thereafter	251,865	593,715
Total non-current	2,385,940	7,865,562

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

19.               BORROWINGS AND FINANCING

Borrowings and financing by type

	COMPANY		CONSOLIDATED
	2020	2019	2020	2019	Contractual maturity
					Principal	Interest
Foreign currency Senior Notes	9,000,226	6,980,817	9,000,226	6,980,817	Jul 2025	Semiannual
Debentures
Public	4,666,043	4,565,236	7,267,752	7,110,737	Aug 2023 to Feb 2035	Semiannual
Private			3,583,906		Jan 2022	Monthly
Financial institutions
Local currency
BNDES	1,089,195	1,009,982	4,256,709	3,947,137	Mar 2024 to Feb 2033	Monthly
Other	604,641	599,115	2,102,188	2,071,209	Jan 2021 to Feb 2035	Monthly and semiannual
Foreign currency	1,256,636	957,642	8,825,443	6,725,591	Aug 2023 to Feb 2035	Semiannual
Foreign currency multilateral financing	492,674	360,161	492,674	360,161	Aug 2024 to Feb 2030	Semiannual
Default payment
Local currency	151,988	151,989	207,035	207,035	Feb 2038 to Feb 2042	Single installment
Foreign currency	1,423,268	1,086,900	5,782,888	4,239,168	Feb 2038 to Feb 2042
Loan and debentures from subsidiaries (Note 29)	25,751,080	19,088,767
Subtotal	44,435,751	34,800,609	41,518,821	31,641,855
Incurred debt issuance cost	(11,217)	(12,307)	(27,103)	(13,911)
Debt discount (*)	(29,489,508)	(23,379,735)	(15,147,984)	(13,401,195)
Total	14,935,026	11,408,567	26,343,734	18,226,749
Current	408,027	319,569	424,957	326,388
Non-current	14,526,999	11,088,998	25,918,777	17,900,361

(*) The calculation takes into consideration the contractual flows provided for in the JRP, discounted using rates that range from 12.6% per year to 16.4% per year, depending on the maturities and currency of each instrument.

Debt issuance costs by type

	COMPANY		CONSOLIDATED
	2020	2019	2020	2019
Financial institutions	10,927	11,996	12,437	13,306
Debentures	290	311	14,666	605
Total	11,217	12,307	27,103	13,911
Current	1,385	1,404	14,402	1,404
Non-current	9,832	10,903	12,701	12,507

Debt breakdown by currency

	COMPANY		CONSOLIDATED
	2020	2019	2020	2019
Euro	1,086,527	514,837	590,083	311,309
US dollar (*)	9,747,316	7,168,741	16,251,663	9,209,982
Brazilian reais	4,101,183	3,724,989	9,501,988	8,705,458
Total	14,935,026	11,408,567	26,343,734	18,226,749

(*) Considers Oi Móvel’s First Issue Private Debenture. Even though this is a local debt, denominated in Brazilian reais, it is compounded on a daily basis based on the US dollar foreign exchange rate.

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Debt breakdown by index

	Index/rate	COMPANY		CONSOLIDATED
		2020	2019	2020	2019
Fixed rate	1.75% p.a. – 13.61% p.a.	9,092,617	6,830,365	15,980,649	9,078,998
CDI	80% of CDI	2,921,511	2,645,959	5,184,615	4,694,687
TJLP	2.95% p.a. + TJLP	1,088,926	1,009,691	4,255,632	3,945,972
TR	0% p.a.	22,633	16,637	30,830	22,662
Other	0% p.a.	1,809,339	905,915	892,008	484,430
Total		14,935,026	11,408,567	26,343,734	18,226,749

Maturity schedule of the long-term debt and debt issuance costs allocation schedule

	Long-term debt		Debt issuance costs		Debt discount
	COMPANY	CONSOLIDATED	COMPANY	CONSOLIDATED	COMPANY	CONSOLIDATED
	2020
2022	220	3,572,050	1,711	2,931	1,001,206	1,070,538
2023	129,277	364,495	1,711	1,846	999,859	1,068,167
2024	320,177	892,552	1,711	1,846	1,003,226	1,074,094
2025	8,977,320	9,573,622	1,134	1,268	930,068	1,000,425
2026 and thereafter	34,599,345	26,676,743	3,565	4,810	25,555,149	10,934,760
Total	44,026,339	41,079,462	9,832	12,701	29,489,508	15,147,984

Guarantees

BNDES financing facilities are originally collateralized by receivables of the Company and its subsidiaries Telemar and Oi Móvel. The private debentures issued by Oi Móvel are collateralized by receivables of the Company and its subsidiaries Telemar and Oi Móvel, in addition to pledging its radiofrequency use rights, in the pledge of the right of use of radiofrequencies, which will only be realized in the event of default. The Company and its subsidiary Telemar guarantee this instrument. The total amount of the guarantees is R$6,751,420.

Covenants

Pursuant to a Clause 17 of Appendix 4.2.4 to the JRP, the Company and its subsidiaries are subject to certain covenants existing in some loan and financing agreements, based on certain financial ratios, which are monitored on a quarterly basis.

In line with the provisions of the Plan, as amended, BNDES (Brazilian development bank) agrees that, as of the Court Ratification of the Amendment to the JRP (October 8, 2020) and until the first of the financial settlement of the disposal of the UPI Mobile Assets or by May 30, 2022, the obligation to comply with the financial ratios set forth in the agreement will be temporarily stayed by BNDES and, therefore, during such period, its noncompliance will not cause, among other contractually prescribed consequences, the accelerated maturity of the outstanding balance of the Company’s debt.

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Changes in borrowings and financing

	2019	Borrowing	Interest, inflation adjustment, and exchange differences	Amortization of debt discount	Principal and interest payment	Tax and other payments	Transfers and other	2020
Borrowings and financing	31,641,855	2,499,999	8,352,721		(803,731)	(146,615)	(25,409)	41,518,820
Debt discount	(13,401,195)		(3,159,739)	1,412,950				(15,147,984)
Debt issuance costs	(13,911)						(13,191)	(27,102)
Total borrowings and financing	18,226,749	2,499,999	5,192,982	1,412,950	(803,731)	(146,615)	(38,600)	26,343,734

The Company made the interest payments of the Qualified Bonds in February and August 2020.

In February 2020, the private collateralized, simple, nonconvertible debentures, with additional trust security issued by the Company and Telemar issued by Oi Móvel, in the aggregate amount of R$2,500 million, were subscribed. This debenture issue is capitalized daily using the fluctuation of US dollar (USD) and an interest rate of 12.66% p.a. that are compounded to principal up to January 2021 and, from then on, payment of interest at the rate of 13.61% p.a. This issue matures in January 2022.

20.               ASSIGNMENT OF RECEIVABLES

	COMPANY		CONSOLIDATED
	2020	2019	2020	2019
Assignment of receivables	79,097		377,047
Total	79,097		377,047
Current	41,268		196,720
Non-current	37,829		180,327

This assignment of receivables results from the advance of cash flows transaction conducted with a financial institution of claims receivable from Fundação Sistel as described in Note 14. On August 14, 2020, the Company received R$459,014, of which R$362,722 is recognized at subsidiary Telemar, related to the early settlement of 28 monthly, successive installments, corresponding to the period August 2020-November de 2022, discounted at the rate of 11.35% per year.

21.               LICENSES AND CONCESSIONS PAYABLE

	COMPANY		CONSOLIDATED
	2020	2019	2020	2019
Personal Mobile Services (SMP)				58,582
STFC concessions	17,828		43,415
Total	17,828		43,415	58,582
Current	17,828		43,415	58,582

Correspond to the amounts payable to ANATEL for the radiofrequency concessions and the licenses to provide the SMP services, obtained at public auctions, and STFC service concessions.

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

22.               LEASES PAYABLE

	COMPANY		CONSOLIDATED
	2020	2019	2020	2019
Towers	593,665	597,963	2,280,952	7,373,373
Physical space	52,736	34,968	371,240	403,485
Stores			94,121	103,792
Properties	1,020	1,403	63,793	72,719
Vehicles	40,799	22,025	146,974	196,657
Power distributed			24,598
Total	688,220	656,359	2,981,678	8,150,026
Current	146,415	114,652	654,662	1,510,097
Non-current	541,805	541,707	2,327,016	6,639,929

Movements in leases payable

	COMPANY	CONSOLIDATED
Balance at January 1, 2019
Initial adoption of IFRS 16	624,232	8,167,932
New contracts	26,899	237,575
Cancellations	(15,900)	(127,699)
Interest	76,852	958,573
Payments	(117,500)	(1,611,273)
Contractual changes	61,776	524,918
Balance in 2019	656,359	8,150,026
New contracts	152,021	1,511,738
Cancellations	(80,960)	(1,093,644)
Interest	84,169	1,029,662
Payments	(144,823)	(1,789,106)
Contractual changes	21,454	809,122
Transfer to held for sale		(5,636,120)
Balance in 2020	688,220	2,981,678

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Maturity of long-term lease payments

	COMPANY	CONSOLIDATED
2022	135,662	604,045
2023	120,015	505,454
2024	117,403	465,782
2025	113,004	439,090
2026 to 2030	339,673	1,371,099
2031 and thereafter	289,518	2,017,943
Total	1,115,275	5,403,413
Interest	(573,470)	(3,076,397)
Non-current	541,805	2,327,016

The present value of leases payable was calculated based on a projection of future fixed payments, which do not take into consideration the projected inflation, discounted using discount rates that range from 10.79% to 12.75% p.a.

Contracts not recognized as leases payable

The Company elected not to recognize a lease liability for short-term leases (leases with expected period of 12 months or less) or leases of low value assets. As at December 31, 2020, the payments made under such leases were recognized in profit or loss and amounted to R$1,977 (R$1,200 in 2019), in the Company and R$25,710 (R$78,134 in 2019), on a consolidated basis. Additionally, the Company also recognized in profit or loss the amount R$941 (R$257 in 2019) in the Company and R$4,938 (R$7,966 in 2019), on a consolidated basis, related to variable lease payments.

Supplemental information

In compliance with Circular/CVM/SNC/SEP/No. 02/2019, of December 18, 2019 and Circular SNC/SEP01/20, of February 5, 2020, the table below shows required supplemental information:

COMPANY
Maturity	Average discount rate	2022	2023	2024	2025	2026 to 2030	After 2031
Up to 2023	10.79%	16,798	1,151
2024-2030	12.27%	13,968	13,968	12,507	8,109	16,476
2031-2034	12.58%	95,790	95,790	95,790	95,790	277,669	129,954
2035 and beyond	12.75%	9,106	9,106	9,106	9,105	45,528	159,564
Total		135,662	120,015	117,403	113,004	339,673	289,518
Projected inflation¹		3.10%	3.75%	3.97%	4.06%	4.25%	4.25%

CONSOLIDATED
Maturity	Average discount rate	2022	2023	2024	2025	2026 to 2030	After 2031
Up to 2023	10.79%	122,323	23,732
2024-2030	12.27%	94,763	94,763	78,823	52,132	76,074
2031-2034	12.58%	291,479	291,479	291,479	291,479	817,631	386,057
2035 and beyond	12.75%	95,480	95,480	95,480	95,479	477,394	1,631,886
Total		604,045	505,454	465,782	439,090	1,371,099	2,017,943
Projected inflation¹		3.10%	3.75%	3.97%	4.06%	4.25%	4.25%

¹Source: Anbima

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

23.               TAX REFINANCING PROGRAM

The outstanding balance of the Tax Debt Refinancing Program is broken down as follows:

	COMPANY		CONSOLIDATED
	2020	2019	2020	2019
Law 11941/09 and Law 12865/2013 tax financing program	212,202	263,257	345,790	417,076
PERT (Law 13496/2017) (i)	427	427	427	427
Total	212,629	263,684	346,217	417,503
Current	55,784	54,894	93,715	86,721
Non-current	156,845	208,790	252,502	330,782

The amounts of the tax refinancing program created under Law 11941/2009, Provisional Act (MP) 766/2017, and Law 13469/2017, divided into principal, fine and interest, which include the debt declared at the time the deadline to join the program (Law 11941/2009 installment plan) was reopened as provided for by Law 12865/2013 and Law 12996/2014, are broken down as follows:

	CONSOLIDATED
	2020				2019
	Principal	Fines	Interest	Total	Total
Tax on revenue (COFINS)	2,412		118,772	121,184	153,790
Income tax	1,153		30,108	31,261	37,995
Tax on revenue (PIS)	31,524		30,298	61,822	72,027
INSS – SAT	513	272	1,571	2,356	3,039
Social contribution	484	18	9,101	9,603	11,315
Tax on banking transactions (CPMF)	17,215	1,943	26,301	45,459	50,573
PERT – Other payables - RFB	218		170	388	427
Other	7,415	3,860	62,869	74,144	88,337
Total	60,934	6,093	279,190	346,217	417,503

The payment schedule is as follows:

	COMPANY	CONSOLIDATED
2021	55,784	93,714
2022	55,357	89,118
2023	55,357	89,118
2024	46,131	74,267
Total	212,629	346,217

The tax debts, as is the case of the debts included in tax refinancing programs, are not subject to the terms of the judicial reorganization terms.

(i)	Special Tax Compliance Program (PERT)

The Company elected to include in and settle through PERT only tax debts that in aggregate do not exceed the fifteen million Brazilian reais (R$15,000,000.00) ceiling set by Article 3 of Law 13496/2017.

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The tax debts included in said program were those being disputed at the administrative level in proceedings classified with a low likelihood of the Company winning and which, in the event of an unfavorable outcome, would result in a lawsuit—and entail all the associated costs—, the reason why the cost effectiveness of joining the program was quite positive, because of the benefits offered by PERT (especially the payment of just 5% of the debt in cash).

24.              PROVISIONS

Balance breakdown

	Type	COMPANY		CONSOLIDATED
		2020	2019	2020	2019
	Labor
(i)	Overtime	275,929	288,819	659,318	855,722
(ii)	Indemnities	62,217	65,378	222,153	299,096
(iii)	Sundry premiums	48,522	47,617	253,173	221,743
(iv)	Stability/reintegration	77,217	76,508	194,122	215,449
(v)	Additional post-retirement benefits	53,310	61,053	103,274	108,827
(vi)	Salary differences and related effects	40,555	40,328	88,102	101,573
(vii)	Lawyer/expert fees	42,555	28,287	87,143	51,193
(viii)	Severance pay	8,152	8,647	31,394	38,261
(ix)	Labor fines	5,444	4,624	28,420	30,399
(x)	Employment relationship	26	197	20,636	18,758
(xi)	Severance Pay Fund (FGTS)	4,538	5,115	15,977	13,306
(xii)	Joint liability	181	182	5,465	3,100
(xiii)	Other claims	42,418	37,616	87,443	93,605
	Total	661,064	664,371	1,796,620	2,051,032

	Tax
(i)	State VAT (ICMS)	161,300	72,286	781,249	746,481
(ii)	Tax on services (ISS)	7	7	71,394	69,208
(iii)	INSS (joint liability, fees, and severance pay)	459	453	36,927	23,847
(iv)	Real Estate Tax (IPTU)	58,541	58,541	150,223	150,223
(v)	Other claims	16,710	14,906	185,624	61,189
	Total	237,017	146,193	1,225,417	1,050,948

	Civil
(i)	ANATEL	271,766	123,625	1,264,321	570,283
(ii)	Corporate	338,932	397,946	338,932	397,946
(iii)	Small claims courts	36,384	47,444	97,973	118,910
(iv)	Other claims	340,002	312,448	1,087,200	1,062,561
	Total	987,084	881,463	2,788,426	2,149,700

	Total provisions	1,885,165	1,692,027	5,810,463	5,251,680
	Current	471,867	286,604	781,942	547,996
	Non-current	1,413,298	1,405,423	5,028,521	4,703,684

Pursuant to the laws applicable to labor, tax, and civil lawsuits, amounts disputed in lawsuits are adjusted for inflation on a monthly basis using the relevant adjustment indices, including the General Market Price Index (IGPM), Benchmark Rate (TR) and SELIC.

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Summary of movements in provision balances

	COMPANY
	Labor	Tax	Civil	Total
Balance at January 1, 2019	458,512	83,870	1,989,085	2,531,467
Inflation adjustment (i)	193,914	(2,787)	229,643	420,770
Additions/(reversals) (i)	(1,913)	397,952	(718,731)	(322,692)
Write-offs for payment/terminations	13,858	(332,842)	(618,534)	(937,518)
Balance in 2019	664,371	146,193	881,463	1,692,027
Inflation adjustment	68,243	73,893	210,836	352,972
Additions/(reversals)	(5,260)	(40,038)	208,817	163,519
Write-offs for payment/terminations	(66,290)	56,969	(314,032)	(323,353)
Balance in 2020	661,064	237,017	987,084	1,885,165

	CONSOLIDATED
	Labor	Tax	Civil	Total
Balance at January 1, 2019	1,457,181	650,083	2,931,456	5,038,720
Inflation adjustment (i)	485,049	60,688	1,074,641	1,620,378
Additions/(reversals) (i)	316,182	1,002,827	(1,102,571)	216,438
Write-offs for payment/terminations	(207,380)	(666,563)	(753,826)	(1,627,769)
Reclassified from held-for-sale assets		3,913		3,913
Balance in 2019	2,051,032	1,050,948	2,149,700	5,251,680
Inflation adjustment	107,884	177,360	605,995	891,239
Additions/(reversals)	(25,432)	(7,188)	614,767	582,147
Write-offs for payment/terminations	(333,731)	21,721	(539,962)	(851,972)
Foreign exchange differences abroad		1,301		1,301
Transfer to held for sale	(3,133)	(18,725)	(42,074)	(63,932)
Balance at December, 2020	1,796,620	1,225,417	2,788,426	5,810,463

(i)	The Company continuously monitors its proceedings and revised the calculation methodology of provision estimates, taking into consideration the new profile and history of legal proceeding terminations, in the context of the JRP, as well as in the assessment of the risk of loss carried out by Management supported by its legal advisors.

Breakdown of contingent liabilities, per nature

The breakdown of contingent liabilities with a possible unfavorable outcome and, therefore, not recognized in accounting, is as follows:

	COMPANY		CONSOLIDATED
	2020	2019	2020	2019
Labor	108,379	190,969	299,178	797,927
Tax	5,633,770	5,468,097	28,419,340	28,416,097
Civil	1,415,787	612,833	2,464,987	1,667,900
Total	7,157,936	6,271,899	31,183,505	30,881,924

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Summary of the main matters related to the recognized provisions and contingent liabilities

Provisions

Labor

The Company is a party to a large number of labor lawsuits and calculates the related provision based on a statistical methodology that takes into consideration, but not limited to, the total number of existing lawsuits, the claims make in each lawsuit, the amount claimed in each lawsuit, the history of payments made, and the technical opinion of the legal counsel.

(i)	Overtime - refers to the claim for payment of salary and premiums by alleged overtime hours;

(ii)	Indemnities - refers to amounts allegedly due for occupational accidents, leased vehicles, occupational diseases, pain and suffering, and tenure;

(iii)	Sundry premiums - refer to claims of hazardous duty premium, based on Article 193 of the Brazilian Labor Code (CLT), due to the alleged risk from employees’ contact with the electric power grid, health hazard premium, pager pay, and transfer premium;

(iv)	Stability/reintegration - claim due to alleged noncompliance with an employee’s special condition which prohibited termination of the employment contract without cause;

(v)	Supplementary retirement benefits - differences allegedly due on the benefit salary referring to payroll amounts;

(vi)	Salary differences and related effects - refer mainly to claims for salary increases due to alleged noncompliance with trade union agreements. As for the effects, these refer to the impact of the salary increase allegedly due on the other amounts calculated based on the employee’s salary;

(vii)	Lawyers/expert fees - installments payable to the plaintiffs’ lawyers and court appointed experts, when necessary for the case investigation, to obtain expert evidence;

(viii)	Severance pay - claims of amounts which were allegedly unpaid or underpaid upon severance;

(ix)	Labor fines - amounts arising from delays or nonpayment of certain amounts provided for in the employment contract, within the deadlines set out in prevailing legislation and collective bargaining agreements;

(x)	Employment relationship - lawsuits filed by outsourced companies’ former employees claiming the recognition of an employment relationship with the Company or its subsidiaries by alleging an illegal outsourcing and/or the existence of elements that evidence such relationship, such as direct subordination;

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(xi)	Supplement to FGTS fine - arising from understated inflation, refers to claims to increase the FGTS severance fine as a result of the adjustment of accounts of this fund due to inflation effects. The Company filed a lawsuit against Caixa Econômica Federal to assure the reimbursement of all amounts paid for this purpose;

(xii)	Joint liability - refers to the claim to assign liability to the Company, filed by outsourced personnel, due to alleged noncompliance with the latter’s labor rights by their direct employers;

(xiii)	Other claims - refer to different litigation including rehiring, profit sharing, qualification of certain allowances as compensation, etc.

Tax

The provisions for tax lawsuits are calculated individually taking into consideration Management and the legal counsel’s risk assessment. These contingencies are not included in the Judicial Reorganization Plan.

(i)	ICMS - Refers to the provision considered sufficient by management to cover the various tax assessments related to: (a) levy of ICMS and not ISS on certain revenue; (b) claim and offset of credits on the purchase of goods and other inputs, including those necessary for network maintenance; and (c) tax assessments related to alleged noncompliance with accessory obligations.
(ii)	ISS - the Company and TMAR have provisions for tax assessment notices challenged because of the levy of ISS on several value added, technical, and administrative services, and equipment leases.
(iii)	INSS - Provision related basically to probable losses on lawsuits discussing joint liability and indemnities.
(iv)	IPTU – Provision related to entries that refer to the collection of IPTU (municipal property tax) levied by several different municipalities where the Company owns properties.
(v)	Other claims - Refer basically to provisions to cover several tax assessments related to the collection of income tax and social contribution collection.

Civil

(i)	ANATEL – On June 30, 2016 the Company was a party to noncompliance administrative proceedings and lawsuits filed by ANATEL and the Federal Attorney General’s Office (AGU) totaling an estimate R$14.5 billion, which were included in the JRP as electable for payment as provided for in this Plan. On this date, R$8.4 billion in liquid proceedings and R$6.1 billion in illiquid proceedings. With regard to the proceedings included in the JRP and taking into consideration the decision that granted the judicial reorganization on February 5, 2018, the Company revised the criteria used to calculate the provision for these regulatory contingencies to start considering the estimate of discounted future cash flows associated to each one of the payment methods provided for in the JRP for this type of claims.

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

In light of the Amendment to the JRP, approved at the CGM held on September 8, 2020 and ratified by a court decision issued on October 5, 2020, the claims of Regulatory Agencies will be paid as provided for by Law 13988/2020. This law allows the negotiation of all the claims resulting from PADOS recognized as enforceable debt, to be payable in 84 installments, at a 50% discount of statutory fines, and with a six-month grace period. As such, the Company has once again reviewed the criteria for recognizing regulatory contingencies arising from PADOS not recognized as enforceable debt, taking into account the historical success rate for proceedings with imposed fines and individual assessment of risk and the amount for each case of noncompliance in proceedings still without a lower court decision. As at December 31, 2020, this provision totals R$1,264 million.

The Company disagrees and is challenging some of the alleged noncompliance events, and is also challenging the unfairness and unreasonableness of the amount of imposed fines in light of the pinpointed noncompliance event and has kept in balance sheet the amount it deems a probable loss.

(ii)	Corporate – Financial Participation Agreements: these agreements were governed by Administrative Rules 415/1972, 1181/1974, 1361/1976, 881/1990, 86/1991, and 1028/1996. When they entered into a financial participation agreement to acquire a telephone line, subscribers became holders of a financial interest in the concessionaire after paying in a certain amount, initially recorded as capitalizable funds and subsequently recorded in the concessionaire’s equity, after a capital increase was approved by the shareholders’ meeting, thus generating the issuance of shares. The lawsuits filed against the former CRT - Companhia Riograndense de Telecomunicações, a company merged by the Company, and other local carriers members of the Telebrás system, challenge the way shares were granted to subscribers based on said financial participation agreements.

The Company used to recognize a provision for the risk of unfavorable outcome in these lawsuits based on certain legal doctrine. In 2009 the Superior Court of Justice issued an Abstract—ruling that summarizes the majority understanding of a court on given matter—that led the Company to revise its assessment of the amount and the level of risk attributed to the lawsuits that discuss the matter. The Company, considering obviously the peculiarities of each decision and based on the assessment made by its legal department and outside legal counsel, changed its estimate on the likelihood of an unfavorable outcome from possible to probable. In 2009, the Company’s management, based on the opinions of its legal department and outside legal counsel, revised the measurement criteria of the provision for contingencies related to the financial interest agreements. Said revision contemplated additional considerations regarding the dates and the arguments of the final and unappealable decisions on ongoing lawsuits, as well as the use of statistical criteria to estimate the amount of the provision for those lawsuits. Based on a methodology prepared with the support of its in-house and outside consultants, currently the Company provides for the lawsuits discussing this matter taking into consideration primarily, for purposes of calculating the amounts involved in the lawsuits within or the lawsuits out of the statute of limitations period, the following variables: (i) the number of lawsuits without payment; (ii) the average amount of historic losses; (iii) the average number of court settlements; and (iv) the effects of paying these contingencies as part of the judicial reorganization ratified on January 8, 2018. Specifically for the lawsuits for which settlements were reached in the mediation of illiquid amounts, the amount is considered settled.

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

At the end of 2010, the Superior Court of Justice set compensation criteria to be followed by the Company to the benefit of the shareholders of the former CRT for those cases new shares, possibly due, could not be issued because of the sentence issued. The criteria must be based on (i) the definition of the number of shares that each claimant would be entitled, measuring the capital invested at the book value of the share reported in CRT’s monthly trial balance on the date it was paid-in, (ii) after said number of shares is determined, it must be multiplied by its quotation on the stock exchange at the closing of the trading day the final and unappealable decision is issued, when the claimant becomes entitled to sell or disposed of the shares, and (iii) the result obtain must be adjusted for inflation (IPC/INPC) from the trading day of the date of the final and unappealable decision, plus legal interest since notification. In the case of succession, the benchmark amount will be the stock market price of the successor company.

Based on the new profile and history of the termination of the judicial processes, in the context of the JRP, and, using the loss risk assessment, Management adjusted the estimate of the provisioning made in 2019. In addition, there may be significant changes in the items above, mainly regarding the market price of Company shares.

(iii)	Small claims courts - claims filed by customers for which the individual indemnification compensation amounts do not exceed the equivalent of forty (40) minimum wages; and

The Company is a party to a large number of lawsuits filed in small claims courts and calculates the related provision based on a statistical methodology that takes into consideration, but not limited to, the total number of existing lawsuits, the claims make in each lawsuit, the amount claimed in each lawsuit, the history of payments made, and the technical opinion of the legal counsel and the impacts of the Judicial Reorganization Plan ratified on January 8, 2018.

(iv)	Other claims - refer to several of ongoing lawsuits discussing contract terminations, certain agencies requesting the reopening of customer service centers, compensation claimed by former suppliers and building contractors, in lawsuits filed by equipment vendors against Company subsidiaries, revision of contractual terms and conditions due to changes introduced by a plan to stabilize the economy, and litigation mainly involving discussions on the breach of contracts.

The provisions for these contingencies are calculated individually taking into consideration Management and the legal counsel’s risk assessment.

Contingent liabilities

The Company and its subsidiaries are also parties to several lawsuits in which the likelihood of an unfavorable outcome is classified as possible, in the opinion of their legal counsel, and for which no provision for contingent liabilities has been recognized.

The main contingencies classified with possible likelihood of an unfavorable outcome, according to the Company´s management’s opinion, based on its legal counsel’s assessment, are summarized below:

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Labor

Refer to several lawsuits claiming, but not limited to, the payment of salary differences, overtime, hazardous duty and health hazard premium, and joint liability, which total approximately R$299,178 (R$797,927 in 2019).

Tax

The main ongoing lawsuits have the following matters:

(i)	ICMS - it refers to discussions concerning the levy of this tax on certain activities and/or the provision of certain services, such as, for example, the levy of ICMS on noncore activities, supplemental services, services provided to tax-exempt customers, subscriptions minimum contract period, or even the disallowance of tax credits because some States qualify them as undue, including, but not limited to, tax credits of capital assets, different calculation of the tax credit ratio (CIAP), totaling approximately R$13,464,237 (R$13,470,008 in 2019);
(ii)	ISS – alleged levy of this tax on subsidiary telecommunications services and discussion regarding the classification of the services taxed by the cities listed in Supplementary Law 116/2003, amounting approximately to R$2,761,531 (R$3,286,248 in 2019);
(iii)	INSS – tax assessments to add amounts to the contribution salary allegedly due by the Company, amounting approximately to R$626,090 (R$695,249 in 2018); and
(iv)	Federal taxes - several tax assessment notifications regarding basically the disallowances made on the calculation of taxes, errors in the completion of tax returns, transfer of PIS and COFINS and FUST related to changes in the interpretation of these taxes tax bases by ANATEL. These lawsuits amount approximately to R$11,567,482 (R$11,010,038 in 2019).

Civil

The risk classification is based in the procedural stage, the evidences linked to the cases, and the assessment of the in-house and outside counsel (when necessary). The lawsuits that do not have any decision that indicates a high likelihood of loss or gain and/or are still subject to review by higher courts, regardless of their subject matter, may have their risk classified as possible and may therefore be subject to information disclosed in notes to the financial statements. These lawsuits total approximately R$2,464,987 (R$1,667,900 in 2019).

Fenapas civil action filed with the 5th Corporate Court of Rio de Janeiro, against, in addition to SISTEL, the Company and other operators, aiming at the annulment of the spin-off of the PBS pension plan, alleging, in brief “the breakdown of the Fundação Sistel supplementary pension fund scheme”, which resulted in several specific PBS mirror plans, and the corresponding allocations of funds from the technical surplus and the tax contingency existing at the time of the spin-off. The amount involved cannot be estimated and it is not possible to settle the claims because they are unenforceable since this would require handing back the spun off net assets of Sistel related to telecommunications operators belonging to the former Telebrás system.

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Guarantees

The Company has bank guarantee letters and guarantee insurance granted by several financial institutions and insurers to guarantee commitments arising from lawsuits, contractual obligations, and biddings with ANATEL. The adjusted amount of contracted bonds and guarantee insurances, effective at December 31, 2020 corresponds to R$4,571,603 (R$4,541,051 in 2019) in the Company and R$11,705,924 (R$11,909,901 in 2019) on a consolidated basis. The commission charges on these contracts are based on market rates.

25.               OTHER PAYABLES

	COMPANY		CONSOLIDATED
	2020	2019	2020	2019
Onerous obligation (i)	1,577,170	1,266,954	5,777,175	5,817,130
Unearned revenues (ii)	431,427	478,284	1,524,112	1,704,420
Provisions for indemnities payable	532,000	640,661	532,000	640,661
Advances from customers	40,776	49,763	231,838	313,163
Consignment to third parties	13,056	12,037	37,303	41,249
Provision for asset decommissioning	7,413	7,124	18,836	18,101
Other	195,875	194,382	554,768	404,455
Total	2,797,717	2,649,205	8,676,032	8,939,179
Current	459,036	438,613	1,373,436	1,405,013
Non-current	2,338,681	2,210,592	7,302,596	7,534,166

(i)	The Company and its subsidiaries are parties to a telecommunications signals transmission capacity supply agreement using submarine cables that connect North America and South America, and also hires the supply of capacity of the space segment for the provision of the DTH TV service. Since (a) the agreement obligations exceed the economic benefits that are expected to be received throughout the agreement and (b) the costs are unavoidable, the Company and its subsidiaries recognized, pursuant to CPC 25/IAS 37, an onerous obligation measured at the lowest of net output cost of the agreement brought to present value.

(ii)	Amounts received a prepayment for the assignment of the commercial operation and the use of infrastructure assets that are recognized in revenue for the agreements’ effective period. Include also certification/installation rates of the service that are recognized in the revenue pursuant to the period that the services are used by the customers.

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

26.               SHAREHOLDERS’ EQUITY

(a)	Issued capital

Subscribed and paid-in capital is R$32,538,937 (R$32,538,937 in 2019), represented by the following shares, without par value:

	Number of shares (in thousands)
	2020	2019
Total capital in shares
Common shares	5,796,478	5,796,478
Preferred shares	157,727	157,727
Total	5,954,205	5,954,205
Treasury shares
Common shares	30	30
Preferred shares	1,812	1,812
Total	1,842	1,842
Outstanding shares
Common shares	5,796,448	5,796,448
Preferred shares	155,915	155,915
Total outstanding shares	5,952,363	5,952,363

As at December 31, 2020, the Company reported a loss for the year amounting to R$10,529,963. Pursuant to the Company’s management proposal, subject to the Annual Shareholders’ Meeting’s approval, loss for the year was recognized in accumulated losses.

The Company is authorized to increase capital, through a Board of Directors’ decision, either in common or preferred shares, until its share capital totals R$38,038,701,741, within the 2/3 legal cap of nonvoting shares in the case of issue of new nonvoting preferred shares.

By decision of the Shareholders’ Meeting or the Board of Directors, the Company’s share capital can be increased by capitalizing either retained earnings or prior reserves, allocated to this purpose by the Shareholders’ Meeting. Under these terms, a capitalization can be made without changing the number of shares.

Issued capital is represented by common and preferred shares, without par value, and in case of capital increases there is not constraint to keep the current ratio between these two types of shares.

By decision of the Shareholders’ Meeting or the Board of Directors, preemptive rights over the issue of shares, subscription warrants, or convertible debentures can be suspended in the cases provided for by Article 172 of the Brazilian Corporate Law.

At the Company’s Annual Shareholders’ Meeting held on April 30, 2020, was shareholders approved the allocation of the loss for the year 2019, amounting to R$9,000,434, to be offset against capital reserves.

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(b)	Treasury shares

In February 2019, the Company bought back 1,800,000 preferred shares, in trades in the stock market, at a total cost of R$2,572 to ensure the compliance of the obligation assumed by the Company to transfer own shares held in treasury to shareholder Bratel, wholly-owned subsidiary da Pharol, in the context of the settlement entered into by both companies (Note 1).

In April 2019, due to confirmation of the settlement entered into by Oi and Pharol, 32,000,000 common shares and 1,800,000 preferred shares were delivered to Bratel, totaling 33,800,000 shares as provided for by the settlement entered into by the parties (Note 1).

As at December 31, 2020, the Company keeps all its treasury preferred shares pledged as collateral in lawsuits.

	Common shares (*)	Preferred shares (*)
Balance at January 1, 2019	32,030	1,812
Share buyback		1,800
Delivery of treasury shares	(32,000)	(1,800)
Balance in 2019	30	1,812
Balance in 2020	30	1,812

(*) Number of shares in thousands

Fair value of treasury shares

The fair value of treasury shares at the end of the reporting period was as follows:

	2020		2019
	Preferred	Common	Preferred	Common
Number of treasury shares in thousands	1,812	31	1,812	31
Quotation per share on BOVESPA (R$)	2.82	2.20	1.23	0.86
Market value	5,110	68	2,229	27

The table below shows the deduction of the amount of treasury shares from the reserve balances that resulted in the repurchase:

	2020	2019
Carrying amount of capital reserves	3,906,771	3,906,771
Treasury shares	(33,315)	(33,315)
Balance, net of treasury shares	3,873,456	3,873,456

(c)	Capital reserves

The capital reserves consist mainly of the reserves described below and according to the following practices:

Special merger goodwill reserve: represents the net amount of the balancing item to the tax credit amount.

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Special merger reserve - net assets: represented by: (i) the net assets merged by the Company under the Corporate Reorganization approved on February 27, 2012; and (ii) the net assets merged with and into the Company upon the merger of TmarPart approved on September 1, 2015.

Other capital reserves: represented mainly by: (i) R$1,933,200 arising from the capitalization of the earnings reserves in February 2015; (ii) R$3,837,009 related to the capital increase with new funds in January 2019; and (iii) R$2,462,799 related to the absorption of capital reserves, due to the delivery of treasury shares to Bratel in April 2019.

(d)	Other comprehensive income

For purposes presentation of CVM’s Empresas.Net form, were included in other comprehensive income and are stated below:

	Other comprehensive income	Share issue costs	Valuation adjustments to equity	Total
Balance at January 1, 2019	(66,488)	(377,429)	(141,871)	(585,788)
Share issue costs		(423,644)		(423,644)
Hedge accounting loss	(1,152)			(1,152)
Actuarial loss, net of taxes	(9,795)			(9,795)
Exchange losses on investment abroad	(13,734)			(13,734)
Balance in 2019	(91,169)	(801,073)	(141,871)	(1,034,113)
Hedge accounting loss	(2,409)			(2,409)
Actuarial gain	580,134			580,134
Exchange losses on investment abroad	53,404			53,404
Balance in 2020	539,960	(801,073)	(141,871)	(402,984)

(e)	Share issue costs

As mentioned in item (a) of this Note, under the commitment agreement entered into with the backstoppers, the Company issued 272,148,705 new common shares, as compensation for the commitments assumed in said agreement, at a cost of R$337,464, recognized in share issuance cost as a contra entry to the capital increase, plus R$86,180 related to expenses incurred in the issue process.

(f)	Basic and diluted earnings (losses) per share

On January 16, 2019, the Company issued 1,530,457,356 common shares to the holders of subscription warrants. On January 21, 2019, the Company issued 91,080,933 common shares to the holders of subscription rights that requested subscriptions of the excess common shares. On January 25, 2019, 1,604,268,162 New Common Shares were subscribed and paid in. The end of the capital increase process, through the subscription and payment of all 3,225,806,451 New Common Shares issued as part of the Capital Increase - New Funds, represented a contribution of new funds to the Company totaling R$4,000,000,000.00. This transaction had an impact on earnings per share, since the shareholders were diluted.

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Additionally, earnings per share takes into account the effect of potentially dilutive shares arising from the executives’ stock option plan (Note 27).

The common and preferred shareholders have different rights in terms of dividends, voting rights, and liquidation, as prescribed by the Company’s bylaws. Accordingly, basic and diluted earnings (losses) per share were calculated based on profit (loss) for the year available to the common and preferred shareholders.

Basic

Basic earnings (losses) per share are calculated by dividing the profit attributable to the owners of the Company, available to common and preferred shareholders, by the weighted average number of common and preferred shares outstanding during the year.

Diluted

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of outstanding common and preferred shares, to estimate the dilutive effect of all convertible securities.

The table below shows the calculations of basic and diluted earnings per share:

	2020	2019
Loss from continuing operations	(11,049,335)	(9,866,887)
Loss from discontinued operations (net of taxes)	519,372	866,453
Loss attributable to owners of the Company	(10,529,963)	(9,000,434)

Loss allocated to common shares - basic and diluted	(10,254,142)	(8,764,803)
Loss allocated to preferred shares – basic and diluted	(275,821)	(235,631)

Weighted average number of outstanding shares (in thousands of shares)
Common shares - basic and diluted	5,796,448	5,788,447
Preferred shares – basic and diluted	155,915	155,915

Loss per share (in reais):
Common shares - basic and diluted	(1.77)	(1.51)
Preferred shares – basic and diluted	(1.77)	(1.51)

Loss per share from continuing operations (in reais):
Common shares - basic and diluted	(1.86)	(1.66)
Preferred shares – basic and diluted	(1.86)	(1.66)

Earnings per share from discontinued operations (in reais):
Common shares - basic and diluted	0.09	0.15
Preferred shares – basic and diluted	0.09	0.15

Preferred shares will become voting shares if the Company does not pay minimum dividends to which preferred shares are entitled under the Company’s Bylaws during three consecutive years.

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

27.               EMPLOYEE BENEFITS

(a)	Pension plans

The Company and its subsidiaries sponsor retirement benefit plans (“Pension Funds”) for their employees, provided that they elect to be part of such plan, and current beneficiaries. The table below shows the benefit plans existing at December 31, 2020.

Benefit plans	Sponsors	Manager
TCSPREV	Oi, Oi Móvel and BrT Multimídia	FATL
TelemarPrev	Oi, Telemar and Oi Móvel	FATL
PAMEC	Oi	Oi
PBS-A	Telemar and Oi	SISTEL
PBS-Telemar	Telemar	FATL
PBS-TNC	Oi Móvel	FATL
CELPREV	Oi Móvel	FATL
PAMA	Oi and Telemar	SISTEL

SISTEL – Fundação Sistel de Seguridade Social

FATL – Fundação Atlântico de Seguridade Social

Whenever mentioned in this Note, for purposes of the pension plans, the Company may also be referred to as the “Sponsor”.

The sponsored plans are valued by independent actuaries at the end of the annual reporting period. For the year ended December 31, 2020, the actuarial valuations were performed by PREVUE Consultoria. The Bylaws provide for the approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is ruled by the agreements entered into with the pension fund entities, with the agreement of the National Pension Plan Authority (PREVIC), as regards the specific plans. PREVIC is the official agency that approves and oversees said plans.

The sponsored defined benefit plans are closed to new entrants because they are close-end pension funds. Participants’ and the sponsors’ contributions are defined in the funding plan.

Actuarial liabilities are recognized for the sponsored defined benefit plans that report an actuarial deficit. For the plans that report an actuarial surplus, assets are recorded when there is an express authorization for offsetting them against future employer contributions.

Provisions for pension plans

Refer to the recognition of the actuarial deficit of the defined benefit plans, as shown below:

	COMPANY		CONSOLIDATED
	2020	2019	2020	2019
Actuarial liabilities
Financial obligations - BrTPREV plan (i)	694,063	626,748	694,063	626,748
PAMEC Plan	7,995	6,264	7,995	6,264
Total	702,058	633,012	702,058	633,012
Non-current	702,058	633,012	702,058	633,012
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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(i)	The Company had a financial obligations agreement entered into with Fundação Atlântico intended for the payment of the mathematical provision without coverage by the plan’s assets. With the approval and ratification of the JRP, the related claim of Fundação Atlântico against Oi is subject to the terms and conditions of the JRP.

Assets recognized to be offset against future employer contributions

The Company recognized TCSPREV Plan assets related to: (i) sponsor contributions which participants that left the Plan are not entitled to redeem; and (ii) part of the Plan’s surplus attributed to the sponsor.

The assets recognized are used to offset future employer contributions. These assets are broken down as follows:

	COMPANY		CONSOLIDATED
	2020	2019	2020	2019
Actuarial assets
TCSPREV Plan	41,901	55,854	42,233	56,559
CELPREV Plan			160	222
PBS-TNC Plan			2,142	3,264
Total	41,901	55,854	44,535	60,045
Current	4,984	5,174	7,618	5,430
Non-current	36,917	50,680	36,917	54,615

Characteristics of the sponsored pension plans

1)	FATL

FATL, close-end, multiple sponsor, multiple plan pension fund, is a nonprofit, private pension-related entity, with financial and administrative independence, headquartered in Rio de Janeiro, State of Rio de Janeiro, engaged in the management and administration of pension benefit plans for the employees of its sponsors.

Plans

(i)	PBS-Telemar

Defined benefit pension benefit plan, closed to new entrants, enrolled with the National Register of Benefit Plans (CNPB) under No. 2000.0015-56.

The contributions from Active Participants of the PBS-Telemar Benefit Plan correspond to the sum of: (i) 0.5% to 1.5% of the Contribution Salary (according to the participant’s age on enrollment date); (ii) 1% of Contribution Salary that exceeds half of one Standard Unit; and (iii) 11% of the Contribution Salary that exceeds one Standard Unit. The Sponsors’ contributions are equivalent to 8% of the payroll of active participants of the plan. The plan is funded under the capital formation approach.

(ii)	TelemarPrev

Variable contribution pension benefit plan, enrolled with the National Register of Benefit Plans (CNPB) under No. 2000.0065-74.

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

A participant’s regular contribution is comprised of two portions: (i) basic - equivalent to 2% of the contribution salary; and (ii) standard - equivalent to 3% of the positive difference between the total contribution salary and the social security contribution. The additional extraordinary contributions from participants are optional and can be made in multiples of 0.5% of the Contribution Salary, for a period of not less than six (6) months. Nonrecurring extraordinary contributions from a participant are also optional and cannot be lower than 5% of the Contribution Salary ceiling.

The Plan’s Charter requires the parity between participants’ and sponsors’ contributions, up to the limit of 8% of the Contribution Salary, even though a sponsor is not required to match Extraordinary Contributions made by participants. The plan is funded under the capital formation approach.

(iii)             TCSPREV

Variable contribution pension benefit plan, closed to new entrants, enrolled with the National Register of Benefit Plans (CNPB) under No. 2000.0028-38.

On November 30, 2018, date of the actual merger, TCSPREV Benefits Plan merged the BrTPREV Benefits Plan (CNPB No. 2002.0017-74) to become the full successor of this Plan’s rights and obligations, assuming all its assets and liabilities. This merger was approved by PREVIC Administrative Rule 995, of October 24, 2018, published on Federal Official Gazette No. 208 of October 29, 2018.

With the recognition and registration of the merger, the Participants and Beneficiaries linked to BrTPREV automatically became Participants and Beneficiaries TCSPREV, in accordance with the categories of Beneficiaries existing on the day prior to the merger date.

The monthly, mandatory Basic Contribution of the Active Participants of the TCSPREV and BrTPREV corresponds to the outcome obtained by applying a percentage that may range from 3% to 8% on the Contribution Salary, pursuant to the age and option of each Participant. The Plan’s Charter provides for contribution parity by the Participants and the Sponsors.

The monthly Contribution of the Fundador/Alternativo Plan Participants, previously merged with and into BrTPREV, corresponds to the sum of: (i) 3% charged on the Contribution Salary; (ii) 2% charged on the Contribution Salary that exceeds half of the highest Official Pension Scheme Contribution Salary, and (iii) 6.3% charged on the Contribution Salary that that exceeds the highest Official Pension Scheme Contribution Salary. The Plan’s Charter provides for contribution parity by the Participants and the Sponsors.

In accordance with regulatory criteria, the Sponsors’ contributions, related to TCSPREV and BrTPREV Participants are automatically cancelled on the month subsequent to the month when the same Participant reaches the age of 60 years old, 10 years of Credited Services, and 10 years of Plan membership.

For participants who migrated from the PBS-TCS Plan to the TCSPREV Plan, the Sponsors’ contributions are cancelled on the month subsequent to the month when a Participant reaches the age of 57 years old, 10 years of uninterrupted membership of PBS-TCS and the TCSPREV Plan, 10 years of Credited Services at the Sponsor, and 35 years of registration with the official Social Security scheme.

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The TCSPREV and BrTPREV participant’s Voluntary Contribution corresponds to the product obtained, in whole numbers, by applying a percentage of up 22%, elected by the Participant, to the Participation Salary.

The Sporadic Contribution is optional and both its amount and frequency are freely chosen by the Participant, as defined by the TCSPREV or BrTPREV Plan, provided it is not lower than one (1) UPTCS (TCSPREV Pension Unit) or one (1) UPBrT (BrT’s Pension Unit), respectively. The Sponsor does not make any counterpart contribution to the Participant’s Voluntary or Sporadic contribution.

The plan is funded under the capital formation approach.

(iv)	PBS-TNC

Defined benefit pension benefit plan, closed to new entrants, enrolled with the National Register of Benefit Plans (CNPB) under No. 2000.0013-19.

The contributions from Active Participants of the PBS-TNC Benefit Plan correspond to the sum of: (i) 0.28% to 0.85% of the Contribution Salary (according to the participant’s age on enrollment date); (ii) 0.57% of Contribution Salary that exceeds half of one Standard Unit; and (iii) 6.25% of the Contribution Salary that exceeds one Standard Unit. The Sponsors’ contributions are equivalent to a percentage of the payroll of the employees who are Active Plan Participants, as set on an annual basis in the Costing Plan.

The contribution of the Current Beneficiaries (only those who receive a retirement allowance) is equivalent to a percentage to be set on an annual basis in the Costing Plan, applied on the overall benefit, limited to the amount of the allowance.

The plan is funded under the capital formation approach.

(v)	CELPREV

Defined Contribution Pension Benefit Plan, enrolled with the National Register of Benefit Plans (CNPB) under No. 2004.0009-29.

On January 12, 2018, pursuant to Administrative Rule 22, published on the Federal Official Gazette of January 16, 2018, PREVIC approved the new text of the Plan’s Charter, which closes the number of CELPREV participants and prevents new entrants.

The Participant’s Basic Regular Contribution corresponds to the product obtained by applying a percentage, 0%, 0.5%, 1%, 1.5% or 2%, depending on each participant’s option, to his or her Contribution Salary (SP). The Sponsors contribute with an amount equivalent to such contribution, less the monthly, mandatory contribution of each Sponsor required to fund risk costs (Sick Pay Benefit).

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The Additional Regular Contribution corresponds The Participant’s Basic Regular Contribution corresponds to the product obtained by applying a percentage ranging from 0% to 6%, in multiples of 0.5%, as elected by each participant, on the Contribution Salary exceeding 10 Plan Benchmark Units (URPs). The Sponsors contribute with an equivalent amount.

The Participant’s Voluntary Contribution corresponds to a whole number percentage, freely elected by each participant, applied on the Contribution Salary. The Sponsor does not make any counterpart contribution to this contribution.

The Sponsor’s Nonrecurring Contribution is voluntarily and corresponds to applying a percentage ranging from 50% to 150% of the aggregate Basic Regular and Additional Regular Contributions of the Sponsor, pursuant to consistent, non-discriminatory criteria, made with the frequency set by the Sponsor.

The Sponsor’s Special Contribution is specific for new Plan members who have joined the plan within 90 days starting March 18, 2004.

The Sponsor’s monthly, mandatory Risk Contribution, required to fund the Sick Pay Benefit, corresponds to percentage of Non-migrating Participants’ Contribution Salary payroll.

The plan is funded under the capital formation approach.

2)	SISTEL

SISTEL is a nonprofit, private welfare and pension entity, established in November 1977, which is engaged in creating and operating private plans to grant benefits in the form of lump sums or annuities, supplementary or similar to the government retirement pensions, to the employees and their families who are linked to SISTEL’s sponsors.

Plans

(i)	PBS-A

Defined benefit plan jointly sponsored with other sponsors associated to the provision of telecommunications services and offered to participants who held the status of beneficiaries on January 1, 2000.

Contributions to the PBS-A are contingent on the determination of an accumulated deficit. As at December 31, 2020, date of the last actuarial valuation, the plan presented a surplus.

In December 2019, the National Pension Plan Authority (PREVIC) approved the allocation of a special reserve of the PBS-A Benefit Plan, with the reversal of amounts to sponsors and improvement of benefits, in the form of temporary income, to the beneficiaries. The total amount of the Company’s share of the PBS-A’s surplus corresponds to R$669,054 (R$140,274 in the Company), to be received in 36 monthly installments, adjusted by the Plan’s profitability, recognized in accounting as the installments are received, with an impact on other comprehensive income, as required by IAS 19/CPC 33.

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(ii)	PAMA

PAMA is a healthcare plan for retired employees aimed at providing medical care coverage to beneficiaries, with copayments by and contributions from the latter, provided that linked to the Defined Benefit pension plans managed by SISTEL.

Up to 2014, the Company did not consider the assets and liabilities of the PAMA plan because it is multi-sponsored and similar to defined contribution plans (benefits paid are limited to the amount of the contributions received by the plan), and there are no other obligations in addition to the existing balances.

However, as from the issue of National Supplementary Healthcare Agency’s position that SISTEL is a sponsor of the healthcare plan as defined by Law 9656/1998 and as a result does not qualify as a Healthcare plan operator, SISTEL is liable for some plan obligations, even though it is not make entitled to revenue from the corresponding contributions. Thus, it is no longer possible to qualify this plan as a defined contribution plan.

In October 2015, in compliance with a court order, Sistel transferred the surpluses of the PBS-A benefits plan, amounting to R$3,042 million, to ensure the solvency of the plan PAMA. Of the total amount transferred, R$2,127 million is related to the plans sponsored by the Company, prorated to the portions of the defined benefit obligations. The amount was established based on actuarial studies prepared by an outside consulting firm using assumptions consistent with the population of PAMA users and the projection of medical expenses increase inherent to this population. Beginning on the issue of said court order, the Company started to calculate and disclose information on the PAMA actuarial obligations, pursuant to CPC 33 (CVM 695) criteria.

3)	PAMEC-BrT - Assistance plan managed by the Company

Healthcare plan intended to provide medical care to the retirees and survivor pensioners linked to the TCSPREV Benefit Plan. This Benefit Plan is managed by FATL.

The contributions for PAMEC-BrT were fully paid in July 1998, through a single appropriation. However, as this plan is now administrated by the Company, after the transfer of management by Fundação 14 in November 2007, there are no assets recognized to cover current expenses, and the actuarial obligation is fully recognized in the Company’s liabilities.

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Statuses of the sponsored plans, revalued at the end of the reporting period

Changes in the actuarial obligations, fair value of assets and amounts recognized in the balance sheet

	COMPANY
	2020
	PENSION FUNDS				MEDICAL CARE PLANS
	TCSPREV	PBS-Telemar	TelemarPrev	PBS-A	PAMEC	PAMA
Present value of actuarial obligation at beginning of year	3,773,132	8,691	220,748	1,193,618	6,264	749,152
Interest on actuarial liabilities	270,366	620	15,927	85,301	469	56,232
Current service cost	193		125			239
Participant contributions made in the year	11
Benefits paid, net	(272,305)	(739)	(8,969)	(96,480)	(772)	(47,044)
Increase/(decrease) of assets due to changes in the Plan
Benefit obligation result allocated to other comprehensive income	(91,294)	130	12,646	3,407	2,034	(1,872)
Asset increase/(decrease) as a result of the Plan’s merger
Present value of actuarial obligation at the end of the year	3,680,103	8,702	240,477	1,185,846	7,995	756,707
Fair value of assets at the beginning of the year	4,008,930	10,302	234,488	1,749,246		793,830
Return on plan assets	287,886	739	16,948	126,584		59,646
Amortizing contributions received from sponsor	21				772
Payment of benefits	(272,305)	(739)	(8,969)	(96,480)	(772)	(47044)
Benefit obligation result allocated to other comprehensive income	(23,215)	(102)	(104)	(124,782)		9,553
Asset increase/(decrease) as a result of the Plan’s merger
Fair value of plan assets at the end of the year	4,001,317	10,200	242,363	1,654,568		815,985
(=) Net actuarial liability/(asset) amount	(321,214)	(1,498)	(1,886)	(468,722)	7,995	(59,278)
Effect of the asset/onerous liability recognition ceiling	279,313	1,498	1,886	468,722		59,278
(=) Recognized net actuarial liability/(asset)	(41,901)				7,995
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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	COMPANY
	2019
	PENSION FUNDS				MEDICAL CARE PLANS
	TCSPREV	PBS-Telemar	TelemarPrev	PBS-A	PAMEC	PAMA
Present value of actuarial obligation at beginning of year	3,251,918	8,415	176,941	1,013,364	4,397	610,928
Interest on actuarial liabilities	283,139	713	15,797	87,684	414	55,290
Current service cost	206		103			206
Participant contributions made in the year	15
Benefits paid, net	(262,147)	(719)	(11,274)	(90,943)	(484)	(41,162)
Increase/(decrease) of assets due to changes in the Plan				38,839
Benefit obligation result allocated to other comprehensive income	500,001	282	39,181	144,674	1,937	123,890
Asset increase/(decrease) as a result of the Plan’s merger
Present value of actuarial obligation at the end of the year	3,773,132	8,691	220,748	1,193,618	6,264	749,152
Fair value of assets at the beginning of the year	3,615,956	9,719	191,524	1,540,980		610,469
Return on plan assets	312,912	833	16,957	137,116		55,543
Amortizing contributions received from sponsor	28				484
Payment of benefits	(262,146)	(719)	(11,274)	(90,943)	(484)	(41,162)
Benefit obligation result allocated to other comprehensive income	342,180	469	37,281	162,093		168,980
Asset increase/(decrease) as a result of the Plan’s merger
Fair value of plan assets at the end of the year	4,008,930	10,302	234,488	1,749,246		793,830
(=) Net actuarial liability/(asset) amount	(235,798)	(1,611)	(13,740)	(555,628)	6,264	(44,678)
Effect of the asset/onerous liability recognition ceiling	179,944	1,611	13,740	555,628		44,678
(=) Recognized net actuarial liability/(asset)	(55,854)				6,264

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	CONSOLIDATED
	2020
	PENSION FUNDS						MEDICAL CARE PLANS
	TCSPREV	PBS-Telemar	TelemarPrev	PBS-A	PBS-TNC	CELPREV	PAMEC	PAMA
Present value of actuarial obligation at beginning of year	3,778,685	365,286	4,978,517	5,640,885	40,715	30	6,264	4,143,620
Interest on actuarial liabilities	270,765	26,264	358,983	402,675	2,930	2	469	310,799
Current service cost	232	38	2,001		65	2		406
Participant contributions made in the year	11	31
Benefits paid, net	(272,538)	(24,374)	(296,598)	(455,255)	(2,564)		(772)	(260,871)
Increase/(decrease) of assets due to changes in the Plan
Benefit obligation result allocated to other comprehensive income	(91,779)	(10,972)	(101,628)	10,660	(1,141)	(18)	2,034	(30,390)
Asset increase/(decrease) as a result of the Plan’s merger
Present value of actuarial obligation at the end of the year	3,685,376	356,273	4,941,275	5,598,965	40,005	16	7,995	4,163,564
Fair value of assets at the beginning of the year	4,017,260	430,646	5,298,688	8,266,862	64,837	4,191		4,422,743
Return on plan assets	288,492	31,125	382,772	597,785	4,722	311		332,125
Amortizing contributions received from sponsor							772
Sponsor	10	65
Participants	11	31
Payment of benefits	(272,538)	(24,374)	(296,598)	(455,255)	(2,564)		(772)	(260,871)
Benefit obligation result allocated to other comprehensive income	(23,134)	(19,869)	(404,827)	(597,362)	(4,774)	(1,289)		30,872
Asset increase/(decrease) as a result of the Plan’s merger
Fair value of plan assets at the end of the year	4,010,101	417,624	4,980,035	7,812,030	62,221	3,213		4,524,869
(=) Net actuarial liability/(asset) amount	(324,725)	(61,351)	(38,760)	(2,213,065)	(22,216)	(3,197)	7,995	(361,305)
Effect of the asset/onerous liability recognition ceiling	282,365	61,351	38,760	2,213,065	20,073	3,037		361,305
Transfer to held for sale	127
(=) Recognized net actuarial liability/(asset)	(42,233)				(2,143)	(160)	7,995

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	CONSOLIDATED
	2019
	PENSION FUNDS						MEDICAL CARE PLANS
	TCSPREV	PBS-Telemar	TelemarPrev	PBS-A	PBS-TNC	CELPREV	PAMEC	PAMA
Present value of actuarial obligation at beginning of year	3,256,516	328,130	4,165,284	4,811,332	35,043	26	4,397	3,422,402
Interest on actuarial liabilities	283,542	28,419	367,633	415,476	3,066	2	414	308,512
Current service cost	250	34	1,613		82	2		322
Participant contributions made in the year	15	28
Benefits paid, net	(262,369)	(23,683)	(285,160)	(429,813)	(2,460)		(484)	(229,329)
Increase/(decrease) of assets due to changes in the Plan				183,195
Benefit obligation result allocated to other comprehensive income	500,731	32,358	729,147	660,695	4,984	1	1,937	641,713
Asset increase/(decrease) as a result of the Plan’s merger
Present value of actuarial obligation at the end of the year	3,778,685	365,286	4,978,517	5,640,885	40,715	31	6,264	4,143,620
Fair value of assets at the beginning of the year	3,621,068	379,000	4,508,570	7,316,395	60,062	3,340		3,443,944
Return on plan assets	313,409	33,149	394,800	649,891	5,255	293		312,145
Amortizing contributions received from sponsor							484
Sponsor	13	65
Participants	15	28
Payment of benefits	(262,369)	(23,683)	(285,160)	(429,813)	(2,460)		(484)	(229,329)
Benefit obligation result allocated to other comprehensive income	345,124	42,087	680,478	730,389	1,980	558		895,983
Asset increase/(decrease) as a result of the Plan’s merger
Fair value of plan assets at the end of the year	4,017,260	430,646	5,298,688	8,266,862	64,837	4,191		4,422,743
(=) Net actuarial liability/(asset) amount	(238,575)	(65,360)	(320,171)	(2,625,977)	(24,122)	(4,160)	6,264	(279,123)
Effect of the asset/onerous liability recognition ceiling	182,016	65,360	320,171	2,625,977	20,858	3,938		279,123
(=) Recognized net actuarial liability/(asset)	(56,559)				(3,264)	(222)	6,264

The Company determines the amount available to deduct from future contributions according to the applicable legal provisions and the benefit plan charter. The amount of the asset linked to the TCSPREV, PBS-TNC and CELPREV Plans recognized in the Company’s financial statements does not exceed the present value of future contributions.

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Expenses (revenue) components of the benefits

.	COMPANY
	2020
	PENSION FUNDS				MEDICAL CARE PLANS
	TCSPREV	PBS-Telemar	TelemarPrev	PBS-A	PAMEC	PAMA
Current service cost	193		125			239
Interest on actuarial liabilities	270,366	619	15,927	85,301	469	56,232
Return on plan assets	(287,886)	(739)	(16,948)	(126,584)		(59,646)
Interest on onerous liability	13,370	120	1,021	41,283		3,414
Effect of the unrecognized net actuarial asset						(239)
Expenses (income) recognized in statement of profit or loss	(3,957)		125		469
Expenses (income) recognized in other comprehensive income	17,920		(125)		2,034
Total expense (income) recognized	13,963				2,503

.	COMPANY
	2019
	PENSION FUNDS				MEDICAL CARE PLANS
	TCSPREV	PBS-Telemar	TelemarPrev	PBS-A	PAMEC	PAMA
Current service cost	206		103			206
Interest on actuarial liabilities	283,139	713	15,797	87,684	414	55,290
Return on plan assets	(312,912)	(832)	(16,957)	(137,115)		(55,543)
Interest on onerous liability	23,941	119	1,160	49,431		285
Effect of the unrecognized net actuarial asset						(238)
Expenses (income) recognized in statement of profit or loss	(5,626)		103		414
Expenses (income) recognized in other comprehensive income	18,404		(103)		1,937
Total expense (income) recognized	12,778				2,351

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	CONSOLIDATED
	2020
	PENSION FUNDS						MEDICAL CARE PLANS
	TCSPREV	PBS-Telemar	TelemarPrev	PBS-A	PBS-TNC	CELPREV	PAMEC	PAMA
Current service cost	232	38	2,001					406
Interest on actuarial liabilities	270,765	26,264	358,983	402,675			469	310,800
Return on plan assets	(288,491)	(31,124)	(382,772)	(597,785)				(332,125)
Interest on onerous liability	13,524	4,856	23,789	195,110				21,325
Effect of the unrecognized net actuarial asset
Expenses (income) recognized in statement of profit or loss	(3,970)	34	2,001				469	406
Expenses (income) recognized in other comprehensive income	18,180	31	(2,001)				2,034	(406)
Total expense (income) recognized	14,210	65					2,503

	CONSOLIDATED
	2019
	PENSION FUNDS						MEDICAL CARE PLANS
	TCSPREV	PBS-Telemar	TelemarPrev	PBS-A	PBS-TNC	CELPREV	PAMEC	PAMA
Current service cost	250	34	1,613		82	2		322
Interest on actuarial liabilities	283,541	28,419	367,633	415,476	3,066	2	414	308,512
Return on plan assets	(313,409)	(33,149)	(394,800)	(649,891)	(5,255)	(293)		(312,146)
Interest on onerous liability	24,000	4,725	27,167	234,415	2,065	273		3,634
Effect of the unrecognized net actuarial asset
Expenses (income) recognized in statement of profit or loss	(5,618)	29	1,613		(42)	(16)	414	322
Expenses (income) recognized in other comprehensive income	18,005	36	(1,613)		(2,382)	(7)	1,937	(322)
Total expense (income) recognized	12,387	65			(2,424)	(23)	2,351

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Main actuarial assumptions adopted

	CONSOLIDATED
	PENSION FUNDS						MEDICAL CARE PLANS
	TCSPREV	PBS-Telemar	TelemarPrev	PBS-A	PBS-TNC	CELPREV	PAMEC	PAMA
Nominal discount rate of actuarial liability	7.38%	7.38%	7.38%	7.07%	7.38%	6.35%	7.59%	7.59%
Estimated inflation rate	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%
Estimated nominal salary increase index	Per sponsor	0.00%	Per sponsor	N.A.	4.84%	3.59%	N.A.	N.A.
Estimated rate of the nominal benefit increase	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%	N.A.	N.A.
Total expected rate of return on plan assets	7.38%	7.38%	7.38%	7.07%	7.38%	6.35%	7.59%	7.59%
General mortality biometric table	AT-2000 Basic eased by 15%, segregated by gender	AT-2000 Basic eased by 25%, segregated by gender	AT-2000 Basic eased by 25%, segregated by gender	AT-2000 Basic eased by 15%, segregated by gender	AT-2000 Basic eased by 15%, segregated by gender	N.A.	AT-2000 Basic eased by 15%, segregated by gender	AT-2000 Basic eased by 15%, segregated by gender
Biometric disability table	Álvaro Vindas, increased by100%	Álvaro Vindas	Álvaro Vindas	N/A	Álvaro Vindas	N.A.	N.A.	Álvaro Vindas
Biometric disabled mortality table	AT-49, segregated by gender	AT-49, segregated by gender	AT-49, segregated by gender	AT-49, segregated by gender	AT-49, segregated by gender	N.A.	AT-49, segregated by gender	AT-49, segregated by gender
Turnover rate	Per sponsor	Per sponsor	Per sponsor, null starting at 50 years old and null for Settled Benefit	Nil	Nil	2%	Nil	Nil
Benefit starting age	57 years old	57 years old	55 years old	N.A.	57 years old	55 years old	N.A.	57 years old
Nominal medical costs growth rate	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	6.61%	6.61%

N.A. = Not applicable.

ADDITIONAL DISCLOSURES - 2020
(a) Plans’ assets and liabilities correspond to the amounts as at December 31, 2020.
(b) Master file data used for the plans managed by FATL and for the PAMEC plan are as at July 31, 2020, and for SISTEL are as at June 30, 2019, both projected for December 31, 2019.

Investment policy of the plans

The investment strategy of the Benefits Plans is described in their investment policy, which is annually approved by the governing board of the sponsored funds. This policy establishes that investment decision-making must take into consideration: (i) the preservation of capital; (ii) the diversification of investments; (iii) the risk appetite according to conservative assumptions; (iv) the expected return rate based on actuarial requirements; (v) the compatibility of investment liquidity with the plans’ cash flows, and (vi) reasonable management costs. The policy also defines the volume interval for different types of investment allowed for the pension funds, as follows: fixed income, variable income, structured investments, investments abroad, loans to participants, and real estate investments.

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The average ceilings set for the different types of investment permitted for pension funds are as follows:

ASSET SEGMENT	TCSPREV	PBS-Telemar	TelemarPrev	PBS-A	PBS-TNC	CELPREV	PAMA
Fixed income	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Variable income	70.00%	70.00%	70.00%	70.00%	70.00%	70.00%	70.00%
Structured investments	20.00%	20.00%	20.00%	20.00%	20.00%	20.00%	20.00%
Investments abroad	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%
Properties	20.00%	20.00%	20.00%	20.00%	20.00%	20.00%	20.00%
Loans to participants	15.00%	15.00%	15.00%	15.00%	15.00%	15.00%	15.00%

The allocation of plan assets as at December 31, 2020 is as follows:

ASSET SEGMENT	TCSPREV	PBS- Telemar	TelemarPrev	PBS-A	PBS-TNC	CELPREV	PAMA
Fixed income	87.40%	93.11%	92.96%	95.60%	91.59%	84.06%	100.00%
Variable income	1.65%	0.01%	1.19%	0.10%	0.02%	3.93%	0.00%
Structured investments	8.94%	5.30%	4.06%	0.00%	7.90%	9.99%	0.00%
Investments abroad	0.38%	0.00%	0.20%	0.00%	0.00%	0.90%	0.00%
Properties	1.18%	1.21%	0.91%	3.60%	0.34%	0.15%	0.00%
Loans to participants	0.45%	0.37%	0.68%	0.70%	0.15%	0.97%	0.00%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

(b)	Employee profit sharing

In the year ended December 31, 2020, the Company and its subsidiaries recognized provisions for employee profit sharing based on individual and corporate goal attainment estimates totaling R$147,816 (R$59,989 in 2019) in the Company and R$385,667 (R$247,178 in 2019) on a consolidated basis.

(c)	Share-based compensation

The Company's compensation strategy since 2019, when the Long-Term Incentive Plans (ILP) were approved at a Shareholders’ Meeting, is to focus most of the compensation packages on components subject to achievement of performance targets and the smallest part on fixed compensation. Most of the performance-linked components are focused on the share-based program, which has medium- and long-term scope. Both variable components have targets that are in line with Oi’s strategy and are intended to align officers’ interests with Oi’s mission, strategy and shareholders’ interests in the short, medium and long terms. The compensation strategy definitions and implementation adopted by the Company are monitored and supervised by the Board of Directors, through its People, Appointments and Corporate Governance Committee.

Board of Directors Stock Option Plan

The members of the Board of Directors and the Board’s committees receive fixed monthly fees. In addition, in order to align the Board members’ interests with the interests of the Company’s shareholders, in addition to bringing the compensation of Oi’s Board closer to comparable market compensation, the Company set a long-term share-based incentive plan for the Board of Directors (Board of Directors Stock Option Plan), which was submitted to and approved at an Extraordinary Shareholders’ Meeting held on April 26, 2019.

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The implementation of the plan approved at the meeting was suspended, by court decision, until the judicial reorganization of the Company is terminated. The Company recognizes the obligation related to the long-term incentives plan as per the plan’s rules, which as at December 31, 2020 totals R$4,853.

Executives’ Stock Option Plan

A long-term incentives plan based on shares granted the Executives (Executives’ Stock Option Plan) was submitted to and approved at the Extraordinary Shareholders’ Meeting held on April 26, 2019, together with the Board of Directors Stock Option Plan, described above. The Executives’ Stock Option Plan, like the Board of Directors Stock Option Plan, in addition to the targets already set out above, allows at the same time for making executive compensation more competitive compared to market compensation.

The plan provides for granting annual shares over a three-year period that shall not exceed 1.5% of the Company’s share capital.

The number of shares per grant is calculated individually for the purpose of maintaining the competitiveness of the executives with regard to the performance of their duties and shall be delivered to them provided that the plan’s performance condition is met.

The information used in the executives’ stock option plan’s assessment is as follows:

Grant date	Stock dilution percentage	Number of shares granted	Vesting portions	Vesting dates	Average share value at the grant date	Estimated fair value at the vesting date (i)
12/30/2019	0.57%	33,704,937	1/3	12/30/2020	0.95	34,406
			1/3	12/30/2021
			1/3	12/30/2022
12/30/2020	0.36%	21,549,687	1/3	12/30/2021	2.02	47,079
			1/3	12/30/2022
			1/3	12/30/2023

(i) The estimated fair value at the vesting date was measured taking into account the price of the shares granted on December 30, 2019 and December 30, 2020, adjusted by the weighted average cost of capital of 10.98% and 9.34%, respectively, estimated for the three-year period of the program, brought to present value at the period’s opportunity cost of 14.67% and 10.55%, respectively, which corresponds to the fair value of the share.

Changes in the stock option balance are summarized below:

	2020
	Shares	Average Share Price (R$)
Granted shares at Dec 31, 2019	33,704,937	0.95
Stock options	21,549,687	2.02
Settled shares granted (i)	(14,128,406)	2.04
Granted shares at Dec 31, 2019	41,126,218	2.02

(i) In light of the existing practical obstacles that prevented the Company from issuing shares on time to meet the first vesting of shares under the 2019-2021 Plan, the Parties, by mutual agreement, decided that, for the purposes of delivering Shares related to the Plan, and consequent discharge of all obligations of said first vesting, the Company could fulfill its obligation to the Beneficiary with the payment in cash. As a result, the Company amended the stock option grant agreement to provide for the possibility of a cash settlement of the related obligations, in an amount corresponding to the number of shares that the beneficiary would be entitled each year of delivery of the vested stock options. In February 2021, the first vested stock options granted were settled based on the Company’s common stock price (OIBR3) at the close of the trading 45 days after the vesting date, as prescribed in the stock option grant agreement.

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The fair value of the granted stock options is determined based on the vesting period and recognized as the services are provided. The expense recognized in the period ended December 31, 2020 was R$28,822.

28.               SEGMENT REPORTING

The Company’s Board of Directors uses operating segment information for decision-making. The Company identified only one operating segment that excludes discontinued operations and corresponds to the telecommunications business in Brazil.

In addition to the telecommunications business in Brazil, the Company conducts other businesses that individually or in aggregate do not meet any of the quantitative indicators that would require their disclosure as reportable business segments. These businesses refer basically to the following companies Companhia Santomense de Telecomunicações, S.A. R.L. (“CSTT”) and Timor Telecom S.A., which provide fixed and mobile telecommunications services and publish telephone directories, and which have been consolidated since May 2014.

The revenue generation is assessed by the Board of Directors based on a view segmented by customer, into the following categories:

•	Residential Services, focused on the sale of fixed telephony services, including voice services, data communication services (broadband);
•	Personal Mobility considers only the Long-distance revenues originating from the Mobile Personal Service (SMP); and
•	SMEs/Corporate, which includes corporate solutions for our small, medium-sized, and large corporate customers, as well as Digital and IT services (Oi Soluções).

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Telecommunications in Brazil

In preparing the financial information for this reportable segment, the transactions between the companies included in the segment have been eliminated. The financial information of this reportable segment for the periods ended December 31, 2020 and 2019 is as follows:

	2020	2019 Restated
Residential	4,869,487	5,511,085
Fixed-line services	2,589,013	3,281,905
Broadband	2,243,382	2,185,891
Interconnection	37,092	43,289
Personal mobility	208,874	219,090
Mobile telephony services	208,874	219,090
Empresarial / Corporativo (serviços B2B)	3,894,389	4,435,128
Outros serviços e negócios	92,660	140,004
Net operating revenue	9,065,410	10,305,307
Operating expenses
Depreciation and amortization	(4,275,006)	(4,468,508)
Interconnection	(165,377)	(173,240)
Personnel	(1,689,471)	(1,824,978)
Third-party services	(3,110,986)	(3,450,426)
Grid maintenance services	(467,841)	(614,871)
Handset and other costs	6,077	10,651
Advertising and publicity	(310,982)	(442,402)
Rentals and insurance	(1,465,540)	(1,611,080)
Provisions/reversals	(139,184)	(211,690)
Expected losses on trade receivables	(133,007)	(227,975)
Impairment losses	1,129,708	(2,111,022)
Taxes and other expenses	44,996	342,992
Other operating income (expenses), net	(518,334)	(6,974)
Operating income before financial income (expenses) and taxes	(2,029,537)	(4,484,216)

Financial income (expenses)
Financial income	3,977,013	2,628,324
Financial expenses	(16,717,933)	(7,688,805)

Pre-tax loss	(14,770,457)	(9,544,697)

Income tax and social contribution	3,576,271	77,931

Loss from continuing operations	(11,194,186)	(9,466,766)

Discontinued operations
Profit for the year from discontinued operations (net of taxes) (Nota 31)	519,372	866,453
Loss for the year	(10,674,814)	(8,600,313)
Discontinued operations

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Reconciliation of revenue and profit (loss) for the quarter and information per geographic market

In the years ended December 31, 2020 and 2019, the reconciliation of the revenue from the segment telecommunications in Brazil and total consolidated revenue is as follows:

	2020	2019 Restated
Net operating revenue
Revenue related to the reportable segment	9,065,410	10,305,307
Revenue related to other businesses	218,893	186,789
Net operating revenue from continuing operations (Note 5)	9,284,303	10,492,096

In the years ended December 31, 2020 and 2019, the reconciliation between the profit or loss before financial income (expenses) and taxes of the segment Telecommunications in Brazil and the consolidated profit (loss) before financial income (expenses) and taxes is as follows:

	2020	2019 Restated
Profit (loss) before financial income (expenses) and taxes
Telecommunications in Brazil	(2,029,537)	(4,484,216)
Other businesses	218,318	(113,447)
Loss before financial income (expenses) and taxes from continuing operations (Note 5)	(1,811,219)	(4,597,663)

Total assets, liabilities and tangible and intangible assets per geographic market as at December 31, 2020 are as follows:

	2020
	Total assets	Total liabilities	Tangible assets	Intangible assets	Investment in tangible and intangible assets
Brazil	73,378,504	65,787,900	24,135,058	3,697,821	7,645,360
Other, primarily Africa	461,283	281,977	14,489	3,250	34,028

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

29.               RELATED-PARTY TRANSACTIONS

Transactions with consolidated related parties

	COMPANY
	2020	2019
Assets
Accounts receivable	988,346	726,812
BrT Call Center	52,163	45,870
BrT Multimídia	2,657	18,036
Oi Móvel	804,891	499,755
Telemar	123,318	163,151
Drammen	1,270
Serede	3,970
Calitéia	77
Receivables from related parties (current and non-current)	7,621,572	5,583,816
PTIF	5,049,527	3,461,853
Oi Holanda	2,571,641	1,764,575
PT Participações		357,388
Pointer	404
Dividends and interest on capital receivable	2,466	3,499
Oi Serviços Financeiros	990	2,147
Rio Alto	1,476	1,352
Other	155,978	164,220
Telemar	63,671	56,697
Oi Móvel	13,202	24,889
Oi Holanda	17,836	15,144
PTIF	309	420
CVTEL	1,485	112
Serede	39,248	66,632
BrT Multimídia	17,039
Drammen	3,188
Paggo Administradora		326

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	COMPANY
	2020	2019
Liabilities
Trade payables	132,127	324,066
BrT Call Center	52,880	48,889
BrT Multimídia	29,031	58,410
Oi Móvel	33,654	137,150
Telemar	11,492	57,733
Drammen	5,023
Paggo Administradora	47	21,811
Serede		73
Borrowings and financing, and debentures (i)	1,591,964	783,404
Telemar	59,889	39,525
Oi Holanda	1,532,075	743,879
Other payables	31,690	64,656
BrT Call Center		193
Oi Móvel		1,442
Telemar	3,393	43,940
Rio Alto	975	975
BrT Multimídia	717
Oi Investimentos	11,972	9,592
PT Participações	14,633	8,514

(i) The Company conducted loans with and acquires debentures from its subsidiaries under market terms and conditions to finance its operations or repay its debt.

	COMPANY
	2020	2019
Revenue
Revenue from services rendered	44,900	47,300
BrT Multimídia	539	555
Oi Móvel	30,194	34,361
Telemar	13,413	11,740
Serede	317	644
Drammen	437
Other operating income	45,276	41,921
BrT Multimídia	5,851	3,958
Oi Móvel	38,200	37,956
Serede	6	7
Drammen	832
Calitéia	387
Financial income	9,305,002	1,338,509
Oi Móvel		9,020
Telemar	3,590	3,285
Oi Holanda	7,536,101	758,200
PTIF	1,757,201	549,886
PT Participações	8,105	18,118
Pointer	5

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	COMPANY
	2020	2019
Operating costs and expenses	(766,690)	(923,885)
BrT Multimídia	(1,367)	(4,006)
Oi Móvel	(26,622)	(39,666)
Telemar	(11,303)	(12,760)
Paggo Administradora	(249)	(3,018)
BrT Call Center	(437,264)	(505,333)
Serede	(283,028)	(359,102)
Drammen	(6,857)
Financial expenses	(7,716,863)	(946,339)
Telemar	(20,364)	(34,521)
Serede	(3,940)	(4,260)
BrT Call Center	(1,614)	(1,801)
BrT Multimídia	(6,498)	(7,241)
Oi Holanda	(7,515,087)	(875,706)
PTIF	(169,061)	(22,602)
PT Participações	(299)	(208)

Credit facilities

The Company may grant credit facilities to its subsidiaries for the purpose of providing working capital for their operating activities. In these cases, maturities can be rescheduled based on these companies’ projected cash flows and these facilities bear interest equivalent to 115% of CDI (115% of CDI in 2019). In the year ended December 31, 2020 there are no outstanding balances between group companies for this purpose since, as approved in the JRP, real-denominated intercompany claims for working capital purposes were extinguished by netting payables and receivables between the Brazilian RJ Debtors.

The intercompany credit facilities effective at December 31, 2020 are linked to the terms approved in the JRP. The intercompany claims not covered by said netting as provided for in the JRP were restructured and will be paid 20 years after the end of the settlement of all the claims paid under the terms and conditions of the Default Payment Method, adjusted using the TR for real-denominated credit facilities and changes in foreign exchange rates for international credit facilities. Additionally, credit facilities between the Company, a PTIF, and Oi Holanda were created since that in the context of the implementation of the JRP, the financial debt of the RJ Debtors were substantially consolidated in the Company, which issued financial and equity instruments to settle these debts originally recognized by said subsidiaries.

Guarantees

The Company and the other RJ Debtors are jointly and severally liable for the compliance of all obligations set forth by the JRP, as provided therefor.

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Oi Futuro

Since 2001, Oi has been reinforcing its commitment to building a more diverse and inclusive society through projects and programs developed by Oi Futuro, our social impact innovation and creativity institute. Legally established as an OSCIP (Civil Society Organization of Public Interest), Oi Futuro has a nationwide presence to promote activities in Culture, Education and Social Innovation areas, thus contributing to the ESG (Environmental Social Governance) agenda and the Sustainable Development Goals (SDGs). Through subsidiary Oi Móvel, the Group made contributions to Oi Futuro totaling R$15,089 (R$21,218 in 2019).

Through subsidiary Oi Móvel, the Group made contributions to Oi Futuro totaling R$15,089 (R$21,218 in 2019).

Transactions with jointly controlled entities, associates, and unconsolidated entities

	COMPANY		CONSOLIDATED
	2020	2019	2020	2019
Accounts receivable and other assets				7,216
Hispamar				426
Other entities				6,790

	COMPANY		CONSOLIDATED
	2020	2019	2020	2019
Accounts payable and other liabilities	520	706	66,021	74,254
Hispamar	520	706	61,078	71,841
Other entities			4,943	2,413

	COMPANY		CONSOLIDATED
	2020	2019	2020	2019
Revenue
Revenue from services rendered	201		498	380
Hispamar	197		439
Other entities	4		59	380
Other income	2		6,118	502
Hispamar	2		2	502
Other entities			6,116
Financial income			120	430
Other entities			120	430

	COMPANY		CONSOLIDATED
	2020	2019	2020	2019
Costs/expenses
Operating costs and expenses	(3,824)	(4,441)	(224,909)	(226,031)
Hispamar	(3,820)	(4,441)	(202,399)	(203,426)
Other entities	(4)		(22,510)	(22,605)
Financial expenses		(3)	(81)	(257)
Hispamar		(3)	(77)	(245)
Other entities			(4)	(12)

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The balances and transactions with jointly controlled entities, associates, and unconsolidated entities result from business transactions carried out in the normal course of operations, namely the provision of telecommunications services by the Company to these entities and the acquisition of these entities’ contents and the lease of their infrastructure.

Compensation of key management personnel

As at December 31, 2019, the compensation of the officers responsible for the planning, management and control of the Company’s activities, including the compensation of the directors and executive officers, totaled R$73,263 (R$53,335 in 2019), as shown in the table below:

	2020	2019
Compensation of key management personnel[1]
Short-term benefits paid to officers (i)[2]	63,157	51,500
Share-based compensation	10,106	1,835
Total	73,263	53,335

1 The amounts shown above refer to the parent company and consolidated since key management personnel is allocated to the Company.

2 The amounts shown do not take into consideration the impacts related to payroll taxes pursuant to a decision issued by the CVM Board on December 8, 2020 (CVM Proceeding No. 19957.007457/2018-10) and communicated by Official Letter in January 2021.

(i) Wages, salaries, fees, social security contributions, paid leave and paid sick leave, profit sharing and bonuses, and noncash benefits (such as medical care, housing, cars, and free or subsidized goods or services).

30.               INSURANCE

During the concession period, the concessionary has the obligation of maintaining the following insurance coverage, over the prescribed terms: “all risks” policy that covers property damages for all insurable assets belonging to the concession, insurance and against economic losses to insure the continuity of services. All material and/or high-risk assets and liabilities in are insured. The Company and its subsidiaries maintain insurance coverage against property damages, loss of revenue arising from such damages, etc. Management understands that the amount insured is sufficient to assure the integrity of assets and the continuity of operations, and the compliance with the rules set out in the Concession Agreements.

The insurance policies provide the following coverage, per risk and type of asset:

	CONSOLIDATED
	2020	2019
Insurance line
Operational risks and loss of profits	800,000	800,000
Civil liability - third parties (*)	415,740	322,408
Fire – inventories	170,000	170,000
Theft - inventories	20,000	20,000
Civil liability - general	30,000	30,000
Civil liability - vehicles	2,000	2,000

(*) Based on the foreign exchange rate prevailing at December 31, 2020 (ptax): R$5.1967 = US$1.00

117

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

31.               HELD-FOR-SALE ASSETS AND DISCONTINUED OPERATIONS

The information on held-for-sale assets should be read together with the financial statements for the year ended December 31, 2019.

	COMPANY		CONSOLIDATED
	2020	2019	2020	2019
Assets
Sale of UPIs (a)			20,625,007
Foreign operations (b)	57,204	3,421,062	99,633	4,271,348
Sale of assets (c)	43,418	43,416	47,302	119,742
Total	100,622	3,464,478	20,771,942	4,391,090

	COMPANY		CONSOLIDATED
	2020	2019	2020	2019
Liabilities
Sale of UPIs (a)			9,152,947
Foreign operations (b)			42,429	491,225
Sale of properties (c)				3,070
Total			9,195,376	494,295
(a)	Sale of UPIs

As part of the Company’s judicial reorganization, described in Note 1 - General Information, more specifically Note 1-2. UPIs Provided for in the Amendment to the JRP, there is a requirement to create five Isolated Production Units (UPIs) comprising the assets, liabilities, and rights of the Debtors related to (a) the telephony and data operation in the mobile communications market (“UPI Mobile Assets”); the passive infrastructure (“UPI Towers” and “UPI Datacenter”); (c) telecommunications network operation (“UPI InfraCo”); and (d) the TV business (“UPI TVCo”).

The divestment of the UPIs would allow the Company to maximize the business value of its investments by expanding its residential and business access services nationwide, exploit more efficiently its network components, and create new business opportunities for the exploitation of these networks by offering them to other carriers and service providers in the telecommunications industry, in light with the governing laws, regulations and the required permits from competent authorities, where applicable.

The Amendment to the JRP contains detailed information on the composition of each UPI and the terms and conditions applicable to their disposal, including information on their structure and minimum price, available at www.recjud.com.br, for consultation purposes.

Information regarding the stage of the disposal of each of the UPIs is described in detail in Note 1 - General Information, subparagraphs 2.1 to 2.5 for each UPI.

The assets and liabilities related to the UPI Mobile Assets, UPI InfraCo, UPI TVCo, UPI Towers, and UPI Datacenter are classified as held for sale since their carrying amounts are being recovered primarily through sale transactions rather than through continuous use. The Company considers that the sale of these assets is highly probable, considering how the divestment plan of these assets is unfolding. The group of assets and liabilities of the UPIs are stated at the lower of carrying amounts and fair values less selling expenses.

118

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(a.1)	Held-for-sale assets

The main components of the assets held sale and liabilities associated to assets held for sale of the UPIs, net of intragroup transactions, are as follows:

2020
Held-for-sale assets	20,625,007
Current assets	1,935,564
Cash and cash equivalents	207,925
Accounts receivable	1,075,583
Inventories	11,932
Current recoverable taxes	6,412
Other taxes	58,834
Judicial deposits	383
Pension plan assets	127
Prepaid expenses	513,609
Other assets	60,759
Non-current assets	18,689,443
Deferred taxes	(47,740)
Other taxes	171,373
Judicial deposits	34,621
Prepaid expenses	440,290
Other assets	35,748
Property, plant and equipment	17,297,887
Intangible assets	757,264
Liabilities associated to held-for-sale assets	9,152,948
Current liabilities	3,189,571
Payroll, related taxes and benefits	208,563
Trade payables	1,267,096
Current taxes payable	3,866
Other taxes	222,195
Licenses and concessions payable	44,502
Tax refinancing program	145
Provisions	161
Leases payable	1,034,467
Other payables	408,576
Non-current liabilities	5,963,377
Other taxes	4,086
Tax refinancing program	410
Provisions	63,772
Leases payable	4,601,655
Other payables	1,293,454

(a.2)       Discontinued operations

The operations related to the UPI Mobile Assets, the UPI InfraCo, the UPI TVCo and the UPI Datacenter are classified as discontinued operations as they represent an important separate line of business and are an integral part of coordinated divestment plan. The Company considers that the operations of UPI Towers do not represent a separate line of business and the revenues and expenses associated with these assets are presented under the full consolidation method in the statement of profit or loss.

119

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The plan to implement the corporate restructuring in order to segregate and sell the UPIs, in the form of the Amendment to the JRP, generated a change in the information on the operating segments that excludes discontinued operations and is presented considering the business segments that will not be transferred to the UPIs, i.e., the continuing business segments that will remain in the Company.

It is worth noting that for December 31, 2020, Management continues to consider discontinued and continuing operations together for monitoring and tracking the performance of the service offerings from the segmented per customer standpoint, and even with regard to the resources to be allocated for performance evaluation and strategic decisions, which are consistent with the internal reports provided to the Company’s chief decision-making body, the Board of Directors

The table below shows the main revenue and expenses components related to profit (loss) from discontinued operations of the UPIs, as well as the revenue and expenses related to the Company’s continuing operations, net of intragroup transactions:

	2020			2019
	CONSOLIDATED	DISCONTINUED OPERATION	CONTINUING OPERATION	CONSOLIDATED	DISCONTINUED OPERATION	CONTINUING OPERATION
Net operating revenue	18,775,764	9,491,461	9,284,303	20,136,183	9,644,087	10,492,096
Operating income (expenses):
Interconnection	(467,450)	(297,997)	(169,453)	(487,413)	(310,821)	(176,592)
Personnel	(2,461,610)	(723,471)	(1,738,139)	(2,528,823)	(662,654)	(1,866,169)
Third-party services	(5,491,153)	(2,317,188)	(3,173,965)	(6,030,542)	(2,507,337)	(3,523,205)
Grid maintenance service	(890,160)	(421,007)	(469,153)	(1,014,432)	(397,986)	(616,446)
Handset and other costs	(113,729)	(103,558)	(10,171)	(170,860)	(170,093)	(767)
Advertising and publicity	(355,191)	(41,376)	(313,815)	(497,278)	(51,946)	(445,332)
Rentals and insurance	(2,366,736)	(884,928)	(1,481,808)	(2,575,862)	(960,165)	(1,615,697)
(Provisions)/reversals	(139,802)	(3,909)	(135,893)	(216,438)	(4,748)	(211,690)
Expected losses on trade receivables	(395,116)	(261,432)	(133,684)	(489,396)	(190,294)	(299,102)
Impairment reversal (losses)	800,378	(329,330)	1,129,708	(2,111,022)		(2,111,022)
Taxes and other income (expenses)	(249,623)	(228,876)	(20,747)	(110,568)	(431,388)	320,820
Other operating income (expenses), net	(236,695)		(236,695)	(6,974)		(6,974)
Operating expenses excluding depreciation and amortization	(12,366,888)	(5,613,072)	(6,753,816)	(16,239,608)	(5,687,432)	(10,552,176)
Depreciation and amortization	(6,937,488)	(2,595,782)	(4,341,706)	(6,873,945)	(2,336,362)	(4,537,583)
Total operating expenses	(19,304,376)	(8,208,854)	(11,095,522)	(23,113,553)	(8,023,794)	(15,089,759)
Profit (loss) before financial income (expenses) and taxes	(528,612)	1,282,607	(1,811,219)	(2,977,370)	1,620,293	(4,597,663)
Financial income (expenses):
Financial income	4,227,459	25,239	4,202,220	2,662,463	30,750	2,631,713
Financial expenses	(17,729,852)	(740,060)	(16,989,792)	(8,772,181)	(763,833)	(8,008,348)
Total financial income (expenses)	(13,502,393)	(714,821)	(12,787,572)	(6,109,718)	(733,083)	(5,376,635)
Pre-tax profit (loss)	(14,031,005)	567,786	(14,598,791)	(9,087,088)	887,210	(9,974,298)
Income tax and social contribution	3,502,506	(48,414)	3,550,920	(8,019)	(20,757)	12,738
Profit (loss) for the year	(10,528,499)	519,372	(11,047,871)	(9,095,107)	866,453	(9,961,560)

120

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(a.2.1)       Restatement of the comparative balances of discontinued operation

Statement of Profit or Loss

	2019
	Previously stated consolidated	Discontinued operations	Continuing operations
Net operating revenue	20,136,183	9,644,087	10,492,096
Cost of sales and/or services	(15,314,814)	(7,332,219)	(7,982,595)
Gross profit	4,821,369	2,311,868	2,509,501
Operating income (expenses)
Share of results of investees	(5,174)		(5,174)
Selling expenses	(3,547,684)	(940,635)	(2,607,049)
General and administrative expenses	(2,782,300)	(840)	(2,781,460)
Other operating income	4,527,710	431,643	4,096,067
Other operating expenses	(5,991,291)	(181,743)	(5,809,548)
	(7,798,739)	(691,575)	(7,107,164)
Loss before financial income (expenses) and taxes	(2,977,370)	1,620,293	(4,597,663)
Financial income	2,662,463	30,750	2,631,713
Financial expenses	(8,772,181)	(763,833)	(8,008,348)
Financial income (expenses)	(6,109,718)	(733,083)	(5,376,635)
Pre-tax loss	(9,087,088)	887,210	(9,974,298)
Income tax and social contribution
Current	(77,060)	(20,757)	(56,303)
Deferred	69,041		69,041
Loss from continuing operations	(9,095,107)	866,453	(9,961,560)
Discontinued operations
Profit for the year from discontinued operations (net of taxes)		(866,453)	866,453
Loss for the year	(9,095,107)		(9,095,107)
Loss attributable to Company owners	(9,000,434)		(9,000,434)
Loss attributable to non-controlling interests	(94,673)		(94,673)
Loss allocated to common shares - basic and diluted	(8,764,803)		(8,764,803)
Loss allocated to preferred shares – basic and diluted	(235,631)		(235,631)
Weighted average number of outstanding shares
(in thousands of shares)
Common shares - basic and diluted	5,796,448		5,788,447
Preferred shares – basic and diluted	155,915		155,915
Basic and diluted loss per share:
Common shares – basic and diluted (R$)	(1.51)		(1.51)
Preferred shares – basic and diluted (R$)	(1.51)		(1.51)
Basic and diluted loss per share - discontinued operations:
Common shares – basic and diluted (R$)			(1.66)
Preferred shares – basic and diluted (R$)			(1.66)

121

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Statement of Comprehensive Income

	2019
	Previously stated consolidated	Discontinued operations	Continuing operations
Loss for the year	(9,095,107)		(9,095,107)
Hedge accounting loss	(1,152)		(1,152)
Actuarial gains (losses)	(9,795)	109	(9,904)
Exchange losses on investment abroad	(16,372)		(16,372)
Comprehensive income from continuing operations	(9,122,426)	109	(9,122,535)
Discontinued operations
Comprehensive income of discontinued operations		(109)	109
Total comprehensive income for the year	(9,122,426)		(9,122,426)
Comprehensive income attributable to owners of the Company	(9,025,115)		(9,025,115)
Comprehensive income attributable to non-controlling interests	(97,311)		(97,311)

122

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Statement of Cash Flows

	2019
	Previously stated consolidated	Discontinued operations	Continuing operations
Cash flows from operating activities
Pretax profit (loss)	(9,087,088)	887,211	(9,974,299)
Non-cash items
Charges, interest income, inflation adjustment, and exchange differences	3,606,618	844,917	2,761,702
Fair value adjustment to borrowings and financing	527,465		527,465
Present value adjustment to other liabilities	59,214		59,214
Transaction with derivative financial instruments (Note 6)	(55,025)		(55,025)
Depreciation and amortization (Note 5)	6,873,945	2,336,362	4,537,583
Provision for (reversal of) onerous contract	1,230,820		1,230,820
Impairment loss (reversal)	2,111,022		2,111,022
Estimated loss on doubtful debts (Note 5)	489,396	260,294	229,101
Provisions/(Reversals) (Note 5)	216,438	4,748	211,690
Share of results of investees (Note 5)	5,174		5,174
Loss of write-off of capital asset, resulting from asset disposals	129,438		129,438
Concession Agreement Extension Fee - ANATEL	359,465	(15,287)	374,752
Employee and management profit sharing	260,207	70,020	190,187
Tax recovery	(3,617,919)		(3,617,919)
Inflation adjustment to provisions/(reversals) (Note 6)	1,620,378	30,827	1,589,551
Inflation adjustment to tax refinancing program (Note 6)	16,159	24	16,135
Other	(432,879)	29	(432,908)
	4,312,828	4,419,145	(106,317)
Changes in assets and liabilities
Accounts receivable	(306,240)		(306,240)
Inventories	(21,113)		(21,113)
Taxes	1,322,267		1,322,267
Increases/decreases in cash investments	40,141		40,141
Held-for-trading cash investments	(428,432)		(428,432)
Redemption of held-for-trading cash investments	468,573		468,573
Trade payables	(678,046)		(678,046)
Payroll, related taxes and benefits	(313,169)		(313,169)
Provisions	(462,299)		(462,299)
Changes in assets and liabilities held for sale	(29,829)		(29,829)
Other assets and liabilities	(252,683)		(252,683)
Licenses and concessions	(127,313)		(127,313)
Financial charges paid - debt	(926,910)		(926,910)
Financial charges paid - other	(121,885)	(60,976)	(60,909)
Income tax and social contribution paid - Company	(85,680)		(85,680)
Income tax and social contribution paid - third parties	(159,966)		(159,966)
Cash flows from operating activities - continuing operations			(2,168,066)
Cash flows from operating activities - discontinued operations		4,358,169	4,358,169
Net cash generated by operating activities	2,190,103		2,190,103
Cash flows from investing activities
Purchases of tangibles and intangibles	(7,425,513)	(3,268,195)	(4,157,318)
Proceeds from the sale of investments and capital assets	106,097		106,097
Dividends received from investments abroad	226,525		226,525
Judicial deposits	(477,010)	(4,899)	(472,111)
Redemptions of judicial deposits	719,223	2,879	716,344
Cash flows from investing activities - continuing operations			(3,580,463)
Cash flows from investing activities - discontinued operations		(3,270,215)	(3,270,215)
Net cash used in investing activities	(6,850,678)		(6,850,678)
Cash flows from financing activities
Repayment of principal of borrowings, financing, and derivatives	(11,824)		(11,824)
Proceeds from (repayments of) derivative financial instrument transactions	72,113		72,113
Capital increase	4,000,000		4,000,000
Commitment to investors premium	(58,489)		(58,489)
Share buyback	(2,572)		(2,572)
Tax refinancing program	(151,862)	(142)	(151,720)
Payment of dividends and interest on capital	(437)		(437)
Lease payment	(1,489,738)	(948,900)	(540,838)
Cash flows from financing activities - continuing operations			3,306,233
Cash flows from financing activities - discontinued operations		(949,042)	(949,042)
Net cash generated by financing activities	2,357,191		2,357,191

Cash flows for the period	(2,303,384)		(2,303,384)
Cash and cash equivalents
Closing balance	2,081,945		2,081,945
Opening balance	4,385,329		4,385,329
Changes in the period	(2,303,384)		(2,303,384)

123

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Statement of Value Added

	Previously stated consolidated	Discontinued operations	Continuing operations
Revenue	29,731,500	12,421,303	17,310,197
Inputs purchased from third parties	(10,561,015)	(4,648,276)	(5,912,739)
Gross value added	19,170,485	7,773,027	11,397,458
Retentions	(13,279,348)	(2,080,663)	(11,198,685)
Wealth created by the Company	5,891,137	5,692,364	198,773
Value added received as transfer	2,657,289	30,750	2,626,539
Wealth for distribution	8,548,426	5,723,114	2,825,312
Wealth distributed
Personnel	(2,271,582)	(581,306)	(1,690,276)
Taxes and fees	(5,439,457)	(2,217,543)	(3,221,914)
Lenders and lessors	(9,932,494)	(2,924,265)	(7,008,229)
Shareholders	9,095,107		9,095,107
Wealth distributed	8,548,426	(5,723,114)	(2,825,312)

124

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Notes - Revenue and Expenses

	2019
	Previously stated consolidated	Discontinued operations	Continuing operations
Net operating revenue	20,136,183	9,644,087	10,492,096
Operating income (expenses):
Interconnection	(487,413)	(310,821)	(176,592)
Personnel	(2,528,823)	(662,654)	(1,866,169)
Third-party services	(6,030,542)	(2,507,337)	(3,523,205)
Grid maintenance service	(1,014,432)	(397,986)	(616,446)
Handset and other costs	(170,860)	(170,093)	(767)
Advertising and publicity	(497,278)	(51,946)	(445,332)
Rentals and insurance	(2,575,862)	(960,165)	(1,615,697)
(Provisions)/reversals	(216,438)	(4,748)	(211,690)
Expected losses on trade receivables	(489,396)	(190,294)	(299,102)
Impairment (loss) reversal	(2,111,022)		(2,111,022)
Taxes and other income (expenses)	(110,568)	(431,388)	320,820
Other operating income (expenses), net	(6,974)		(6,974)
Operating expenses excluding depreciation and amortization	(16,239,608)	(5,687,432)	(10,552,176)
Depreciation and amortization	(6,873,945)	(2,336,362)	(4,537,583)
Total operating expenses	(23,113,553)	(8,023,794)	(15,089,759)
Loss before financial income (expenses) and taxes	(2,977,370)	1,620,293	(4,597,663)
Financial income (expenses):
Financial income	2,662,463	30,750	2,631,713
Financial expenses	(8,772,181)	(763,833)	(8,008,348)
Total financial income (expenses)	(6,109,718)	(733,083)	(5,376,635)
Pre-tax loss	(9,087,088)	887,210	(9,974,298)
Income tax and social contribution	(8,019)	(20,757)	12,738
Loss for the year from continuing operations	(9,095,107)	866,453	(9,961,560)
Discontinued operations
Profit for the year from discontinued operations (net of taxes)		(866,453)	866,453
Loss for the year	(9,095,107)		(9,095,107)
Loss attributable to Company owners	(9,000,434)		(9,000,434)
Loss attributable to non-controlling interests	(94,673)		(94,673)
Operating expenses by function:
Cost of sales and/or services	(15,314,814)	(7,332,219)	(7,982,595)
Selling expenses	(3,547,684)	(940,635)	(2,607,049)
General and administrative expenses	(2,782,300)	(840)	(2,781,460)
Other operating income	4,527,710	431,643	4,096,067
Other operating expenses	(5,991,291)	(181,743)	(5,809,548)
Share of results of investees	(5,174)		(5,174)
Total operating expenses	(23,113,553)	(8,023,794)	(15,089,759)

Notes – Financial Income (Expenses)

125

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	2019
	Previously stated consolidated	Discontinued operations	Continuing operations
Financial income
Monetary correction and exchange differences on third-party debt discount	383,025		383,025
Interest on and monetary correction to other assets (i)	1,922,176	24,944	1,897,232
Income from cash investments	238,828	5,783	233,045
Exchange differences on translating foreign cash investments	(52,013)		(52,013)
Other income	170,447	23	170,424
Total	2,662,463	30,750	2,631,713
Financial expenses and other charges
a) Borrowing and financing costs
Amortization of third-party debt discount	(910,491)		(910,491)
Monetary correction to and exchange losses on third-party	(640,068)		(640,068)
Interest on borrowings from third parties	(1,295,545)		(1,295,545)
Interest on debentures	(322,218)		(322,218)
Subtotal:	(3,168,322)		(3,168,322)
b) Other charges
Interest on leases	(948,973)	(614,944)	(334,029)
Gain (loss) on cash investments classified as held for sale	(185,027)		(185,027)
Tax on transactions and bank fees	(456,579)	(100,864)	(355,715)
Interest on, monetary correction of, and foreign exchange differences on other liabilities (ii)	(1,906,870)	(15,792)	(1,891,078)
Monetary correction of (provisions)/reversals	(1,620,378)	(30,827)	(1,589,551)
Interest on taxes in installments - tax financing program	(16,159)	(22)	(16,137)
Derivative transactions	55,025		55,025
Other expenses (iii)	(524,898)	(1,384)	(523,514)
Subtotal:	(5,603,859)	(763,833)	(4,840,026)
Total	(8,772,181)	(763,833)	(8,008,348)
Financial income (expenses)	(6,109,718)	(733,083)	(5,376,635)

Note – Income Tax and Social Contribution

	2019
	Previously stated consolidated	Discontinued operations	Continuing operations
Income tax and social contribution
Current taxes	(77,060)	(20,757)	(56,303)
Deferred taxes (Note 10)	69,041		69,041
Total	(8,019)	(20,757)	12,738

126

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Notes – Segment Reporting

	2019
	Previously stated consolidated	Discontinued operations	Continuing operations
Residential	7,264,262	1,753,177	5,511,085
Fixed-line	3,281,905		3,281,905
Broadband	2,187,015	1,124	2,185,891
Pay TV	1,752,053	1,752,053
Interconnection	43,289		43,289
Personal mobility	7,017,311	6,798,221	219,090
Mobility	6,601,729	6,382,639	219,090
Interconnection	257,099	257,099
Resale material (handsets, sim cards, and other accessories)	158,483	158,483
SMEs/Corporate/Wholesale	5,527,817	1,092,689	4,435,128
Other services and businesses	140,004		140,004
Net operating revenue	19,949,394	9,644,087	10,305,307
Operating expenses
Depreciation and amortization	(6,804,870)	(2,336,362)	(4,468,508)
Interconnection	(484,061)	(310,821)	(173,240)
Personnel	(2,487,632)	(662,654)	(1,824,978)
Third-party services	(5,957,763)	(2,507,337)	(3,450,426)
Grid maintenance services	(1,012,857)	(397,986)	(614,871)
Handset and other costs	(159,442)	(170,093)	10,651
Advertising and publicity	(494,348)	(51,946)	(442,402)
Rentals and insurance	(2,571,245)	(960,165)	(1,611,080)
Provisions/reversals	(216,438)	(4,748)	(211,690)
Expected losses on trade receivables	(488,269)	(260,294)	(227,975)
Impairment losses (reversals)	(2,111,022)		(2,111,022)
Taxes and other expenses	(18,396)	(361,388)	342,992
Other operating income (expenses), net	(6,974)		(6,974)
Operating income before financial income (expenses) and taxes	(2,863,923)	1,620,293	(4,484,216)
Financial income (expenses)
Financial income	2,659,074	30,750	2,628,324
Financial expenses	(8,452,638)	(763,833)	(7,688,805)
Pre-tax profit (loss)	(8,657,487)	887,210	(9,544,697)
Income tax and social contribution	57,174	(20,757)	77,931
Profit (loss) from continuing operations	(8,600,313)	866,453	(9,466,766)

127

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	2019
	Previously stated consolidated	Discontinued operations	Continuing operations
Net operating revenue
Revenue related to the reportable segment	19,949,394	9,644,087	10,305,307
Revenue related to other businesses	186,789		186,789
Consolidated net operating revenue (Note 5)	20,136,183	9,644,087	10,492,096

	2019
	Previously stated consolidated	Discontinued operations	Continuing operations
Profit (loss) before financial income (expenses) and taxes
Telecommunications in Brazil	(2,863,923)	1,620,293	(4,484,216)
Other businesses	(113,447)		(113,447)
Consolidated income before financial income (expenses) and taxes (Note 5)	(2,977,370)	1,620,293	(4,597,663)
(b)	Foreign operations

Oi’s management was authorized to take all the necessary steps to sell the investments in Africa and in Asia

(c)	Operations in Africa - Approval of preparatory actions for the sale of Africatel

On January 24, 2020, subsidiary Africatel Holdings B.V. (“Africatel”) sold and transferred on that date all the PT Ventures shares to Angolan company Sociedade Nacional de Combustíveis de Angola, Empresa Pública – Sonangol E.P., after the proper approvals by the Company’s Board of Directors, by the competent management bodies of Africatel, and the Judicial Reorganization court as provided for in the Judicial Reorganization Plan and the Company’s JRP and Strategic Plan.

On the transaction date, PT Ventures held stakes in the Angolan companies Unitel, S.A. (“Unitel”) (25%) and Multitel - Serviços de Telecomunicações Lda. (40%), as well as credit rights to dividends declared by Unitel and already past due and a set of rights resulting from the final decision rendered by the Arbitration Court installed under the Arbitration Rules of the ICC, within the scope of the arbitration initiated by PT Ventures at the ICC against the other Unitel shareholders, as disclosed by the Company in a Material Fact Notice on February 28, 2019.

The transaction amount was US$1 billion, of which: (i) US$699.1 million were paid to Africatel by Sonangol on January 24, 2020; (ii) US$60.9 million were paid to Africatel before the transfer of the shares to PT Ventures; and (iii) US$240 million were paid by Sonangol to Africatel, in installments, from February to July 31, 2020.

As a result of this operation, the Company is no longer bound by the ongoing litigation involving PT Ventures, Unitel, and Unitel’s other shareholders.

Considering that there are few deals left involving foreign assets to be disposed of and that these relate basically to Companhia Santomense de Telecomunicações, S.A.R.L. (“CST”), Timor Telecom, S.A.,and telephone directory companies, the Company maintained in the group of held-for-sale foreign assets the investments in CST, since on October 20, 2020 subsidiary Africatel signed a “Share Purchase and Sale Agreement and Assignment of Receivables” for the disposal of its shares in CST, and submitted to the government of São Tomé and Príncipe a request for approval of the transaction.

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The Company remains committed to disposing of the operating assets related to the operations in Africa and Asia and has been assessing a project to decommission the companies that remain after the sale of foreign companies is completed.

The Company remains committed to divesting assets related to operations in Africa and Asia. On October 20, 2020, subsidiary Africatel Holdings B.V. entered into a “Share Purchase and Sale Agreement and Receivables Assignment” for the sale of its shares in Companhia Santomense de Telecomunicações, S.A.R.L. (“CST”) and submitted to the São Tomé and Príncipe government agencies the approval request to compete the transaction.

The group of assets and liabilities of the African operations are stated at the lower of their carrying amounts and their fair values less costs to sell, and are consolidated in the Company’s statement of profit or loss since May 5, 2014. The Company maintains its efforts to sell the remaining assets related to its indirect interest in Africatel.

The main components of the assets held sale and liabilities associated to assets held for sale of the African operations are as follows:

	Operations in Africa
	2020	2019
Held-for-sale assets	99,633	4,271,348
Cash, cash equivalents and cash investments	33,752	63,993
Accounts receivable	41,609	113,699
Dividends receivable		2,435,014
Held-for-sale asset		1,474,699
Other assets	7,172	74,300
Investments	191	4,916
Property, plant and equipment	13,659	83,400
Intangible assets	3,250	21,327

Liabilities directly associated to assets held for sale	42,429	491,225
Borrowings and financing	10,406	11,589
Trade payables	11,223	37,119
Other liabilities	20,800	442,517

Non-controlling interests (i)		146,180

Total held-for-sale assets, net of the corresponding liabilities – consolidated	57,204	3,633,943
Intragroup eliminations		(212,881)
Total assets held for sale – parent company	57,204	3,421,062
Investments in Africa	57,204	3,421,062
129

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The companies that are not expected to be sold in the short term started to be consolidated in the balance sheet.

(i)	Represented mainly by the Samba Luxco’s 14% stake in Africatel and, consequently, in its net assets.
(d)	Sale of properties

As part of the judicial reorganization proceeding and the Strategic Plan, disclosed to the market on July 16, 2019, the Company's management was authorized to take the necessary actions to carry out the disposal of real estate, noncore assets.

On February 21, 2020, the Company sold its property located at Rua General Polidoro nº 99, Botafogo, in the city of Rio de Janeiro, to Alianza Gestão de Recursos Ltda. for R$120.5 million. The transaction was authorized by the Judicial Reorganization Court, after obtaining the favorable opinion of the Rio de Janeiro State Public Prosecution Office and the Trustee. Likewise, ANATEL confirmed the removal of the Property from the Company’s List of Reversible Assets.

Other properties were sold throughout 2020 at the following addresses: Rua Coronel Austriclinio, 914, Centro, Palmares, Pernambuco, sold to Mr. Hallyson Ferreira Lins and Ms. Luciana Keila Silva Ferreira por R$380; Rua Quintino Bocaiuva, Centro, Nova Iguaçu, Rio de Janeiro, sold to Relup 3 Empreendimentos Imobiliários Ltda. for R$4.7 million; Avenida Goiás, 516, quadra 08, Lotes 60 and 56, Setor Central, Goiânia, sold to Jingxiang Utilidades e Bazar EIRELI for R$3. 5 million; Rua Vitorio Nunes da Motta, 160, Enseada do Suá, in the city of Vitória, Espírito Santo, sold to Opus Enseada Empreendimento Imobiliários Ltda. for R$16 million; Avenida Diógenes Chianca, St. 24, Qd. 418, Lt 0118, Agua Fria, João Pessoa, Paraíba, sold to Comar Consultoria Ltda. for R$6.5 million; and, Avenida Madre Benvenuta, 2080, Florianópolis, Santa Catarina, sold to UDESC - Fundação Universidade Estado de Santa Catarina for R$79 million.

32.               OTHER INFORMATION

(a)               Agreements entered into by the Company, TmarPart, and Pharol related to the cash investments made in Rio Forte commercial papers

On June 30, 2014, the Company was informed, through a market notice disclosed by Pharol, of the investment made by PTIF and PT Portugal (both, collectively, “Oi Subsidiaries”), companies contributed by Pharol to Oi in the Company’s capital increase in May 2014, in a commercial paper of Rio Forte Investments S.A. (“Securities” and “Rio Forte”, respectively), a company part of the Portuguese group Espírito Santo (“GES”), when both PTIF and PT Portugal were Pharol subsidiaries.

In light of the default of the securities by Rio Forte, on September 8, 2014, after obtaining the proper corporate approvals, the Company, the Oi Subsidiaries, TmarPart, and Pharol entered into definitive agreements related to the investments made in the Securities. The agreements provided for (i) an exchange (the “Exchange”) through which Oi Subsidiaries transferred the Securities to Pharol in exchange for preferred and common shares of the Company held by Pharol, as well as (ii) the assignment by Oi Subsidiaries of a call option on the Company shares to the benefit of PT (“Call Option”).

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

On March 31, 2015, the Company published a Material Fact Notice on the completion of the Exchange.

The Option became vested with the completion of the Exchange, beginning March 31, 2015, exercisable at any time, over a six-year period, and the number of shares covered by the Option was decreased at each March 31st.

Up to December 31, 2020, Pharol had not exercised the Option, in whole or in part, on the Shares Subject to the Option. Accordingly, the following are no longer subject to the Option: (i) beginning March 31, 2016, 4,743,487 common shares and 9,486,974 preferred shares issued by the Company, equivalent to 10% of the Shares Subject to the Option; (ii) beginning March 31, 2017, another 8,538,277 common shares and 17,076,554, equivalent to 18% of the Shares Subject to the Option; (iii) beginning March 31, 2018, another 8,538,277 common shares and 17,076,554 preferred shares equivalent to 18% of the Shares Subject to the Option; (iv) beginning March 31, 2019, another 8,538,277 common shares and 17,076,554 preferred shares equivalent to 18% of the Shares Subject to the Option; and (v) beginning March 31, 2020, another 8,538,277 common shares and 17,076,554 preferred shares equivalent to 18% of the Shares Subject to the Option. There are also 17,076,554 common shares and 34,153,108 preferred shares and Pharol will no longer be entitled to exercise the Option on these shares on March 31, 2021.

As at December 31, 2020, the fair value of the Option is estimated at R$8 million calculated by the Company using the Black-Scholes model and theoretical share volatility assumptions, using the Revenue Approach valuation technique laid down by paragraphs B10 and B11 of CPC 46/IFRS 13 Fair Value Measurement.

(b)               Operation: Mapa da Mina

On December 10, 2019, the Brazilian Federal Police launched the 69th phase of Operation: Lava Jato (Car Wash), named “Operation: Mapa da Mina” (Mine Plan) (Criminal Search and Seizure Order No. 5024872-64.2018.4.04.7000/PR - 13th Federal Criminal Court of Curitiba), one of the main targets of which was Fábio da Silva, son of former president Luiz Inácio Lula da Silva. The investigation, which has neither the Company nor any of its current officers as defendants, is based on a suspected transfer of several companies to Gamecorp and Grupo Gol, in exchange for alleged benefits from the Federal Government. As a result of such investigation, Company buildings in the States of São Paulo and Rio de Janeiro, and in Brasília were searched and documented were seized. Since then, the Company has cooperated with the investigations by making all the clarifications and delivering all the documents requested. On March 12, 2020, the 4th Region Federal Court granted an habeas corpus (Habeas Corpus No. 5052647-8.2019.4.04.000/PR) was granted, requiring that the records of said Operation be sent to the São Paulo Judiciary Section, after concluding that there was no connection between the facts reported in the investigation and those verified in Operation: “Lava Jato”. On December 7, 2020, the 10th Criminal Court of São Paulo declined on its jurisdiction to process the case and required that the court records be sent to one of the Rio de Janeiro, RJ Judiciary Subsection.

131

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Because of this decision, the defense attorneys of the individuals involved have filed requests for reconsideration and a strict appeal so that the investigation remains under the jurisdiction of the 10th Federal Court of São Paulo.

Among the initiatives undertaken, the Company engaged an independent external auditor to conduct a forensic investigation to cover all the allegations made in the case record and created a Multidisciplinary Committee consisting of members from different departments, such as the legal, compliance, internal audit and accounting department, to determine the main procedures to be performed, and set a schedule of relevant activities in response to the allegations of said investigation involving the Company and its subsidiaries. In this regard, the Multidisciplinary Committee determined the following procedures: (i) retain a renowned, specialized law firm, independent from the Company and its subsidiaries, to conduct an internal investigation on the allegations made in the Federal Public Prosecution Office (MPF) and the Brazilian Federal Police (PF) investigations; (ii) request an assessment by the outside legal counsel of the results of said internal investigation to be conducted by the specialized law firm, if applicable; (iii) request an assessment by the outside legal counsel of possible legal and regulatory impacts in Brazil and in the United States, regarding all allegations made in the investigation, considering the applicable anticorruption legislation and/or illegal activities; (iv) request an assessment by the compliance department to determine whether any material weaknesses in the internal control environment existing at the time covered by the investigations still persist in the current Company governance and internal control scenario; (v) conduct periodic meetings to follow up on the status of the assessments to be carried out; and (vi) submit of the results of all assessments to be carried out to the members of the Audit, Risk and Controls Committee (“CARC”), which reports to the Company’s Board of Directors. In this context, the specialized law firm completed its internal independent investigation in February 2020, based on interviews, information, and documentation submitted by the Company’s management and taking into consideration the constraints imposed by the time period covered by said investigation (2003-2019), and did not identify any indications of illegalities committed by the Company linked to the allegations made by the MPF and the PF in the “Operation: Mine Plan” investigation. This internal use report was extensively discussed and presented to the members of the Multidisciplinary Committee, as well as to the members of the CARC.

(c)                Potential effects of the COVID-19 pandemic

On January 31, 2020, the World Health Organization announced that COVID-19 was a global health emergency and in March the World Health Organization categorized COVID-19 as a pandemic that has caused death and the imposition of measures that have caused unprecedented social and economic impacts in Brazil and the world.

The Company understands the key role of telecommunications for society, is complying with the health and safety recommendations issued by the authorities, and has been monitoring the situation and how it unfolds and its possible impacts. For this reason, since March 2020, the Company has maintained a multidisciplinary crisis response team focused on ensuring the continuity of its operation and services to customers, the health of its employees, and monitoring actions to fight the impacts of the pandemic.

The main measures adopted by the Company include:

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Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

•	home office: approximately 84% of the workforce is working remotely and have been able to perform their duties without any interruption;
•	safe fieldwork: employees whose activities are not compatible with the home office work, such as outside service technicians (classified by the authorities as an essential workers), follow health and preventive protocols, including the use of PPE (personal protection equipment), tests, and the timely isolation of any suspected or confirmed cases;
•	focus on the client: the Company has instituted some transitional measures to assist its customers during the pandemic, for example, providing deferrals of payment deadlines upon request of its customers and, in some cases, entering into payment plans with some of its customers under which it will forbear the collection of interest and late charges, as applicable;
•	stock coverage: we maintain regular communications with our suppliers and service providers in order to ensure timely delivery of inputs and equipment and prevent disruptions in our logistics and supply chain;
•	strengthening the network: the Company responded quickly to the increased demand for telecom services and activated new circuits in its backbone infrastructure that did not suffer any significant decline even with the increase in traffic.

From March to May 2020, local and regional authorities promoted and implemented social distancing and lockdown measures and issued decrees limiting noncore business operations, which resulted in the shutdown of the Company’s retail stores and distribution channels of its mobile service, impacting, for example, revenue from prepaid recharges. In contrast, there has been a significant increase in demand for our broadband services, specifically FTTH services, from both residential and B2B customers.

Beginning June 2020, many states and municipalities began the process of gradually reopening and easing restrictive measures. Thus, the Company resumed the activities of its own stores, pursuant to all established protocols, even though the situations in each location will continue to be monitored in case of any change.

Even though the scenario is adverse and there are still uncertainties regarding the duration and effects of the pandemic, including new pandemic “waves” with an increase in the number of confirmed cases, to date we have no records of material deviations in our operations and results and have preventively maintained all mitigation actions already adopted. In addition, the Company has intensified and maintains the digitalization of processes, sales and services, telemarketing and teleagent channels, which has allowed a rapid and growing recovery and resumption of pre-COVID levels, so that as in September 2020, the indicators point to levels of relative normality or within the expected levels for the period, while continuing to be monitored.

(d)               Capital increase in subsidiary

The Extraordinary Shareholders’ Meeting of indirect subsidiary BrT Multimídia held on June 8, 2020 approved its capital increase in the amount of R$822,673,091.98, without the issuance of new shares, which was fully subscribed and paid in by Oi Móvel, also an indirect subsidiary of the Company, through the assignment of net assets comprised of (i) property, plant and equipment and intangible assets of Oi Móvel, the Fiber-to-the-Home (“FTTH”) class; (ii) part of the usage and consumption supplies acquired for use in the expansion of FTTH; and (iii) the balance of dividends payable.

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Subsequently, at the Extraordinary Shareholders’ Meeting of BrT Multimídia held on October 13, 2020, a new capital increase was approved, totaling R$1,673,412,964.45, through the issuance, by BrT Multimídia, of 52,700 registered common shares without par value, of which R$173,485,677.43 was allocated to the issued capital line item and R$1,499,927,287.02 was allocated to the recognition of a capital reserve. Oi Móvel subscribed all of the shares issued in connection with the aforementioned capital increase, which were paid in through the contribution of FTTH fiber assets, recorded as property, plant and equipment and intangible assets of Oi Móvel, to the assets of BrT Multimídia.

In addition, at the Extraordinary Shareholders’ Meeting of BrT Multimídia held on December 30, 2020, the capitalization of an Advance for Future Capital Increase (“AFAC”) amounting to R$700,000,000.00, which had been granted by Oi Móvel to BrT Multimídia, was approved. As a result of this capital increase, BrT Multimídia issued 212,640 registered common shares without par value, which were fully subscribed and paid in by Oi Móvel through the capitalization of the granted AFAC.

(e)                Corporate restructuring to form the UPI Towers

On July 1, 2020, Telemar merged its direct subsidiary Dommo Empreendimentos Imobiliários Ltda. (“Dommo”), which was wound up and was succeeded by Telemar for all intents and purposes. Since all Dommo’s shares were held by Telemar, the merger had no impact on Telemar’s issued capital, there was no capital increase or capital reduction, and no new shares were issued.

Later, on August 3, 2020, the subsidiary of Telemar, Caliteia RJ Infraestrutura e Redes de Telecomunicações S.A. (“Caliteia”), promoted an increase in its capital stock, amounting approximately R$35 million, which was subscribed and paid in by Telemar and Oi Móvel, through the transfer to Caliteia of outdoor and indoor telecommunications towers, as well as contractual rights and obligations related to its operations.

The merger of Dommo and the capital increase of Caliteia are in line with the Company’s Strategic Plan and the draft Amendment to the JRP and are stages of the corporate and equity restructuring process of the Oi Companies described in the JRP, aimed at optimizing their operations, assets and liabilities and, more specifically, the formation of the UPI Towers.

(f)                Corporate restructuring to form the UPI Datacenter

On September 1, 2020, Brasil Telecom Comunicação Multimídia S.A. (“BrT Multimídia”) was partially spun off and the spun-off portion of BrT Multimídia was merged with and into by Drammen RJ Infraestrutura e Redes de Telecomunicações S.A. (“Drammen”). As a result of this spin-off, BrT Multimedia’s capital stock was reduced by twenty-nine million, ninety-five thousand, one hundred forty-seven Brazilian reais and fifty-seven cents (R$29,095,147.57), without the cancellation of shares, to one billion, one hundred thirty-nine million, eight hundred twenty-three thousand, nine hundred forty-four Brazilian reais and forty-one cents (R$1,139,823,944.41) from one billion, one hundred sixty-eight million, nine hundred nineteen thousand, ninety-one Brazilian reais and ninety-eight cents (R$1,168,919,091.98), divided into three hundred forty-six thousand, two hundred forty-six (346,246) registered common shares, without par value.

Likewise, as a result of the merger of the spun-off portion of BrT Multimedia with and into Drammen, the share capital of Drammen was increased by twenty-nine million, ninety-five thousand, one hundred

134

Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

and forty-seven Brazilian reais and fifty-seven cents (R$29,095,147.57), with the issuance of twenty-nine million, ninety-five thousand, one hundred and forty-seven (29,095,147) registered common shares, without par value, and capital was increased to two thousand and one hundred Brazilian reais (R$2,100.00), divided into two thousand and one hundred (2,100) registered common shares, to twenty-nine million, ninety-seven thousand, two hundred and forty-seven Brazilian reais and fifty-seven cents (R$29,097,247.57), divided into twenty-nine million, ninety-seven thousand, two hundred and forty-seven (29,097,247) registered common shares, all without par value.

The partial spin-off of BrT Multimídia and the merger of the spun-off portion with and into Drammen are in line with the Company’s Strategic Plan and the Amendment to the JRP and are stages of the corporate and equity restructuring process of the Oi Companies described in the JRP, aimed at optimizing their operations, assets and liabilities and, more specifically, the formation of the UPI Datacenter.

(g)               Resignation Incentive Plan

In a notice to the market issued on October 9, 2020, the Company informed its shareholders and the market in general the launch of a Resignation Incentive Plan, the purpose of which was to reduce around 2,000 jobs, which could represent up to 15% of its headcount.

Employees who joined the Resignation Incentive Plan were entitled to special severance conditions which include severance pay based on the length of service at the company and extension of benefits such as health plan, dental plan, and life insurance, among other special benefits.

The Resignation Incentive Plan was the result of the evolution of the business model caused by the implementation of the Oi’s Strategic Plan and the natural need for readjustments to organizational structures, in line with the Amendment to the Company’s Judicial Reorganization Plan, ratified by a decision awarded by the Court of the 7th Corporate Court of the Rio de Janeiro State Court of Justice on October 5, 2020 and issued on October 8, 2020.

As already widely disclosed by the Company, Oi’s Strategic Plan focuses on the wide dissemination of fiber optics in Brazil, as a key component of all landline and mobile telecommunications services, aiming at transforming the Company into the largest telecommunications infrastructure provider in the country.

As a result, the Company incurred expenses totaling R$85 million in the fourth quarter of 2020.

(h)               Impacts of the Amendment to the JRP (Note 1)

As a result of the approval of the Amendment to the JRP, now approved and confirmed as detailed in Note 1, it is worth noting the Amendment to the JRP and the related accounting impacts, within the scope of the Amendment to the JRP:

•	The coordinated divestment plan of UPI Mobile Assets, UPI InfraCo, UPI TVCo, UPI Towers, and UPI Datacenter

135

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The assets and liabilities related to the UPI Mobile Assets, UPI InfraCo, UPI TVCo, UPI Towers, and UPI Datacenter are classified as held for sale since their carrying amounts are being recovered primarily through sale transactions rather than through continuous use. The Company considers that the sale of these assets is highly probable, considering how the divestment plan of these assets is unfolding. The group of assets and liabilities of the UPIs are stated at the lower of carrying amounts and fair values less selling expenses.

The operations related to the UPI Mobile Assets, the UPI InfraCo, the UPI TVCo and the UPI Datacenter are classified as discontinued operations as they represent an important separate line of business and are an integral part of coordinated divestment plan. The Company considers that the operations of UPI Towers do not represent a separate line of business and the revenues and expenses associated with these assets are presented under the full consolidation method in the statement of profit or loss.

The impacts of applying CPC 31/IFRS 5 are disclosed in Note 31 (a). In the consolidated balance sheet as at December 31, 2020, R$20,625,007 was reclassified to held-for-sale assets and R$9,152,947 was reclassified to liabilities associated with held-for-sale assets, and the amounts R$519,372 and R$866,453 in profit from discontinued operations were reclassified in consolidated profit or loss for the years ended December 31, 2020 and 2019, respectively.

•	Adjustments to the payment terms and conditions of the prepetition creditors and also mechanisms that would allow or require the Company to pay certain claims subject to the Plan within a term shorter than the term provided for in the ratified Plan

(a)        Labor Claims

The Amendment to the JRP also prescribes that labor creditors whose claims had not been fully settled by the date of the New GCM would have their claims up to a total of R$50,000 paid within 30 days of ratification of the Amendment to the JRP, provided that said labor claims (i) were listed in the trustee’s list of creditors; (ii) were the subject of a final and unappealable court decision that terminated the underlying lawsuit and ratified the amount due to the related creditor; or (iii) in the case of creditors entitled to recover lawyers’ fee, a decision was rendered in the event of claim qualification or challenge filed by the date of the New GCM, provided that they elect this form of payment.

In 2020, the Company made payments provided for in the Amendment to the JRP totaling R$7,322 to labor creditors (Class I) in the context of the Judicial Reorganization.

(b)       Collateralized claims

The Amendment to the JRP prescribes that, in the event of the disposal of the UPI Mobile Assets, part of the funds to be paid by the winning bidder of the related bidding process and the buyer of the UPI Mobile Assets will, at the risk and expense of the Debtors and using the Debtors’ full instructions on the amount due to each Creditor with collateralized claims and the related data for payment, directly assigned by the buyer to the Creditors with collateralized claims for the prepayment of 100.0% of the remaining amount of Collateralized Claims (as defined in the Amendment to the JRP).

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

At the end of 2020, the implementation of the Amendment did not have any accounting impact since it depends on the realization of the sale of the UPI Mobile Assets.

(c)       Regulatory agencies’ claims

In light of the Amendment to the JRP, approved at the CGM held on September 8, 2020 and ratified by a court decision issued on October 5, 2020, the claims of Regulatory Agencies will be paid as provided for by Law 13,988. This law allows the negotiation of all amounts established under Noncompliance Investigation Proceedings (PADOS) registered as enforceable debt, payable in 84 installments, after a 50% discount on the consolidated claim limited to the principal, a six-month grace period, and with the possible use of judicial deposits made as guarantee of the processed claims, fully transferable to ANATEL for the early settlement of as many initial installments as possible to be paid with the total amount of the deposits.

After the confirmation of the Amendment to the JRP, in the last quarter of 2020, ANATEL and the Company executed the Transaction Agreement, in accordance with the provisions of Law 13,988. The Company recognized the payables to Regulatory Agency ANATEL according to the requirements of IFRS 9/CPC 48, equivalent to the present value on the date of execution of the Transaction Agreement, calculated based on an internal valuation that took into consideration the cash flows, of seven-year term (84 installments), and assumptions related to the discount rates, obtained according to the market conditions, estimated with the Company’s intrinsic risk spread (Note 18).

By December 31, 2020, with the implementation of the Amendment to the JPR, the amount of judicial deposits transferred to ANATEL totaled R$199,827.

(d)       Unsecured Claims, listed in Class III

Straight-line payment option

Pursuant to the Amendment to the JRP, Class III Unsecured Creditors (as defined in the Plan), with claims of up to R$3,000 that have not yet been fully settled by the date of the New GCM and that have filed a claim qualification or challenge by the date of the New GCM, may elect to receive the full claim, via the on-line platform to be made available by the Oi Group www.credor.oi.com.br within 45 days after the New GCM. The option to receive R$3,000 may be exercised, within the same term, by the Class III Unsecured Creditors with claims higher than R$3,000 provided that (i) the claims had not yet been fully paid by the date of the New GCM; (ii) they had already filed a claim qualification or challenge by the date of the New GCM; and (iii) at the time the option is exercised, such creditors granted the Debtors, on the same platform, a receipt of full payment of their claims.

The Amendment to the JRP prescribes that the payment of the related claims is made through a deposit, in Brazilian legal tender, in a bank account in Brazil to be indicated by the corresponding Class III Unsecured Creditors, within no more than ninety (90) calendar days beginning on (a) the date of the Court Ratification of the Amendment to the JRP; or (b) the issue date of the final decision that, in the event the claim in not claimed or is disputed, determined the inclusion of their related Unsecured Claims in the General List of Creditors.

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Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

In 2020, the Company made payments provided for in the Amendment to the JRP totaling R$12,018 to unsecured creditors (Class III) in the context of the Judicial Reorganization.

Repurchase Obligation in Liquidity Events

The Amendment to the JRP includes an amendment to Clause 5.2 of the Original Plan to provide for the obligation of prepayment at a discount, by the Debtors, of the Unsecured Creditors that have elected Restructuring Options I or II, pursuant to Clauses 4.3.1.2 or 4.3.1.3 of the Original Plan, respectively, also when there is one or more Liquidity Events (as defined in the Amendment to the JRP) in the first five years from the court ratification of the JRP. Accordingly, the Amendment to the JRP establishes that the Oi Group shall allocate 100.0% of the Net Revenue from Liquidity Events (as defined in the Amendment to the JRP) exceeding R$6.5 billion to, in up to the payment rounds, anticipate the payment of the claims held by the Unsecured Creditors provide for in said Clause, at a discount of fifty-five percent (55%) on the related Total Balance of the Unsecured Claims, as described in Clause 5.4 of the Amendment to the JRP.

In 2020, the implementation of the Amendment to the JPR had no accounting impact on the financial statements. A borrowing and financing financial liability is derecognized when the debt is extinct or there is a substantial changes in the contractual terms. Under the terms and conditions of the Amendment to the JRP, there is the obligation to prepay the claims of class II and III creditors at discount if one or more liquidity events occur (Note 1). Such prepayment obligations do not meet the liability derecognition or substantial change in the contractual terms criteria since they depend on the compliance with certain conditions precedent provided for by the Plan and which are beyond of the Company’s control.

Reverse Auction

The Amendment to the JRP allows the Debtors, at any time, during the five-year period after the ratification of the Amendment to the JRP, to hold one or more prepayment rounds to the Unsecured Creditors that offer the highest discount rate of their claims in each round held (“Reverse Auction”). In each Reverse Auction, the winning bidder shall be the Unsecured Creditors that successively offer the lowest amount novated unsecured claims under the terms of the Plan in each round, under the terms provided for in Clause 4.7.1 of the Amendment to the JRP.

The specific terms of each Reverse Auction, including the rules, the net present value (NPV) of the future payment flows of the related unsecured claims, as provided for in the Plan, to be taken into consideration, which cannot be lower than one hundred percent (100%) of the NPV of the related unsecured claims at any Reverse Auction, and the maximum amount of the related unsecured claims to be paid by the Debtors, including possible restrictions, will be detailed in the related notice to be disclosed prior to the Reverse Auction, at www.recjud.com.br, and subsequently sent to the interested Unsecured Creditors that complete their registration, as provided for in Clause 4.7.4 of the Amendment to the JRP.

The accounting impacts of the Reverse Auction will only be recognized on the date on which the auction event occurs.

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Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Bank guarantees

The Amendment to the JRP allows the Debtors to seek in the market a credit limit for hiring bank guarantees to be provided to the Unsecured Creditors. Clause 5.6.6 and following of the Amendment to the JRP provides for the possibility of the Unsecured Creditors to offer bank guarantee lines to the benefit of the Debtors, within the limit of their restructured claims, to be drawn on the condition that the Debtors reduce their exposure under guarantee in relation to the position as at December 31, 2017, while guaranteeing the reduction of the prepayment discount from 55% to 50%, to be applied at each Exercise Round of the Purchase Obligation, to volumes equivalent to those offered in new guarantee lines, as provided for in the Plan.

The accounting impacts will only be recognized on the date the events occur since they depend on future events that are beyond the Company’s control.

(e)       Unsecured Claims of Small Businesses, listed in Class IV

Pursuant to the Amendment to the JRP, Small Businesses with Unsecured Claims listed in Class IV (as defined in the Plan), with claims of up to R$150,000 that have not yet been fully settled by the date of the New AGC and that have filed have filed a claim qualification or challenge by the date of the New GCM, may elect to receive the full claim, via the on-line platform to be made available by the Oi Group at www.credor.oi.com.br, within 45 days after the New GCM. The option to receive R$150,000 may be exercised, within the same term, by the Small Businesses with Unsecured Claims listed in Class IV with claims higher than R$150,000 provided that (i) the claims have not yet been fully paid by the date of the New GCM; (ii) they have already filed a claim qualification or challenge by the date of the New GCM; and (iii) at the time the option is exercised, such creditors grant the Debtors, on the same platform, a receipt of full payment of their claims.

The Amendment to the JRP prescribes that the payment of the related claims to be made through a deposit, in Brazilian legal tender, in a bank account in Brazil to be indicated by the corresponding Unsecured Small Business Creditor, within no more than ninety (90) calendar days beginning on (a) the date of the Court Ratification of the Amendment to the JRP; or (b) the issue date of the final decision that, in the event the claim in not claimed or is disputed, determined the inclusion of their related Unsecured Small Business Claims in the General List of Creditors.

In 2020, the Company made payments provided for in the Amendment to the JRP totaling R$5,259 to small businesses with unsecured claims (Class IV) in the context of the Judicial Reorganization.

33.               EVENTS AFTER THE REPORTING PERIOD

(a)	Partial spin-off and capital reduction of subsidiary

The Extraordinary Shareholders’ Meeting of BrT Multimídia held on January 1, 2021 approved its partial spin-off, with the merger of the spun-off portion with and into Oi Móvel and the reduction of the capital of BrT Multimídia by R$17,698,607.37, without any cancellation of shares, which

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Oi S.A. – under Judicial Reorganization and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

decreased BrT Multimídia’s capital to R$1,995,611,014.47 from R$2,013,309,621.84, represented by 611,586 registered common shares without par value.

The partial spin-off was approved without joint and several liability, so that Oi Móvel became liable only for the obligations that were transferred to Oi Móvel as a result of the partial spin-off and it did not assume any liability, either individually or jointly, for any debts, obligations or liabilities of BrT Multimídia that had not been transferred as part of the partial spin-off in question, regardless of their nature and if they are present, contingent, past and/or future.

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Oi S.A. – under Judicial Reorganization and Subsidiaries

Appendix – Statement of Value Added

For the Years Ended December 31, 2020 and 2019

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Company		Consolidated

	2020	2019	2020	2019 Restated

Revenue
Sales of goods and services	4,523,709	4,919,559	12,267,543	13,700,263
Voluntary discounts and returns	(9,188)	(4,732)	(277,922)	(102,904)
Expected losses on trade receivables	(5,222)	(116,676)	(133,684)	(299,101)
Other income	1,237,762	1,733,731	3,516,001	4,011,939

	5,747,061	6,531,882	15,371,938	17,310,197
Inputs purchased from third parties
Interconnection costs	(74,642)	(93,123)	(169,453)	(176,592)
Supplies and power	(410,466)	(453,272)	(1,133,281)	(931,006)
Cost of sales			(11,558)	(249,966)
Third-party services	(1,406,605)	(1,714,298)	(3,658,035)	(4,294,748)
Other	(61,384)	(85,930)	(193,099)	(260,427)

	(1,953,097)	(2,346,623)	(5,165,426)	(5,912,739)

Gross value added	3,793,964	4,185,259	10,206,512	11,397,458

Retentions
Depreciation and amortization	(1,504,162)	(1,736,318)	(4,341,706)	(4,537,584)
Provisions/reversals (including inflation adjustment)	(389,744)	(98,078)	(1,013,593)	(1,801,240)
Impairment losses	1,129,708	(2,111,022)	1,129,708	(2,111,022)
Profit (loss) from discontinued operations			519,372	866,453
Other expenses	(802,647)	(249,793)	(2,638,084)	(3,615,292)

	(1,566,845)	(4,195,211)	(6,344,303)	(11,198,685)

Wealth created by the Company	2,227,119	(9,952)	3,862,209	198,773

Value added received as transfer
Equity in investees	(11,493,323)	(6,169,801)	31,624	(5,174)
Financial income	10,850,449	2,653,026	4,202,220	2,631,713

	(642,874)	(3,516,775)	4,233,844	2,626,539

Wealth for distribution	1,584,245	(3,526,727)	8,096,053	2,825,312

Wealth distributed
Personnel
Salaries and wages	(283,398)	(282,871)	(1,182,245)	(1,215,781)
Benefits	(76,272)	(77,596)	(278,330)	(327,438)
Severance Pay Fund (FGTS)	(18,951)	(20,462)	(65,492)	(99,601)
Other	(6,913)	(6,347)	(44,313)	(47,456)

	(385,534)	(387,276)	(1,570,380)	(1,690,276)
Taxes and fees
Federal	3,742,918	27,674	3,131,454	(345,434)
State	(768,822)	(968,552)	(2,245,307)	(2,603,365)
Municipal	(22,993)	(16,175)	(252,635)	(273,115)

	2,951,103	(957,053)	632,368	(3,221,914)

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Appendix – Statement of Value Added

For the Years Ended December 31, 2020 and 2019

(In thousands of Brazilian reais - R$, unless otherwise stated)

(continued)

	Company		Consolidated

	2020	2019	2020	2019 Restated

Lenders and lessors
Interest and other financial charges	(14,222,730)	(3,689,019)	(16,205,876)	(6,623,351)
Rents, leases and insurance	(457,047)	(440,359)	(1,481,808)	(384,878)

	(14,679,777)	(4,129,378)	(17,687,684)	(7,008,229)
Shareholders
Non-controlling interests			(1,464)	94,673
(Retained earnings) accumulated losses	10,529,963	9,000,434	10,529,963	9,000,434

	10,529,963	9,000,434	10,528,499	9,095,107

Wealth distributed	(1,584,245)	3,526,727	(8,096,053)	(2,825,312)

142